Exhibit 99.1

Deutsche Bank

Interim Report
as of March 31, 2017

Deutsche Bank

The Group at a glance

	Three months ended
	Mar 31, 2017	Mar 31, 2016

Key financial information

Post-tax return on average shareholders’ equity	3.8%	1.4%

Post-tax return on average tangible shareholders’ equity	4.5%	1.6%

Cost/income ratio [1]	86.2%	89.0%

Compensation ratio [2]	42.8%	39.6%

Noncompensation ratio [3]	43.4%	49.5%

Total net revenues, in € m.	7,346	8,068

Provision for credit losses, in € m.	133	304

Total noninterest expenses, in € m.	6,334	7,184

Adjusted Costs	6,336	6,668

Income (loss) before income taxes, in € m.	878	579

Net income (loss), in € m.	575	236

Basic earnings per share	€0.40	€0.15

Diluted earnings per share	€0.38	€0.15

Share price at period end	€16.15	€13.34

Share price high	€17.82	€19.72

Share price low	€15.12	€11.63

	Mar 31, 2017	Dec 31, 2016

Fully loaded CRR/CRD 4 Leverage Ratio [4]	3.4%	3.5%

CRR/CRD 4 leverage exposure, in € bn.	1,369	1,348

Common Equity Tier 1 capital ratio (fully loaded)	11.9%	11.8%

Common Equity Tier 1 capital ratio (phase in)	12.7%	13.4%

Risk-weighted assets, in € bn.	358	358

Total assets, in € bn.	1,565	1,591

Shareholders’ equity, in € bn.	60	60

Book value per basic share outstanding	€42.24	€42.74

Tangible book value per basic share outstanding	€35.86	€36.33

Other Information
Branches Thereof: in Germany	2,552 1,683	2,656 1,776

Employees (full-time equivalent) Thereof: in Germany	98,177 44,132	99,744 44,600

[1]	Total noninterest expenses as a percentage of net interest income before provision for credit losses, plus noninterest income.
[2]	Compensation and benefits as a percentage of total net interest income before provision for credit losses, plus noninterest income.
[3]

Noncompensation noninterrst expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses, plus noninterest income.

[4]	The CRR/CRD 4 leverage ratio on a phase-in basis was 4.0 % as of March 31, 2017.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Management Report

Operating and Financial Review – 2
Economic Environment – 2
Deutsche Bank Performance – 3
Consolidated Results of Operations – 3
Segment Results of Operations – 5
Corporate Divisions – 6
Financial Position – 12
Related Party Transactions – 14
Management and Supervisory Board – 14

Strategy – 15

Outlook – 17
The Global Economy – 17
The Banking Industry – 18
The Deutsche Bank Group – 18
Our Business Segments – 20

Risks and Opportunities – 23

Risk Report – 24
Introduction – 24
Risk and Capital Overview – 26
Risk and Capital Performance – 29
Leverage Ratio – 36
Credit Risk Exposure – 38
Asset Quality – 42
Market Risk – 45
Operational Risk – 47
Liquidity Risk – 47

Consolidated Financial Statements

Consolidated Statement of Income – 49
Consolidated Statement of Comprehensive Income – 50
Consolidated Balance Sheet – 51
Consolidated Statement of Changes in Equity – 52
Consolidated Statement of Cash Flows – 54

Notes to the Consolidated Financial Statements

Basis of Preparation – 55
Impact of Changes in Accounting Principles – 56
Segment Information – 59
Information on the Consolidated Income Statement – 61
Information on the Consolidated Balance Sheet – 63
Other Financial Information – 94

Confirmations

Review Report – 97

Other Information

Valuation Adjustments – 98
Non-GAAP Financial Measures – 98
Impressum – 102

Deutsche Bank	1 – Management Report	2
Interim Report as of March 31, 2017

Management Report

Operating and Financial Review

Economic Environment

The Global Economy

Economic growth (%)[1]	Mar 31, 2017	Dec 31, 2016	Main driver

Global Economy	3.4%[2]	3.4%	Global economic growth is expected to pick up somewhat further over the course of 2017 as headwinds like low commodity prices ease stimulating global trade.
Thereof:
Industrialized countries	1.8%[2]	1.9%	Commodity producing countries, often Emerging Markets, are likely to benefit more than industrialized countries, where structural weaknesses and high debt levels often limit the outlook.
Emerging markets	4.8%[2]	4.7%

Eurozone Economy	1.4%[2]	1.8%	Rising oil prices and political uncertainty temporarily weigh on growth, but expansionary monetary policy and higher global trade should support it.
Thereof: German economy	1.5%[2]	1.8%

U.S. Economy	2.2%[2]	2.0%	Fading of negative impact on exports from stronger U.S. dollar and on energy sector from low oil prices. Solid trend in domestic economy supported by elevated sentiment. Policy induced growth pick up expected.

Japanese Economy	1.3%[2]	1.6%	Slight export related growth pick up in 2017 despite weak start to year.

Asian Economy[3]	6.2%[2]	6.3%	Strengthening global trade compensated by domestic weaknesses in some Emerging Market countries.
Thereof: Chinese Economy	6.9%[2]	6.8%	Recovery in real-estate sector and increasing infrastructure investments supporting growth in early 2017, but moderating of growth expected.

[1]	Quarterly Real GDP Growth (% YoY). Sources: National Authorities unless stated otherwise.
[2]	Sources: Deutsche Bank Research Forecasts.
[3]	Including China, India, Indonesia, Republic of Korea, and Taiwan.

Banking Industry

Lending to the private sector in the eurozone continued to improve gradually in first quarter of 2017. The outstanding corporate lending volumes increased year on year by 0.4%. Business with private households even increased by 2.1%, one of the best figures since 2011. However, a much stronger dynamic continues to prevail on the funding side: deposits from corporate customers grew by more than 6 % and deposits from retail customers – who account for three times the volume of corporate customers – grew by approximately 4%. The loan-to-deposit ratio thus fell further, from 111 % a year ago to below 108 % at present.

In Germany, loans to corporates continued to grow as of the beginning of the year to approximately 2.5 % p.a. as did private mortgage loans to nearly 4%. At the same time, growth on the deposits side accelerated again to above 5 % despite extremely low interest rates. Thus German banks continued to feel considerable pressure, as did banks throughout the eurozone in general, to lend out funds deposited with them in the form of new loans or to otherwise invest those deposits.

Banks in the U.S. experienced a sharp decline in lending in the first quarter of 2017. With the pace of lending already slowing moderately in the preceding months, the situation deteriorated sharply between December and March. Traditional loans to corporate customers shrank by as much as 3 % from quarter to quarter on an annualized basis and, taking into account commercial real estate loans, quarterly growth slipped below 2 % compared to 13 % in the previous year. In the retail segment, too, the first quarter of 2017 was affected by strong spoiler effects: the volume of mortgage lending stagnated as compared to December 2016, quarterly growth in consumer lending fell from 6 % in fourth quarter of 2016 to 2 % on an annualized basis in first quarter of 2017, and home equity loans again contracted sharply. By contrast, private-sector deposits increased during the traditionally strong first quarter by a solid 6 % on an annualized basis as compared to the end of 2016, meaning that year-on-year growth remained virtually stable at 5%.

In Japan, total loans outstanding rose by just under 3 % year on year in the first quarter of 2017, while at the same time deposit growth fell slightly to 5%. In China, lending growth remained extremely high at 13 % over twelve months, driven primarily by lending to households at 25%, which somewhat accelerated even further but is not likely to be sustainable over the medium term. By contrast, growth in loans to corporate customers remained relatively moderate at 9%. Private-sector deposits also grew year on year by nearly 13%.

3	Deutsche Bank Interim Report as of March 31, 2017	Operating and Financial Review Consolidated Results of Operations

Deutsche Bank Performance

Revenues in the first quarter 2017 were predominantly impacted by a negative swing of more than € 700 million year-on-year, mainly resulting from the development of Deutsche Bank’s credit spread. Provisions for credit losses benefited from improved performance in the metals and mining and oil and gas sector. Noninterest expenses overall and adjusted costs both were below prior year quarter levels, reflecting cost management efforts as well as disposals, but also benefited from NCOU ceasing to exist from 2017 onwards. In March 2017 we announced a refined strategy and a capital increase. The bank plans to combine Postbank and Deutsche Bank’s Private & Commercial clients business, float a minority stake of Deutsche Asset Management and create an integrated Corporate and Investment Bank. The capital increase was successfully completed at the beginning of April with gross proceeds of approximately € 8 billion. These decisions are a significant step forward on the path to creating a simpler, stronger and growing bank.

The financial Key Performance Indicators (KPIs) of the Group for the first three months

Group Key Performance Indicators	Mar 31, 2017	Mar 31, 2016
Net revenues	€ 7.3 bn	€ 8.1 bn
Income (loss) before income taxes	€ 0.9 bn	€ 0.6 bn
Net income (loss)	€ 0.6 bn	€ 0.2 bn
Post-tax return on average tangible shareholders’ equity [1]	4.5%	1.6%
Post-tax return on average shareholder’s equity [1]	3.8%	1.4%
Adjusted costs [2]	€ 6.3 bn	€ 6.7 bn
Cost/income ratio [3]	86.2%	89.0%
Risk-weighted assets (RWA) [4]	€ 357.7 bn	€ 400.9 bn
CRR/CRD 4 fully loaded Common Equity Tier 1 ratio [5]	11.9%[6]	10.7%
Fully loaded CRR/CRD 4 leverage ratio [7,8]	3.4%	3.4%
[1]

Based on Net Income attributable to Deutsche Bank shareholders and additional equity components. For further information, please refer to “Other Information: Non-GAAP Financial Measures” of this report.

[2]

Total noninterest expenses excluding impairment of goodwill and other intangible assets, litigation, policyholder benefits and claims and restructuring and severance. For further information, please refer to “Other Information: Non-GAAP Financial Measures” of the report.

[3]	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[4]	Risk-weighted assets and capital ratios are based upon CRR/CRD 4 fully loaded
[5]

The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio represents our calculation of our Common Equity Tier 1 ratio without taking into account the transitional provisions of CRR/CRD 4. Further detail on the calculation of this ratio is provided in the Risk Report.

[6]

Reflects the Management Board’s decision to propose a dividend per share of € 0.19 paid out of the distributable profit for 2016 taking into consideration the shares issued in the capital increase in April 2017. The dividend contains the pay-out of the distributable profit carried forward from 2015 of approximately € 165 million and a dividend of € 0.11 per share from the remaining distributable profit for 2016. Overall we expect to pay out a total dividend of approximately € 400 million in 2017.

[7]	Further detail on the calculation of this ratio is provided in the Risk Report.
[8]	The CRR/CRD 4 leverage ratio on a phase-in basis was 4.0 % as of March 31, 2017

The changes as per our strategy announcement in March 2017 will be reflected in our reporting once fully implemented. As NCOU ceased to exist from 2017 onwards only its 2016 financial information continues to be included in this report.

Consolidated Results of Operations

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2017	Mar 31, 2016	Absolute Change	Change in %
Net revenues:
Thereof:
GM	2,595	2,818	(223)	(8)
CIB	1,814	1,821	(6)	(0)
PW&CC	1,931	1,736	195	11
Deutsche AM	607	691	(84)	(12)
Postbank	771	861	(89)	(10)
NCOU	0	16	(16)	N/M
C&A	(372)	126	(499)	N/M

Total net revenues	7,346	8,068	(722)	(9)

Provision for credit losses	133	304	(171)	(56)

Noninterest expenses:

Compensation and benefits	3,147	3,194	(46)	(1)

General and administrative expenses	3,201	3,736	(535)	(14)

Policyholder benefits and claims	0	44	(44)	(100)

Impairment of goodwill and other intangible assets	0	0	0	N/M

Restructuring activities	(14)	211	(225)	N/M

Total noninterest expenses	6,334	7,184	(850)	(12)

Income (loss) before income taxes	878	579	299	52

Income tax expense (benefit)	303	343	(40)	(12)

Net income (loss)	575	236	338	143

N/M – Not meaningful

Deutsche Bank	1 – Management Report	4
Interim Report as of March 31, 2017

2017 to 2016 Three Months Comparison

In the first quarter 2017 lower revenues were reported, predominantly impacted by a negative swing of more than € 700 million year-on-year, mainly resulting from the development of Deutsche Bank’s credit spread. The decline in revenues was offset by decrease in noninterest expenses and lower provisions for credit losses.

Group net revenues in the first quarter of 2017 decreased by € 722 million, or 9 % to € 7.3 billion. The decline was predominantly due to a negative swing of more than € 700 million year-on-year, mainly resulting from a narrowing in Deutsche Bank’s credit spreads in the quarter, compared with a widening of those credit spreads in the first quarter of 2016. This impacted both Derivative Debt Valuation Adjustments (DVA) in Global Markets (GM) and the bank’s own debt in Consolidation & Adjustments (C&A). The decline in GM was partly offset by improved performance in Sales and Trading (Debt). The decline in AM was primarily due to nonrecurrence of one-off gain on sale of Asset Management India and a write-up relating to HETA Asset Resolution AG recorded in the first quarter 2016. The decrease in net revenues in Postbank was primarily related to non-recurrence of positive impacts from disposals and negative impacts resulting from hedging activities. The decline was partly offset by an increase in revenues in PW&CC primarily due to successful workout activities in WM’s Sal. Oppenheim franchise and the absence of negative valuation effects related to Hua Xia Bank Co. Ltd. recorded in the first quarter 2016.

Provision for credit losses was € 133 million in the first quarter of 2017, a decrease of € 171 million, or 56%, compared to the same period in 2016. This mainly resulted from the non-recurrence of one-off items related to assets reported under NCOU in prior year as well as from CIB, primarily due to improved performance in the metals & mining and oil & gas portfolio which more than offset continued challenges in the shipping industry.

Noninterest expenses were € 6.3 billion in the first quarter of 2017, a decrease of € 850 million, or 12 % as compared to the first quarter of 2016. The reduction in noninterest expenses reflects mainly lower restructuring and litigation cost, the effects from the closure of NCOU and cost management efforts. Compensation and benefits amounted to € 3.1 billion, down by € 46 million or 1%. The cost reducing impact of FTE reductions and lower severance cost were partially offset by higher amortization of deferred retention awards. General and administrative expenses were € 3.2 billion, down by € 535 million or 14 % compared to the first quarter of 2016, mainly due to lower litigation charges, the effects from the closure of NCOU and lower professional service fees. Restructuring costs were negative € 14 million, a decrease of € 225 million as compared to first quarter 2016 primarily due to net release of restructuring provisions which reflected the disciplined execution of reorganization measures in the PW&CC business in Germany.

Income before income taxes was € 878 million in the first quarter of 2017 an increase of € 299 million or 52 % as compared to the first quarter of 2016. The improvement is mainly attributable to lower noninterest expenses and lower provisions for credit losses.

Net income in the first quarter 2017 was € 575 million, compared to € 236 million in the first quarter 2016. Income tax expense in the current quarter was € 303 million versus € 343 million in the first quarter of 2016. The effective tax rate in the current quarter was 35%. The prior year’s quarter effective tax rate of 59 % was largely attributable to tax effects related to share-based payments and our investment in Hua Xia Bank Co. Ltd.

5	Deutsche Bank Interim Report as of March 31, 2017	Operating and Financial Review Segment Results of Operations

Segment Results of Operations

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three months ended March 31, 2017 and March 31, 2016. See the “Segment Information” note to the consolidated financial statements for information regarding changes in the presentation of our segment disclosure.

						Three months ended Mar 31, 2017

in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth & Commercial Clients	Deutsche Asset Manage- ment	Postbank	Non-Core Operations Unit	Consoli- dation & Adjust- ments	Total Consoli- dated

Net revenues	2,595	1,814	1,931	607	771	–	(372)	7,346

Provision for credit losses	13	44	45	(0)	32	–	(1)	133

Noninterest expenses:

Compensation and benefits	512	480	610	164	338	–	1,044	3,147

General and administrative expenses	1,802	821	1,005	259	319	–	(1,005)	3,201

Policyholder benefits and claims	0	0	0	0	0	–	0	0

Impairment of goodwill and other intangible assets	0	0	0	0	0	–	0	0

Restructuring activities	25	7	(48)	2	0	–	0	(14)

Total noninterest expenses	2,338	1,308	1,566	425	657	–	39	6,334

Noncontrolling interests	4	0	(0)	0	0	–	(4)	0

Income (loss) before income taxes	240	462	320	181	81	–	(406)	878

Cost/income ratio (in %)	90	72	81	70	85	–	N/M	86

Assets	977,844	199,378	190,444	12,538	140,325	–	44,227	1,564,756

Risk-weighted assets (CRD 4 – fully loaded)	162,446	81,809	45,502	9,531	42,129	–	16,291	357,709

CRD 4 leverage exposure measure (spot value at reporting date)	702,310	277,089	195,100	3,342	147,327	–	44,086	1,369,254

Average shareholder’s equity	28,232	12,207	8,449	4,760	5,565	–	599	59,812

Post-tax return on average tangible shareholders’ equity (in %) [1]	2.5	11.4	12.7	52.9	4.2	–	N/M	4.5

Post-tax return on average shareholders’ equity (in %) [1]	2.3	10.1	10.1	10.2	3.9	–	N/M	3.8

N/M – Not meaningful

[1]

The post-tax return on average tangible shareholders’ equity and average shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 35%. For the post-tax return on average tangible shareholders’ equity and average shareholders’ equity of the segments, the applied tax rate was 33%.

						Three months ended Mar 31, 2016

in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth & Commercial Clients	Deutsche Asset Manage- ment	Postbank	Non-Core Operations Unit	Consoli- dation & Adjust- ments	Total Consoli- dated

Net revenues	2,818	1,821	1,736	691	861	16	126	8,068

Provision for credit losses	15	135	36	0	41	75	1	304

Noninterest expenses:

Compensation and benefits	517	508	650	172	348	15	985	3,194

General and administrative expenses	1,797	791	932	306	349	454	(894)	3,736

Policyholder benefits and claims	0	0	0	44	0	0	0	44

Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0	0

Restructuring activities	71	73	56	6	0	5	(0)	211

Total noninterest expenses	2,385	1,372	1,637	528	697	475	91	7,184

Noncontrolling interests	23	0	0	0	0	(0)	(23)	0

Income (loss) before income taxes	395	313	63	162	122	(533)	57	579

Cost/income ratio (in %)	85	75	94	76	81	N/M	N/M	89

Assets	1,220,072	135,718	173,402	28,086	139,017	19,356	24,918	1,740,569

Risk-weighted assets (CRD 4 – fully loaded)	167,635	85,218	49,771	12,118	43,754	30,687	11,713	400,896

CRD 4 leverage exposure measure (spot value at reporting date)	750,049	262,913	183,049	4,919	144,918	31,182	13,434	1,390,464

Average shareholder’s equity	26,878	12,167	8,921	5,870	5,113	3,611	15	62,575

Post-tax return on average tangible shareholders’ equity (in %) [1]	4.1	7.4	2.3	41.2	6.6	N/M	N/M	1.6

Post-tax return on average shareholders’ equity (in %) [1]	3.8	6.7	1.8	7.2	6.2	N/M	N/M	1.4

N/M – Not meaningful

[1]

The post-tax return on average tangible shareholders’ equity and average shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 59%. For the post-tax return on average tangible shareholders’ equity and average shareholders’ equity of the segments, the applied tax rate was 35%.

Deutsche Bank	1 – Management Report	6
Interim Report as of March 31, 2017

Corporate Divisions

Global Markets (GM)

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2017	Mar 31, 2016	Absolute Change	Change in %
Net revenues:

Sales & Trading (equity)	674	751	(78)	(10)

Sales & Trading (debt and other products)	2,290	2,067	223	11

Sales & Trading	2,963	2,818	145	5

Other	(369)	(0)	(368)	N/M

Total net revenues	2,595	2,818	(223)	(8)

Provision for credit losses	13	15	(2)	(16)

Noninterest expenses:

Compensation and benefits	512	517	(5)	(1)

General and administrative expenses	1,802	1,797	4	0

Policyholder benefits and claims	0	0	0	N/M

Impairment of goodwill and other intangible assets	0	0	0	N/M

Restructuring activities	25	71	(46)	(65)

Total noninterest expenses	2,338	2,385	(46)	(2)

Noncontrolling interests	4	23	(19)	(82)

Income (loss) before income taxes	240	395	(155)	(39)

N/M – Not meaningful

2017 to 2016 Three Months Comparison

Global Markets first quarter 2017 net revenues were € 2.6 billion, a decrease of € 223 million, or 8 % from € 2.8 billion in the first quarter of 2016. The market environment for debt products improved. The current quarter includes a CVA/DVA/FVA loss of € 239 million whilst the first quarter of 2016 included positive effects from such valuation adjustment items, as well as gains from a tender offer we conducted for certain of our debt instruments.

Sales & Trading (debt and other products) net revenues were € 2.3 billion, an increase of € 223 million, or 11 % compared to the first quarter of 2016. Revenues in Foreign Exchange were lower as a low volatility environment impacted client flow. Revenues in Core Rates were significantly higher with a solid performance across Europe and the Americas. Credit revenues were higher with strong client activity in Financing and Solutions and U.S. Commercial Real Estate, as well as improved performance in flow businesses. Emerging Market revenues were flat across Latin America and CEEMEA. Asia Pacific Local Markets revenues were significantly higher with improved market conditions compared to a challenging prior year quarter.

Sales & Trading (equity) generated net revenues of € 674 million, a decrease of € 78 million, or 10%. Cash Equity revenues were supported by higher primary activity, most notably in the U.S. Equity Derivatives revenues were also higher with improved structured activity in EMEA and client activity in the U.S. Prime Finance revenues were significantly lower reflecting higher funding costs and lower client balances.

Other revenues were negative € 369 million in 2017, compared to less than € 1 million in 2016. Other revenues included transfers from and to Corporate & Investment Banking related to client coverage and product distribution, as well as the following valuation adjustment items. First, other revenues were impacted by a loss of € 219 million (2016: a gain of € 202 million) relating to the impact of Debt Valuation Adjustments (DVA) on certain derivative liabilities. € 136 million of this loss is due to a change in the creditor hierarchy in the event of a bank insolvency which was introduced by the German Resolution Mechanism Act (Abwicklungsmechanismusgesetz), effective January 1, 2017. This hierarchical change results in derivative counterparties receiving greater protection as they would be satisfied prior to senior unsecured debt holders in the creditor waterfall structure. This greater protection increases the value of the derivative assets for the counterparty, thereby increasing the value of derivative liabilities on our balance sheet, resulting in the loss. Second, a Funding Valuation Adjustment (FVA) loss of € 24 million (2016: a loss of € 79 million) also affected other revenues. Third, there was a mark-to-market gain of € 4 million (2016: a gain of € 22 million) relating to RWA mitigation efforts arising on Credit Valuation Adjustments (CVA).

In provision for credit losses, Global Markets recorded a net charge of € 13 million (2016: net charge of € 15 million), driven by a small number of exposures.

Noninterest expenses decreased by € 46 million or 2%. The decrease was primarily due to lower restructuring and severance charges and favorable foreign exchange rate movements.

7	Deutsche Bank Interim Report as of March 31, 2017	Operating and Financial Review Corporate Divisions

Income before income taxes was € 240 million (2016: € 395 million). The decrease was mainly driven by lower revenues in the first quarter of 2017.

Corporate & Investment Banking Division (CIB)

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2017	Mar 31, 2016	Absolute Change	Change in %
Net revenues:

Trade Finance & Cash Management Corporates	634	657	(24)	(4)

Institutional Cash & Securities Services	421	457	(36)	(8)

Equity Origination	153	64	88	137

Debt Origination	390	294	96	33

Advisory	114	151	(36)	(24)

Loan products & Other	103	197	(94)	(48)

Total net revenues	1,814	1,821	(6)	(0)

Provision for credit losses	44	135	(91)	(67)

Noninterest expenses:

Compensation and benefits	480	508	(28)	(6)

General and administrative expenses	821	791	30	4

Policyholder benefits and claims	0	0	0	N/M

Impairment of goodwill and other intangible assets	0	0	0	N/M

Restructuring activities	7	73	(66)	(90)

Total noninterest expenses	1,308	1,372	(64)	(5)

Noncontrolling interests	0	0	(0)	(73)

Income (loss) before income taxes	462	313	149	47

N/M – Not meaningful

2017 to 2016 Three Months Comparison

CIB’s Income before income taxes was € 462 million for the first quarter of 2017, an increase of 47 % compared to the first quarter of 2016. This was primarily due to the improvement in the provision for credit losses and noninterest expenses. Revenues in the first quarter of 2017 remain largely flat against the prior year quarter, though the development of our Global Transaction Banking and Corporate Finance businesses has diverged.

Net revenues of € 1.8 billion were flat against the first quarter of 2016. Global Transaction Banking revenue decreased by € 59 million or 5%. Trade Finance & Cash Management Corporates revenues were lower by € 24 million or 4%, driven by a refocus of our client, product and country perimeter consistent with our strategy; this has impacted performance. Institutional Cash and Securities Services revenues were down by € 36 million or 8%, again largely a result of deliberate client and country perimeter measures, though rate rises in the US have partially mitigated this impact. In contrast Corporate Finance has made good progress in line with market performance compared to the prior year quarter. Equity Origination was up € 88 million or 137 % compared to a weak first quarter of 2016. Global volumes were up over 75 % with a particular resurgence seen in the US IPO market, in which DB has been a key player. Debt Origination revenues were € 96 million or 33 % higher year-on-year, particularly in the US Leverage Financing and High Yield businesses where the anticipation of rate rises have generated record aggregate supply volumes in the market. Advisory revenues were down by € 36 million or 24 % year-on-year, against a strong first quarter of 2016. Loan Products and Other revenues declined by € 94 million or 48%, as a result of corporate lending activity, transfers to and from Global Markets and internal funding policy changes (the latter two of which had no impact at the Group level).

Provision for credit losses decreased by € 91 million to € 44 million for the quarter. The year-on-year reduction was driven by improved performance in the metals and mining and oil and gas portfolios, offsetting higher provisions in the shipping segment which continues to suffer industry challenges.

Noninterest expenses decreased by € 64 million or 5 % year-on-year, with the reduction due to lower restructuring costs compared to the prior year quarter.

Income before income taxes of € 462 million increased € 149 million or 47 % from the first quarter of 2016. While revenues remained flat, the significant reduction in credit loss provisions, coupled with reduced noninterest expenses, led to the year-on-year improvement.

Deutsche Bank	1 – Management Report	8
Interim Report as of March 31, 2017

Private, Wealth & Commercial Clients Corporate Division (PW&CC)

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2017	Mar 31, 2016	Absolute Change	Change in %
Net revenues:

Credit products	551	540	12	2

Deposit products	254	312	(58)	(18)

Investment & insurance products	308	299	8	3

Payments, cards & account products	143	137	6	4

Other products	41	75	(33)	(45)

Total Private & Commercial Clients (PCC)	1,297	1,362	(65)	(5)

Net interest revenues	161	213	(52)	(25)

Management Fees	156	176	(19)	(11)

Performance & Transaction Fees	91	100	(9)	(9)

Other revenues	226	9	217	N/M

Total Wealth Management (WM)	634	498	136	27

Hua Xia	0	(124)	124	N/M

Total net revenues	1,931	1,736	195	11

Provision for credit losses	45	36	9	24

Noninterest expenses:

Compensation and benefits	610	650	(40)	(6)

General and administrative expenses	1,005	932	73	8

Policyholder benefits and claims	0	0	0	N/M

Impairment of goodwill and other intangible assets	0	0	0	N/M

Restructuring activities	(48)	56	(104)	N/M

Total noninterest expenses	1,566	1,637	(71)	(4)

Noncontrolling interests	(0)	0	(0)	N/M

Income (loss) before income taxes	320	63	257	N/M

N/M – Not meaningful

2017 to 2016 Three Months Comparison

PW&CC achieved income before income taxes of € 320 million in the first quarter of 2017. The improvement of € 257 million compared to the first quarter last year was driven by specific factors in both periods. The first quarter 2016 was adversely impacted by a negative net valuation impact relating to the stake in Hua Xia Bank Co. Ltd., while the first quarter 2017 benefited from successful workout activities in WM’s Sal. Oppenheim franchise and from a net release of restructuring provisions. PW&CC’s business performance excluding these specific factors was solid in the first quarter of 2017. Lower interest rates continued to impact deposit revenues which were partly compensated by growth in credit and investment-related revenues. During the quarter, PW&CC gathered net new assets of € 3 billion. Loan loss provisions remained at very low levels and noninterest expenses reflected both savings from executed restructuring measures as well as increased investment spend.

Net revenues of € 1.9 billion increased by € 195 million, or 11%, compared to the prior year quarter primarily driven by the non-recurrence of the negative valuation impact of € 124 million related to Hua Xia Bank Co. Ltd. in the first quarter last year and positive impacts from successful workout activities in WM’s Sal. Oppenheim franchise in the first quarter 2017. In the Private & Commercial Client (PCC) businesses, revenues decreased by € 65 million, or 5%, compared to last year’s first quarter which included a € 50 million dividend payment from one of PCC’s shareholdings subsequent to a sales transaction by the investee in 2015. The ongoing low interest rate environment led to a € 58 million, or 18%, decline in PCC’s Deposit product revenues. This decline was partly mitigated by higher Credit product revenues (up € 12 million, or 2%, due to higher loan volumes and slightly improved margins) and by increased Investment & insurance product revenues (up € 8 million, or 3%, reflecting our sales focus in these products). Revenues in the Wealth Management (WM) businesses increased by € 136 million, or 27%. Revenues in the category Other were up by € 217 million driven by gains from successful workout activities in the Sal. Oppenheim franchise. These effects more than compensated the impact from the lower revenue base after the sale of the Private Client Services (PCS) unit in the third quarter of 2016. Excluding these factors, WM’s revenues were at comparable levels to the first quarter last year with improved Performance & Transaction Fees as well as Management Fees in key regions like Asia Pacific and Germany being offset by decreased net interest revenues mainly due to a lower deposit base as well as selective loan sales.

Provision for credit losses of € 45 million remained at a very low level reflecting the continued good portfolio quality and the benign economic environment. In the first quarter 2016 Provision for credit losses of € 36 million included positive impacts from selective portfolio sales.

Noninterest expenses of € 1.6 billion declined by € 71 million, or 4%, compared to the first quarter of 2016, mainly due to a € 104 million decline in restructuring charges. The first quarter last year included net restructuring charges of € 56 million whereas the first quarter of 2017 benefited from a net release of restructuring provisions of € 48 million which reflected the disciplined execution of the reorganization measures in the PCC business in Germany. Noninterest expenses in the first quarter

9	Deutsche Bank Interim Report as of March 31, 2017	Operating and Financial Review Corporate Divisions

of 2017 were also positively impacted by the reduced cost base after the disposal of the PCS unit and by savings of executed reorganization measures. These cost-reducing effects were offset by higher infrastructure and investment spend for digitalization, regulatory projects and other initiatives.

Income before income taxes of € 320 million increased by € 257 million compared to the first quarter of 2016. The increase was driven by the aforementioned specific revenue factors regarding Hua Xia Bank Co. Ltd. and the Sal. Oppenheim franchise combined with a lower impact from restructuring activities.

PW&CC’s Invested Assets of € 432 billion increased by € 8 billion compared to December 31, 2016, driven by € 3 billion net inflows (€ 1 billion in WM, € 2 billion in PCC businesses) and market appreciation, partly offset by foreign exchange related effects. The net inflows mainly occurred in deposit products partly driven by the successful win-back of mandates after outflows in the third and fourth quarter of 2016 subsequent to the negative market perceptions associated with Deutsche Bank.

Deutsche Asset Management Corporate Division (Deutsche AM)

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2017	Mar 31, 2016	Absolute Change	Change in %
Net revenues:

Management Fees	562	542	21	4

Performance and transaction fees	19	22	(3)	(13)

Other revenues	25	84	(59)	(70)

Mark-to-market movements on policyholder positions in Abbey Life	0	43	(43)	N/M

Total net revenues	607	691	(84)	(12)

Provision for credit losses	(0)	0	(0)	N/M

Total noninterest expenses:

Compensation and benefits	164	172	(8)	(4)

General and administrative expenses	259	306	(48)	(16)

Policyholder benefits and claims	0	44	(44)	(100)

Impairment of goodwill and other intangible assets	0	0	0	N/M

Restructuring activities	2	6	(4)	(63)

Total noninterest expenses	425	528	(103)	(19)

Noncontrolling interests	0	0	0	N/M

Income (loss) before income taxes	181	162	19	12

N/M – Not meaningful

2017 to 2016 Three Months Comparison

Deutsche AM performance in the first quarter 2017 was solid, driven by improved market conditions compared to the prior year quarter. After six consecutive quarters of net asset outflows, the first quarter 2017 showed a positive turnaround in net asset inflows across most regions.

Net revenues were € 607 million, a decrease of € 84 million, or 12%. Management fees increased by € 21 million, or 4%, mainly driven by Active business, reflecting favorable market movements. Performance & transaction fees decreased by € 3 million, or 13 % due to lower fund performance fees from Active business. Other revenues fell by € 59 million, or 70 % compared to prior year quarter which benefited from the proceeds from the sale of Asset Management India and write-up relating to HETA Asset Resolution AG exposure, partly offset by improvement on fair value of guaranteed products. Following the sale of Abbey Life in the fourth quarter 2016 no mark-to-market movements on policyholder positions were recorded, compared to € 43 million, in the first quarter 2016.

Noninterest expenses of € 425 million decreased by € 103 million, or 19%, due to lower General and administrative expenses, mainly led by lower severance and restructuring expenses as well as the non-recurrence of costs relating to Abbey Life.

Income before income taxes was € 181 million, € 19 million, or 12 % higher than prior year, driven by lower noninterest expenses, partly offset by lower revenues compared to the prior year which benefitted from several one-off items.

Invested assets were € 723 billion as of March 31, 2017, an increase of € 17 billion versus December 31, 2016, driven by net asset inflows of € 5 billion, and favorable market development of € 13 billion.

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Interim Report as of March 31, 2017

in € bn.	Alternatives	Cash	Equity	Fixed Income	Multi Asset	Total Invested Assets
Balance as of December 31, 2016	84	63	171	305	82	706

Inflows	6	5	11	21	6	50
Outflows	(4)	(4)	(10)	(20)	(6)	(45)
Net Flows	2	1	1	0	1	5
FX impact	0	0	(1)	(1)	0	(2)
Market Development	1	0	10	1	1	13
Other	0	0	1	0	1	1

Balance as of March 31, 2017	86	63	183	306	84	723

Average fee rate (in bps)	55	6	52	14	45	31

Postbank

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2017	Mar 31, 2016	Absolute Change	Change in %
Net revenues:

Current Accounts	283	282	2	1

Loans	308	283	25	9

Savings	127	162	(35)	(22)

Home Loans & Savings	49	59	(9)	(16)

Investment & Insurance Products	32	27	5	20

Postal	54	58	(4)	(6)

NCOU	(61)	(39)	(21)	54

Other	(22)	30	(52)	N/M

Total net revenues	771	861	(89)	(10)

Provision for credit losses	32	41	(9)	(22)

Total noninterest expenses:

Compensation and benefits	338	348	(9)	(3)

General and administrative expenses	319	349	(30)	(9)

Policyholder benefits and claims	0	0	0	N/M

Impairment of goodwill and other intangible assets	0	0	0	N/M

Restructuring activities	0	0	0	N/M

Total noninterest expenses	657	697	(39)	(6)

Noncontrolling interests	0	0	0	N/M

Income (loss) before income taxes	81	122	(41)	(33)

N/M – Not meaningful

2017 to 2016 Three Months Comparison

Postbank continued to focus on loan growth in the first quarter of 2017 as well as on cost and efficiency measures. Total net revenues of € 771 million declined by 10 % or € 89 million compared to the prior year quarter. Other net revenues weakened by € 52 million mainly due to the non-recurrence of positive impacts from disposals and negative impacts resulting from hedging activities as well as from adjustments of home loan savings interest provisions. Postbank’s NCOU net revenues were negatively impacted by hedging activities resulting in a decline of € 21 million or 54%. Net revenues from Savings of € 127 million declined by € 35 million or 22 % due to the low interest rate environment. Net interest deterioration in Current Accounts was offset by the introduction of new pricing models for current accounts. Postbank increased its net revenues in Loans by € 25 million or 9 % mainly on account of growth in overall loan volumes. Revenues in Home Loans & Savings decreased by € 9 million or 16 % mainly due to clients reluctance to disburse or convert their partially high yielding home loans savings into home loans. Postbank strengthened its net revenues from the Investment & Insurance business by € 5 million or 20 % while Postal net revenues decreased by € 4 million or 6%.

Provision for credit losses decreased by € 9 million, or 22 % reflecting the ongoing benign economic environment in Germany and the quality of Postbank’s loan book.

Non-interest expenses of € 657 million decreased by € 39 million or 6 % mainly due to a reduced headcount and a continued focus on non-compensation related expenses.

Income before income taxes decreased by € 41 million or 33 % to € 81 million in the first quarter 2017, primarily driven by lower revenues, partly offset by decreased non-interest expenses.

Invested assets were € 72 billion as of March 31, 2017, a stable development versus December 31, 2016. Clients’ assets were € 113 billion as of March 31, 2017, an increase of € 1 billion versus December 31, 2016.

11	Deutsche Bank Interim Report as of March 31, 2017	Operating and Financial Review Corporate Divisions

Non-Core Operations Unit Corporate Division (NCOU)

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2017	Mar 31, 2016	Absolute Change	Change in %
Net revenues	–	16	(16)	N/M

Provision for credit losses	–	75	(75)	N/M

Noninterest expenses:

Compensation and benefits	–	15	(15)	N/M

General and administrative expenses	–	454	(454)	N/M

Policyholder benefits and claims	–	0	0	N/M

Impairment of goodwill and other intangible assets	–	0	0	N/M

Restructuring activities	–	5	(5)	N/M

Total noninterest expenses	–	475	(475)	N/M

Noncontrolling interests	–	(0)	0	N/M

Income (loss) before income taxes	–	(533)	533	N/M

N/M – Not meaningful

2017 to 2016 Three Months Comparison

From 2017 onwards, Non-Core Operations Unit (NCOU) ceased to exist as a standalone division. The remaining legacy assets as of December 31, 2016 are now managed by the corresponding core operating segments, predominately Global Markets and Private Wealth & Commercial Clients.

Consolidation & Adjustments (C&A)

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2017	Mar 31, 2016	Absolute Change	Change in %
Net revenues	(372)	126	(499)	N/M

Provision for credit losses	(1)	1	(2)	N/M

Noninterest expenses:

Compensation and benefits	1,044	985	59	6

General and administrative expenses	(1,005)	(894)	(111)	12

Policyholder benefits and claims	0	0	0	N/M

Impairment of goodwill and other intangible assets	0	0	0	N/M

Restructuring activities	0	(0)	0	N/M

Total noninterest expenses	39	91	(52)	(57)

Noncontrolling interests	(4)	(23)	19	(82)

Income (loss) before income taxes	(406)	57	(463)	N/M

N/M – Not meaningful

2017 to 2016 Three Months Comparison

Loss before income taxes in C&A was € 406 million in the first quarter of 2017, compared to a gain of € 57 million in the prior year quarter. This decrease was mainly due to negative € 187 million in valuation and timing differences in 2017 due to the narrowing of our own credit spread and movements in cross currency basis spreads, compared to positive € 172 million in prior year period. Net revenues also included negative € 116 million related to maintaining funding and liquidity buffers in excess of business based liquidity requirements.

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Interim Report as of March 31, 2017

Financial Position

in € m. (unless stated otherwise)	Mar 31, 2017	Dec 31, 2016	Absolute Change	Change in %
Cash and central bank balances	179,461	181,364	(1,903)	(1)

Interbank balances (w/o central banks)	10,467	11,606	(1,139)	(10)

Central bank funds sold, securities purchased under resale agreements and securities borrowed	38,966	36,368	2,598	7

Trading assets	189,926	171,044	18,882	11

Positive market values from derivative financial instruments	421,218	485,150	(63,932)	(13)

Financial assets designated at fair value through profit or loss	100,054	87,587	12,467	14
Thereof:
Securities purchased under resale agreements	60,146	47,404	12,742	27
Securities borrowed	22,596	21,136	1,460	7

Loans	409,352	408,909	443	0

Securities held to maturity	3,197	3,206	(9)	(0)

Brokerage and securities related receivables	115,002	105,100	9,902	9

Remaining assets	97,115	100,213	(3,098)	(3)

Total assets	1,564,756	1,590,546	(25,790)	(2)

Deposits	555,440	550,204	5,236	1

Central bank funds purchased, securities sold under repurchase agreements and securities loaned	22,977	29,338	(6,361)	(22)

Trading liabilities	73,300	57,029	16,271	29

Negative market values from derivative financial instruments	399,062	463,858	(64,796)	(14)

Financial liabilities designated at fair value through profit or loss	65,799	60,492	5,307	9
Thereof:
Securities sold under repurchase agreements	54,839	50,397	4,442	9
Securities loaned	1,656	1,298	358	28

Other short-term borrowings	20,109	17,295	2,814	16

Long-term debt	172,964	172,316	648	0

Brokerage and securities related payables	141,844	122,019	19,825	16

Remaining liabilities	48,408	53,176	(4,768)	(9)

Total liabilities	1,499,905	1,525,727	(25,822)	(2)

Total equity	64,852	64,819	33	0

Movements in Assets

As of March 31, 2017, total assets decreased by € 25.8 billion (or 2%) compared to year-end 2016.

The overall reduction was primarily driven by a € 63.9 billion decrease in positive market values from derivative financial instruments, mainly attributable to foreign exchange rate products driven by lower volatility and decline in customer flows as well as interest rate products as changes in interest rate curves were inversely correlated to changes in the mark-to-market values.

This decrease was partly offset by an increase in trading assets by € 18.9 billion, primarily driven by debt securities mainly due to increased bond positions in EU & US rates business and increased client activity.

Central bank funds sold, securities purchased under resale agreements and securities borrowed, under both accrual and fair value accounting, increased by € 16.8 billion, driven by increased firm financing activities and increased client flow.

Brokerage and securities related receivables increased by € 9.9 billion, following the seasonality pattern we typically observe of lower year-end levels versus higher volumes over the course of the year.

The overall movement of the balance sheet included a decrease of € 1.3 billion due to foreign exchange rate movements mainly driven by strengthening of the Euro versus the U.S. Dollar. The effects from foreign exchange rate movements are also reflected in the development of the balance sheet line items discussed in this section.

13	Deutsche Bank Interim Report as of March 31, 2017	Operating and Financial Review Financial Position

Movements in Liabilities

As of March 31, 2017, total liabilities decreased by € 25.8 billion (or 2%) compared to year-end 2016.

The overall reduction was primarily driven by a € 64.8 billion decrease in negative market values from derivative financial instruments primarily due to the same factors as the movements in positive market values from derivative financial instruments as discussed above.

This decrease was partly offset by a € 19.8 billion increase in brokerage and securities related payables, primarily due to the same factors as the movements in brokerage and securities related receivables as discussed above.

Trading liabilities increased by € 16.3 billion, mainly attributable to increased trading activities in EU & US rates business.

Deposits increased by € 5.2 billion during the period, mainly as a result of initiatives in our transaction banking and wealth management franchises to attract deposits, partially offset by a reduction in wholesale balances.

Other short term borrowings increased by € 2.8 billion mainly driven by wholesale funding and prime brokerage activities.

Similar to total assets, the impact of foreign exchange rate movements during the period is already embedded in the overall movements in liabilities as discussed in this section.

Liquidity

Liquidity reserves amounted to € 242 billion as of March 31, 2017 (compared to € 219 billion as of December 31, 2016). We maintained a positive internal liquidity stress result as of March 31, 2017 (under the combined scenario), and our Liquidity Coverage Ratio for March 31, 2017 was 148% (compared to 128 % as of December 31, 2016).

Equity

Total equity as of March 31, 2017 increased by € 33 million compared to December 31, 2016. Net income attributable to Deutsche Bank shareholders and additional equity components amounted to € 571 million. This was nearly fully offset by the following factors: a net unrealized loss from exchange rate changes of € 318 million (especially with respect to the U.S. dollar), unrealized net losses of € 95 million from financial assets available for sale, an increased deduction for treasury shares by € 84 million and remeasurement losses related to defined benefit plans of € 67 million.

Regulatory Capital

Our Common Equity Tier 1 (CET 1) capital according to CRR/CRD 4 as of March 31, 2017 decreased in the first quarter of 2017 by € 2.6 billion to € 45.1 billion. Risk-weighted assets (RWA) according to CRR/CRD 4 were € 356.8 billion as of March 31, 2017, compared with € 356.2 billion at the end of 2016. The decrease in CRR/CRD 4 CET 1 capital resulted in a CRR/CRD 4 CET 1 capital ratio of 12.7 % as of March 31, 2017, compared with 13.4 % at the end of 2016.

Our fully loaded CRR/CRD 4 CET 1 capital as of March 31, 2017 amounted to € 42.5 billion, € 0.2 billion higher compared to € 42.3 billion as of December 31, 2016. RWA according to CRR/CRD 4 fully loaded were € 357.7 billion as of March 31, 2017 compared with € 357.5 billion at the end of 2016. Due to the increase in CET 1 capital our fully loaded CRR/CRD 4 CET 1 capital ratio as of March 31, 2017 increased to 11.9%, compared to 11.8 % at year-end 2016.

Further details on the development of Regulatory Capital and RWA can be found in the section “Risk Report” of this report under chapter “Regulatory Capital”.

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Interim Report as of March 31, 2017

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

As of March 31, 2017 and December 31, 2016 the carrying value of reclassified assets was € 583 million and € 619 million, respectively, compared with a fair value of € 472 million and € 519 million as of March 31, 2017 and December 31, 2016, respectively.

Please refer to the note “Amendments to IAS 39 and IFRS 7, ‘Reclassification of Financial Assets’” for additional information on these assets and on the impact of their reclassification.

Related Party Transactions

We have business relationships with several companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors or non-executive boards. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, please refer to the section “Other Financial Information” of this Interim Report.

Management and Supervisory Board

On March 5, 2017, the Supervisory Board decided to appoint Marcus Schenck and Christian Sewing with immediate effect as Presidents.

At his own request, Jeffrey Urwin left the bank’s Management Board effective March 31, 2017.

In addition to his position as CEO, John Cryan has assumed responsibility for the Deutsche Bank’s Americas business.

There were no changes in the Supervisory Board.

15	Deutsche Bank Interim Report as of March 31, 2017	Strategy Overview of new strategic measures

Strategy

Overview of new strategic measures

We outlined a multi-year strategy in October 2015 to build on the core strengths of our business model and client franchise. The four key goals were to be: simpler and more efficient, less risky, better capitalized and better run with more disciplined execution.

The macroeconomic, geopolitical, and regulatory outlook has changed substantially since we launched our strategy in 2015. As a result of these changes in the operating environment and the substantial challenges specific to Deutsche Bank in 2016, we updated our strategy in March 2017 in order to further strengthen the bank and place it in a better position to pursue growth opportunities.

Our core business model is being a global bank servicing a range of institutional, corporate and private clients combined with a strong home base in Germany with a resilient corporate, institutional, asset management and private client franchise. This remains the foundation of our strength and long-term growth prospects.

We undertook certain steps to strengthen the bank including:

–

Substantially strengthened capitalization through a capital increase. The successful completion of our approximately € 8 billion capital increase is intended to allow us to substantially strengthen our capitalization and resulted in an increase of our current CRR/CRD 4 fully loaded Common Equity Tier 1 capital ratio (fully loaded CET 1 ratio) of 11.9 % to approximately 14.1 % pro-forma and an increase of our current CRR/CRD 4 fully loaded leverage ratio of 3.4 % to approximately 4 % pro-forma as of March 31, 2017.

–

Up to € 2 billion of incremental capital creation targeted through the planned initial public offering (IPO) of a minority stake in the Deutsche Asset Management division (Deutsche AM), and from additional business disposals with an identified RWA of approximately € 10 billion and leverage exposure of approximately € 30 billion, the majority of which we plan to complete over the next 18 months.

–

Reorganization of our business divisions into three distinct units, with the goals of strengthening the businesses of each, enhancing client coverage, improving market share and driving efficiencies and growth:

–	The new Corporate & Investment Bank (CIB) that combines our markets, advisory, financing and transaction banking businesses.
–	Private & Commercial Bank (PCB) that combines Postbank and our existing private, commercial and wealth management businesses.
–	An operationally segregated Deutsche Asset Management (Deutsche AM).
–

The integration of Postbank and PCC’s German business with the goal of creating a market leading retail presence in Germany, driving greater efficiency through scale and better earnings and funding stability for Deutsche Bank.

–

The establishment of a cost reduction program targeting to achieve adjusted costs of approximately € 22 billion in 2018 and approximately € 21 billion by 2021, which would include the impact of retaining Postbank’s adjusted costs (€ 2.7 billion in 2016).

–

Separately, within the CIB division, managing identified legacy asset portfolios with approximately € 20 billion of RWA and approximately € 60 billion leverage exposure targeted to be reduced to approximately € 12 billion of RWA and approximately € 30 billion leverage exposure, respectively, by 2020.

–	The incurrence of restructuring and severance costs of approximately € 2 billion over the period 2017 to 2021, approximately 70 % of which is expected to be incurred within the next two years.
–

Targeting a competitive dividend payout ratio for the financial year 2018 and thereafter with an intention that the Management Board will recommend at the Annual General Meeting in May 2017 to pay a dividend of € 0.19 per share out of distributable profit for 2016. The dividend to be paid out of Deutsche Bank AG’s distributable profit for 2016 contains a component reflecting the distributable profit carried forward from 2015 of approximately € 165 million and a dividend of € 0.11 per share out of the remaining distributable profit for 2016. Overall, we expect to pay out a total dividend of approximately € 400 million in 2017.

–	Targeting a post-tax Return on Average Tangible Equity (RoTE) of circa 10 % in a normalized operating environment.

Deutsche Bank	1 – Management Report	16
Interim Report as of March 31, 2017

The fundamental goal of these additional strategic measures is to make Deutsche Bank a stronger, safer bank that is well positioned to pursue growth opportunities through its strong global client franchise. Our management believes we will be able to achieve this by:

–	Having capital levels the sufficiency of which are beyond question,
–	Having a leading CIB franchise with the scale and strength to successfully compete and grow globally,
–	Occupying the number one private and commercial banking position in our home market of Germany,
–	Giving our world class Deutsche AM division operational segregation that can support accelerated growth,
–	Reducing the size of our corporate center and cost base in part through more front to back alignment and shifting large portions of infrastructure functions to the business divisions and
–	Shifting our earnings and business mix more towards stable businesses.

17	Deutsche Bank Interim Report as of March 31, 2017	Outlook The Global Economy

Outlook

The following section should be read in conjunction with the Outlook section in the Management Report provided in the Annual Report 2016.

The Global Economy

We expect global economic growth to see a moderate increase to 3.5 % in 2017, after only having achieved a growth rate of 3.1 % in 2016, its weakest increase since the global financial crisis in 2009. We anticipate that the global inflation rate will likely accelerate to 5.2 % in 2017, primarily due to the upswing in commodity prices. For industrialized countries, we expect growth to accelerate to 1.9%, and consumer prices to increase by 1.7 % in 2017. We expect economic growth in the emerging markets to increase to 4.7 % in 2017, with inflation at 7.7%.

The economic outlook for the eurozone remains challenging, and we anticipate GDP growth to slow to 1.3 % in 2017. The upcoming key elections in major EU Member States and the related uncertainty may inhibit growth in the first half of 2017. Assuming that the political risks will not materialize, we expect the economy to gain momentum in the second half of 2017 supported by a significant upswing in the U.S. economy, potential fiscal easing and the supportive monetary policy stance of the European Central Bank (ECB). We expect the ECB to take initial steps towards further policy normalization after reducing its monthly asset purchases to € 60 billion from April 2017. However, that critically depends on consumer prices remaining on track towards the ECB’s target. We anticipate consumer prices to rise by 1.4 % in 2017. After 2016 GDP growth of 1.9%, we expect the German economy to only expand by 1.1 % in 2017, driven solely by the domestic economy. However, we anticipate that approximately half of the slowdown will be due to the fact that there are fewer working days in 2017.

We expect economic growth in the U.S. to accelerate to 2.6 % in 2017. We expect the dampening effect of low oil prices on the energy sector, inventory reduction and exchange rate related weakness of net exports to gradually subside. The combination of tax cuts, deregulation and infrastructure investments being considered by the new administration in the U.S. could boost growth significantly, particularly in the second half of 2017. We expect consumer prices to rise by 2.1%. The Federal Reserve’s monetary policy should continue to provide stimulus for the U.S. economy overall despite its gradual policy tightening. We expect that the Fed will hike its policy rate three times to 1.375 % by year-end 2017.

The Japanese economy is expected to expand at a slightly quicker pace than in the prior year at 1.1 % as private capital investment benefits from the improving global trade backdrop. We anticipate that this should continue to be buoyed by the country’s monetary policy. The Bank of Japan is focused on controlling the yield curve, and the pace of monetary expansion is expected to slow. We expect inflation to be at 0.7%. Economic growth in the emerging markets is projected to rise to 4.7 % in 2017; in Asia (excluding Japan) we expect it to remain more or less flat at 6.1 % with inflation at 2.8%. We expect the Chinese economy to expand by just 6.5 % in 2017, with inflation declining to 1.7%. However, this assumes an additional rise in lending, which adds to the risk of a real estate bubble and rising capital outflows. The People’s Bank of China could expand the supply of credit to bolster the real estate sector. We do not expect it to adjust its key interest rate in 2017.

The inherent uncertainty in our global forecast remains relatively high due to numerous risks. The significant upturn of global sentiment indicators in recent months so far has only partially been validated by hard data, like industrial production. This is an upside risk to our growth forecasts. In contrast, the reaction of the global financial markets could be far more negative than assumed if the upswing anticipated from the new U.S. administration’s policies fails to meet expectations or if it reverts to protectionist policies. Furthermore, the expected upturn in the U.S. economy could cause interest rates to rise more sharply than assumed. This could have a negative impact on households and corporate expenditure worldwide and could result in much higher capital outflows from emerging markets. Likewise, a hard landing in China could trigger global upheaval. Moreover, geopolitical risks could escalate, especially those arising from conflicts in the Middle East and East Asia. In Europe, an unstructured exit of the United Kingdom from the European Union, a flare-up in the debate on monetary policy going forward and the future of the eurozone, a halt in implementing structural reforms or increasing support for populist parties could potentially have a substantial adverse effect on our forecasts. Regional independence efforts remain a challenge for the stability of the European Union. Also, another refugee crisis could further exacerbate the political discord in the European Union.

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The Banking Industry

In the coming twelve months, banks in Europe are expected to see an improvement in earnings and profits as compared to the weaker results for 2016. A moderate rise in interest rates on the back of the reversing rate environment in the U.S. and the ECB’s gradual phase-out of its asset purchase programs is likely to bolster the banks’ net interest margins over the medium term. In addition, sustained macroeconomic growth should also lead to a slight uptick in the lending business. Progress made in restructuring and lower litigation expenses could have a noticeably positive effect on the cost side for banks. On the other hand, there remain considerable risk factors, mainly of a political nature – from elections in key EU countries to the exit negotiations of the UK from the European Union to uncertainty as to the future of global financial market regulation in the wake of the change in government in the U.S.

Growth in the traditional banking business is likely to be stronger in Germany than in the rest of the eurozone as a whole. However, this will probably mainly be due to the strong mortgage business rather than corporate lending activity, which is expected to be more subdued as a result of weaker investment and lower-than-average exports. It remains to be seen whether the strong growth in deposits can be sustained in the zero-interest rate environment.

In the U.S., the sharp slowdown in lending in the final quarter of 2016 raised questions as to how the next twelve months might develop. However, prospects are expected to remain favorable in general, thanks to an expected economic stimulus program and tax relief. In addition, the banks could benefit from an increased net interest margin as a result of rising interest rates.

The general business outlook for banks in Asia’s two largest economies – China and Japan – is not expected to change drastically; however, it is unlikely that the extremely high lending growth to private households in China will be sustained.

We expect the regulatory outlook to focus on completing existing work streams at the EU and global level. Finalising these may be impacted by the potential for greater fragmentation resulting from United Kingdom’s exit from the European Union, and a revised regulatory approach from the new U.S. administration. International agenda, inluding the finalization of the Basel 3 package and risk weightings for sovereign exposures could see momentum waver, and a less clear commitment to local implementation of international rules, including rules that have already been proposed in the EU such as the Fundamental Review of the Trading Book (FRTB), Net Stable Funding Ratio (NSFR) and Standardised Approach to Counterparty Credit Risk (SACCR). EU initiatives such as revisions to the leverage ratio minimum level for systemic banks, forthcoming transition in loan loss accounting from the “incurred loss” method to the “expected loss” method, and the establishment of the level of own funds and liabilities eligible for bail-in that must be held by major banks in the eurozone for a potential resolution (TLAC/MREL) should progress as planned. Risks associated with United Kingdom’s exit will sharpen focus on the EU capital markets union, calibrating the Bank Recovery and Resolution Directive (BRRD) and reviewing the role of the European Supervisory Authorities (ESAs). These can provide stability to mitigate some risks associated with United Kingdom’s exit from the European Union and broader potential disruptions.

The Deutsche Bank Group

We see the foundation of Deutsche Bank as a leading European bank with global reach supported by a strong home base in Germany, Europe’s largest economy. The Bank serves the real economy needs of its corporate, institutional, asset management and private clients providing services in transaction banking, corporate finance and capital markets, asset management, wealth management and retail banking.

We plan to reshape our business into the three distinct divisions: Corporate & Investment Bank (CIB), Private & Commercial Bank (PCB), and Deutsche Asset Management (Deutsche AM). We expect this new operating business structure to allow us to focus on markets, products and clients where we are better positioned to pursue growth opportunities.

19	Deutsche Bank Interim Report as of March 31, 2017	Outlook The Deutsche Bank Group

As part of our updated strategy communication in March 2017, we have adjusted the composition and the characteristics of our most important financial targets. We aim to achieve our adjusted cost targets by 2018 and 2021 respectively and our remaining key performance indicators in the long-term, consistent with a simpler and safer bank. These key performance indicators are shown in the table below.

Key Performance Indicators

Group Key Performance Indicators [1]	Mar 31, 2017	Target KPI
CRR/CRD 4 Common Equity Tier 1 capital ratio (fully loaded) [2]	11.9%	comfortably above 13.0%

CRR/CRD 4 leverage ratio [3]	4.0%[4]	4.5%

Post-tax Return on Average Tangible Equity [5]	4.5%	circa 10.0%

Adjusted costs [6]	€ 6.3 bn	2018: circa € 22 billion 2021: circa € 21 billion

[1]	Our plan for 2017 is based on foreign exchange rates of EUR/USD 1.01 and EUR/GBP 0.88.
[2]

The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio represents our calculation of our Common Equity Tier 1 ratio without taking into account the transitional provisions of CRR/CRD 4. Further detail on the calculation of this ratio is provided in the Risk Report.

[3]	Further detail on the calculation of the CRR/CRD 4 leverage ratio is provided in the Risk Report.
[4]	The CRR/CRD 4 leverage ratio represents our calculation of our leverage ratio according to transitional rules (phase-in basis).
[5]

Based on Net Income attributable to Deutsche Bank shareholders. Calculation is based on an effective tax rate of 35 % for three months ended March 31, 2017. For further information, please refer to “Other Information: Non-GAAP Financial Measures” of the report.

[6]

Adjusted costs are noninterest expenses excluding impairment of goodwill and other intangible assets, litigation and restructuring and severance. For further information please refer to “Other Information: Non-GAAP Financial Measures” of the report.

The successful completion of our approximately € 8 billion capital increase is intended to allow us to substantially strengthen our capitalization and resulted in an increase of our current CRR/CRD 4 fully loaded Common Equity Tier 1 capital ratio (fully loaded CET 1 ratio) of 11.9 % to 14.1 % pro-forma and an increase of our current CRR/CRD 4 fully loaded leverage ratio of 3.4 % to 4 % pro-forma as of March 31, 2017. Looking forward, we expect the planned sale of a minority stake in Deutsche Asset Management via an initial public offering (IPO) over the next 24 months, and the disposal of other businesses, to generate, through risk-weighted assets (RWA) reduction and capital impacts, an equivalent of up to € 2.0 billion in capital.

In the financial year 2017, we expect increases in RWA, notably from operational risk, methodology changes and selected business growth. By year end 2017, we expect our fully loaded CET 1 ratio to be approximately 13 % and our fully loaded CRR/CRD 4 leverage ratio to be approximately 4% (approximately 4.5 % on a phase-in basis).

We expect our segmental revenues to grow moderately in 2017. This comparison excludes the contributions of the significant businesses Abbey Life, PCS and Hua Xia disposed of in 2016, as well as Funding Valuation Adjustment (FVA), Debt Valuation Adjustment (DVA) and Credit Valuation Adjustments (CVA). The expectation is driven by a better operating environment for Deutsche Bank and an improved macroeconomic outlook. The outlook reflects the expected modest economic recovery in Europe, while growth in the Americas is expected to benefit from fiscal stimulus, as well as the positive impact of an improving interest rate environment. We expect a meaningful client activity pick-up in 2017, of which we have already seen evidence in the beginning of this year, and we intend to further continue to simplify our structures and make processes more efficient.

We are committed to work towards our target of 10 % Post-tax Return on Average Tangible Equity, assuming a normalized revenue environment and on the basis of the achievement of our cost targets. The measures currently underway, and planned for implementation in 2017 and the following years, are key elements for reaching that target. However, given the continued burden, mainly from litigation and restructuring costs, we currently expect only a moderate improvement of our Post-tax Return on Average Tangible Equity in 2017.

As part of the Group-wide cost reduction program, we plan to continue with our branch network optimization, deliver efficiencies through digitalization of processes and streamline the infrastructure functions to reduce headcount and cost. In parallel, we plan to continue our investments in strengthening the control functions and the supporting infrastructure environment.

We are targeting approximately € 22 billion in adjusted costs in 2018, which includes Postbank’s adjusted costs, and expect a further reduction to approximately € 21 billion by 2021. In 2017, we expect to see net cost reductions flow through from investments made last year, as well as from the impact of expected headcount reductions, and the successful completion of our NCOU disposals. Also, we expect to conclude our previously announced retail branch closings, mainly in the first half of 2017. We plan to return to our normal compensation programs in 2017 after the Management Board decided for 2016 to substantially limit bonus payments. Overall, we expect our adjusted costs to further decline in 2017 compared to 2016.

We target a competitive dividend payout ratio for the financial year 2018 and thereafter. If we report sufficient levels of distributable profits under our stand-alone financial statements in accordance with German accounting rules (HGB) for the fiscal year 2017, we expect to recommend at least the payment of a minimum dividend of € 0.11 per share for the fiscal year 2017.

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Our Business Segments

Beginning in the second quarter of 2017, in accordance with our strategy announcement on March 5, 2017, our business operations will be reorganized under a new divisional structure going forward comprising the divisions Corporate & Investment Bank (CIB), Private & Commercial Bank (PCB), and Deutsche Asset Management (Deutsche AM).

The outlook for our business operations in the following section is presented in accordance with the current divisional alignment. To highlight the future organizational set-up we have presented our current divisions under the targeted divisions CIB, PCB and Deutsche AM.

Corporate & Investment Bank (CIB)

Our Global Markets division (GM) will be merged into our existing Corporate & Investment Banking (CIB) to create a single integrated Corporate & Investment Bank division (CIB). In accordance with this decision, our current GM business segments Debt Sales & Trading and Equity Sales & Trading will be combined with our existing CIB businesses Corporate Finance and Transaction Banking to form the reconfigured business division CIB.

Over the longer term, we strive to be a leading European CIB franchise with scale and strength to pursue growth options globally by successfully integrating our GM business. The integrated CIB division plans to expand its corporate business while retaining a more focused institutional footprint. CIB also intends to maintain its strong position in secondary markets, to support primary issuance, hedging and other intermediation needs of its corporate, government, and financial institution clients.

For clients, the integrated CIB division is expected to bring together the wholesale banking expertise, coverage, risk management, and infrastructure across Deutsche Bank into one division. CIB intends to align resourcing and capital across the integrated CIB client and product perimeter to offer further benefits to the Bank’s priority clients. The Bank expects its integrated CIB perimeter to be better aligned with Deutsche Bank’s aspirations, in terms of the nature and size of opportunities. With an integrated approach to client coverage and relationship profitability, CIB aims to capture a greater share of clients’ spending via enhanced cross-selling and targeted solutions for the Bank’s priority clients. Deutsche Bank believes that this opportunity is particularly sizeable in the corporate segment, where the Bank envisages significant upside potential in client segments like transport, infrastructure and energy and in Asia, alongside their product needs in areas like payments and treasury solutions, integrated FX offerings, strategic advisory, leveraged financing, and liquidity & collateral.

Growth in corporate client activity is also expected to create opportunities in the institutional client segment. Overall, Deutsche Bank expects the majority of growth to come primarily from enhancing the returns on the existing resources by more selectively deploying capital to priority clients.

The new combined CIB division expects to achieve a reduction of its adjusted costs by 2018 through streamlining its infrastructure to achieve further efficiencies in the CIB front and middle office functions and the supporting infrastructure, without exiting whole business lines. Furthermore, to enhance the control environment, CIB intends to create single divisional end-to-end accountability for internal processes and the data environment. These efforts will maintain our focus on regulatory compliance, know-your-client (KYC) and client on-boarding process enhancement, system stability and control and conduct. We also intend to continue to invest in Global Transaction Banking – both in remediating regulatory deficiencies in existing infrastructure as well as in enhancing our global product offering to drive revenue growth.

Global Markets

For full year 2017, we expect Debt Sales & Trading revenues to be higher year-on-year with steepening yield curves and diverging monetary policy driving increasing demand for Rates products. We also expect a supportive macroeconomic backdrop and stable credit fundamentals to drive demand for Credit products. In addition, we expect Equity Sales & Trading revenues to be higher in 2017. We aim to recapture market share in 2017 in part due to Deutsche Bank’s enhanced financial strength and the resolution of material litigation matters. Risks to GM’s outlook include exposure of global macroeconomic growth to political developments in Europe, including the exit process of the UK from the European Union, the evolution of central bank policies and ongoing regulatory developments.

We remain committed to reduce costs and drive platform efficiency while enhancing regulatory compliance, control and conduct. Nonetheless, in the near term, we expect to continue to face pressure on our returns as we continue to experience RWA increases, mainly driven by Operational Risk RWA, and as we make progress on outstanding litigation-related matters. Despite the continued uncertain outlook, we believe that the announced strategic priorities will position us favorably to face potential challenges and capitalize on future opportunities as part of our integrated CIB division.

21	Deutsche Bank Interim Report as of March 31, 2017	Outlook Our Business Segments

Corporate & Investment Banking

We expect Corporate Finance revenues to remain relatively stable overall in comparison to 2016 with growth expected to come from our debt & equity origination businesses. In Global Transaction Banking, we expect revenues to benefit from further anticipated U.S. interest rate rises; however challenges remain due to the persistent low interest rate environment in Europe, potential reduction in global trade volumes, as well as the strategic rationalization of our client and country perimeter.

The risks to the outlook include further loosening of monetary policy in key markets, volatile market conditions, an increase in political risk from upcoming national elections in Europe and uncertainty around the exit process of the UK from the European Union. While overall global growth is forecasted to improve in 2017, we expect disparities in regional growth rates to have a mixed impact on CIB and Corporate Finance in particular, with stronger U.S. growth counterbalanced by a slowdown in Europe and China.

Private & Commercial Bank

PW&CC, together with the integrated Postbank, will form the business division Private & Commercial Bank (PCB). This will create Germany’s leading Private and Commercial bank, with over 20 million clients in Germany, offering seamless client coverage. The combined division will operate with two distinct brands spanning the entire client base reaching from retail clients up to advisory-oriented Wealth Management (WM) clients and mid-cap corporates. Our PW&CC brand is intended to be focused on affluent, wealth and commercial clients while the integrated Postbank will provide a highly standardized offering to the wider retail client base.

Private, Wealth & Commercial Clients

In our Private & Commercial Clients (PCC) businesses, we expect investment and insurance product revenues to increase materially in 2017 after they had been negatively impacted by a turbulent market environment with low client activity in 2016. Revenues from deposit products are expected to continue to suffer from the low interest rate environment throughout 2017, resulting in a similar year-on-year decline as in 2016. We anticipate that credit products revenues will grow in 2017 at a slightly higher pace than in 2016, assuming continued customer demand and also reflecting our strategy to selectively expand our loan book. Our Wealth Management business is expected to slightly grow revenues across all major client coverage regions, excluding the impact of the sale of the U.S. Private Client Services (PCS) that was completed in 2016.

Our loan loss provisions were low in 2016 following sales of selected portfolios, and we expect them to increase in 2017 to reach levels comparable with those of earlier years again.

In line with our strategy announcement in March 2017 and our objectives of standardization, simplification and the integration of Postbank, we plan to continue to optimize our branch network and improve our efficiency, and thus expect the number of employees in PW&CC to further decline in 2017. While the resulting decrease in compensation expenses and the deconsolidation impact from the sale of the PCS business is expected to reduce our cost base going forward, we anticipate that the continued investment spend and the effect of inflation will partially counteract this. Overall, we expect noninterest expenses to decline slightly in 2017.

Uncertainties around our performance in 2017 include slower economic growth in our main operating countries and higher than expected volatility in equity and credit markets, which could adversely affect investor risk appetite and asset flow as well as decline in interest rates globally. In addition, fierce competition, tighter regulatory requirements as well as delays in the execution of our strategic projects could negatively impact both our revenue generating capacity and our cost base.

Postbank

In Postbank (PB), our main efforts will include improving operational performance, fostering loan volume growth and implementing fully digitalized end-to-end processes, especially in consumer finance and current accounts.

In 2017, we expect our total net revenues to remain stable compared to 2016 figures. Net revenues from Loans are anticipated to grow, reflecting our strategic approach to expand our loan book especially in the private mortgage and corporate clients businesses. Net revenues from Current Accounts are expected to slightly improve, while we expect net revenues from Savings to be further negatively impacted by the low interest environment. Net revenues from Investment and Insurance Products are expected to increase notably in light of our improved holistic advisory approach for securities-oriented clients. We anticipate a stable development for Postal related net revenues. Against the backdrop of maturing high interest liabilities Postbank’s NCOU net revenues are expected to improve slightly. For Other net revenues, we expect a lower level compared to financial year 2016 due to lack of disposal of assets.

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Continued efforts to further increase efficiency are expected to result in slightly lower total noninterest expenses despite the fact that additional investments in terms of transformation and integration measures may have to be taken in 2017.

Total net revenues and noninterest expenses could be externally impacted by further regulatory requirements and the persisting low interest rate environment with negative rates in certain key markets, which could weigh on profitability. Internally, uncertainties around performance in 2017 include pace of integration especially with regards to the objective of an integrated platform to further improve efficiency and standardization.

Deutsche Asset Management

In Deutsche Asset Management (Deutsche AM), our outlook centers around the potential market impacts of upcoming European political elections, initial United Kingdom’s exit negotiations, and policy developments in the United States as well as ongoing geopolitical events such as diverging monetary policy and oil production changes. Bouts of further volatility across markets are possible. Throughout this uncertain period for investors, Deutsche AM remains focused on delivering as a trusted partner and solutions provider to our clients.

As announced in March 2017, we are taking steps to prepare Deutsche AM for a partial initial public offering in the next 24 months in order to permit its value to be enhanced over time while also positioning the business for future growth. We continue to view longer term industry growth trends favoring our capabilities in beta (passive) products, alternative investments and active multi-asset solutions, areas where we believe we can grow market share both in our home market and abroad. First quarter of 2017 net new asset growth reflects a reversal of prior year-to-date outflows. With clarity around not only the future structure of Deutsche AM, but also the improved capital outlook for Deutsche Bank Group, we see client confidence increasing and are cautiously optimistic about asset development for the remainder of 2017. In the medium term, we expect industry assets to grow, albeit at a lower organic rate than in prior years, and profit pools to be challenged by fee compression, rising costs of regulation, and strong competition. In the face of this challenge, we intend to balance growth through product and coverage expansion with initiatives to ensure an efficient cost base and operating platform.

In 2017, we expect net revenues excluding the mark-to-market movements on policyholder positions in Abbey Life to be lower than 2016. Lower revenues are driven by non-repeating income from prior year proceeds from the sale of Asset Management India, the write-up relating to HETA Asset Resolution AG exposure, and also prior year run rate revenues from Abbey Life; partly offset by underlying revenue growth from Active and Alternatives businesses reflecting improved market conditions. Following the sale of Abbey Life in the fourth quarter 2016, noninterest expenses are expected to be significantly lower as policyholders, benefits and claims ceased following the sale, and we do not anticipate a repeat of material one-off impairment losses.

23	Deutsche Bank Interim Report as of March 31, 2017	Risks and Opportunities

Risks and Opportunities

We have reflected in our Outlook risks and opportunities that we believe are likely to occur. The following section focuses on future trends or events that may result in downside risk or upside potential from what we have anticipated in our Outlook.

Our aspirations are subject to various external and internal factors. In particular, timely and complete achievement of our strategic aspirations may be adversely impacted by the reduced revenue-generating capacities of some of our core businesses in the current challenging macro-economic and market environment, the ongoing headwinds posed by regulatory reforms and/or the effects on us of our legal and regulatory proceedings.

The direct costs and related business impacts described below and in our Outlook, should they be significantly greater than we currently expect, would impact the “available distributable items” (ADI) calculation for Deutsche Bank AG, which forms the basis for payment capacity on our Additional Tier 1 (AT1) securities. If Deutsche Bank AG’s solo HGB results do not provide sufficient ADI, this would impact our ability to make distributions on our AT1 instruments. This could lead to higher funding costs for us and adversely affect perceptions of us in the markets, with potential adverse effects on our results of operations and financial condition. Such impacts would also put increasing pressure on our capital, liquidity and other regulatory ratios. Also, if we do not report sufficient levels of distributable profits under our stand-alone financial statements in accordance with German accounting rules (HGB), this would impact our ability to pay dividends.

Depending on whether the economic and market conditions worsen or improve compared to forecasted levels, this could either adversely affect or positively impact our business, results of operations or strategic plans.

Continued elevated levels of political uncertainty could have unpredictable consequences for the financial system and the greater economy and could contribute to an unwinding of aspect of European integration, potentially leading to declines in business levels, write-downs of assets and losses across our businesses. Our ability to protect ourselves against these risks is limited.

The overall macro-economic impact of the United Kingdom’s decision to leave the European Union, which will depend on Europe’s political response to Brexit, is difficult to predict. In general, we expect a prolonged period of uncertainty regarding the UK’s future status with the EU. Therefore, weaker investment and thereby slower economic growth are expected to persist during the UK exit negotiations. As a consequence, we will closely monitor the developments and their impact on our business and operating model. This may potentially require taking impairments on assets.

A downgrade in our credit rating could affect our funding costs and business activities, although we are unable to predict whether this would be the case or the extent of any such effect.

The regulatory reforms enacted and proposed in response to weaknesses in the financial sector together with the increased regulatory scrutiny and discretion will impose material costs on us, create significant uncertainty for us and may adversely affect our business plans as well as our ability to execute our strategic plans. In addition, regulatory reforms in respect of resolvability or resolution measures may also impact our shareholders and creditors.

Regulators can also impose capital surcharges to reflect the additional risks posed by deficiencies in our control environment. In extreme cases, they can even suspend our permission to operate within their jurisdictions. Furthermore, implementing enhanced controls may result in higher regulatory compliance costs that could offset or exceed efficiency gains.

We are subject to a number of legal proceedings, tax examinations and regulatory investigations, whose outcome is difficult to estimate and which may substantially and adversely affect our planned results of operations, financial condition and reputation. If these matters are resolved on terms that are more adverse to us than we expect, in terms of their costs or necessary changes to our businesses, or if related negative perceptions concerning our business and prospects and related business impacts increase, we may not be able to achieve our strategic objectives or we may be required to change them.

Although we have devoted significant resources to develop our risk management policies, procedures and methods, including with respect to market, credit, liquidity and operational risk, they may not be fully effective in mitigating our risk exposures in all economic market environments or against all types of risks, including risk that we fail to identify or anticipate.

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Risk Report

Introduction

The following Risk Report provides qualitative and quantitative disclosures about credit, market and other risks as per the principles of the International Financial Reporting Standard (IFRS 7). Consequently, the reporting is generally based on IFRS principles of valuation and consolidation. However, for dedicated regulatory disclosures the regulatory principles of consolidation are relevant which differ from those applied for our financial statements.

CRR/CRD 4 Capital Framework

In the European Union, the Basel 3 capital framework was implemented by the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” (Capital Requirements Regulation, or “CRR”) published on June 27, 2013, and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” (Capital Requirements Directive 4, or “CRD 4”) published on June 27, 2013. The new regulatory framework became effective on January 1, 2014, subject to transitional rules. When referring to Deutsche Bank results according to transitional rules we use the term “CRR/CRD 4”. When referring to results according to full application of the final framework (without consideration of applicable transitional methodology) we use the term “CRR/CRD 4 fully loaded”. In some cases, CRR/CRD 4 maintains transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2 or Basel 2.5.

Details on our regulatory exposures as well as applicable ratios are provided further below in this report.

ICAAP/ILAAP and SREP

The lnternal Capital Adequacy Assessment Process (“ICAAP”) as stipulated in Pillar 2 of Basel 3 requires banks to identify and assess risks, maintain sufficient capital to face these risks and apply appropriate risk management techniques to maintain adequate capitalization. The Internal Liquidity Adequacy Assessment Process (“ILAAP”) focuses on maintaining sufficient liquidity risk management. The Supervisory Review and Evaluation Process (“SREP”) refers to the common methodology and standards used by the European Central Bank (ECB) in its role under the Single Supervisory Mechanism (SSM). In accordance with Article 97 of the Capital Requirements Directive (CRD 4), supervisors regularly review the arrangement, strategies, process and mechanisms implemented by banks and evaluate: (a) the risks to which the institution might be exposed; (b) the risks the institution might pose to the financial system in general; and (c) the risks revealed by stress testing.

MREL and TLAC

Both the total loss-absorbing capacity (“TLAC”) requirement for global systemically important banks (“G-SIBs) and the European minimum requirement for own funds and eligible liabilities (“MREL”) are specifically designed to require banks to maintain a sufficient amount of instruments which are eligible to absorb losses in resolution without recourse to taxpayers’ money. On November 23, 2016, the European Commission (“EC”) proposed a revision of the Capital Requirement Regulation (“CRR”) as well as amendments to the Single Resolution Mechanism (“SRM”) Regulation and the Bank Recovery and Resolution Directive (“BRRD”) in order to implement TLAC into EU legislation. The instruments which qualify under TLAC are Common Equity Tier 1, Additional Tier 1 and Tier 2 instruments as well as certain eligible unsecured liabilities. The TLAC term sheet introduces a minimum requirement of 16 percent of Risk-Weighted Assets (“RWAs”) or 6 percent of leverage exposure by January 1, 2019; and 18 percent of RWAs and 6.75 percent of leverage exposure by 2022. If deemed necessary, the resolution authority would be able to request a firm-specific add-on.

25	Deutsche Bank Interim Report as of March 31, 2017	Risk Report Introduction

Risk Management Framework

The diversity of our business model requires us to identify, assess, measure, aggregate, manage our risks and to allocate capital to our businesses consistently. Risk and capital are both managed via a common framework of principles, organizational structures and measurement and monitoring processes, that are closely aligned to the activities of the divisions and business units. Further details can be found in our Annual Report 2016 sections “Risk Management Principles and Governance” and “Risk Governance”.

Risk Management Governance Structure of the Deutsche Bank Group

For all our material risks (credit, market, operational, liquidity, business, model and reputational risks), information concerning their definition, identification and management is contained in chapter “Risk and Capital Management” of our Annual Report 2016.

All risks assessed as material are covered by the Internal Capital Adequacy Assessment Process as described in the section “Internal Capital Adequacy” of this report. Modelling and measurement approaches for quantifying capital and demand are implemented across major risk classes. Our material non-standard risks (i.e., reputational risk and model risk) are implicitly covered in our economic capital framework, primarily within operational and strategic risk.

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Risk and Capital Overview

Key Risk Metrics

The following selected key risk ratios and corresponding metrics form part of our holistic risk management across individual risk types. The Common Equity Tier 1 Ratio (CET 1), Internal Capital Adequacy Ratio (ICA), Leverage Ratio (LR), Liquidity Coverage Ratio (LCR), and Stressed Net Liquidity Position (SNLP) serve as group-level metrics. They are fully integrated into the risk appetite framework, stress testing (except LCR), risk and capital planning, and recovery and resolution planning practices, which are reviewed and approved by our Management Board at least annually. The CET 1, LR, Leverage Exposure, LCR and Risk-Weighted Assets ratios and metrics, which are defined by regulation, are based on the fully loaded rules under the Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms (Capital Requirements Regulation or “CRR”) and the Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms (Capital Requirements Directive 4 or “CRD 4”). ICA, Economic Capital and SNLP are Deutsche Bank specific internal risk metrics used in addition to the above described regulatory metrics.

Common Equity Tier 1 Ratio	Total Risk-Weighted Assets
31.3.2017 11.9%	31.3.2017 €357.7 bn
31.12.2016 11.8%	31.12.2016 €357.5 bn

Internal Capital Adequacy Ratio	Total Economic Capital
31.3.2017 167%	31.3.2017 €34.8 bn
31.12.2016 162%	31.12.2016 €35.4 bn

Leverage Ratio[1]	Leverage Exposure
31.3.2017 3.4%	31.3.2017 €1,369 bn
31.12.2016 3.5%	31.12.2016 €1,348 bn

Liquidity Coverage Ratio	Stressed Net Liquidity Position (sNLP)
31.3.2017 148%	31.3.2017 €42.7 bn2
31.12.2016 128%	31.12.2016 €36.1 bn

[1]	The CRR/CRD 4 leverage ratio on a phase-in basis was 4.0 % as of March 31, 2017 resp. 4.1 % as of December 31, 2016.
[2]	Preliminary amount.

For further details please refer to this report under sections “Risk Profile”, “Internal Capital Adequacy”, “Capital Instruments”, “Development of Regulatory Capital (for phase-in and fully loaded CET 1 and Risk-Weighted Assets figures)”, “Development of Risk-Weighted Assets”, “Leverage Ratio (for phase-in and fully loaded Leverage Ratio)” and our Annual Report 2016 under sections “Risk Appetite and Capacity”, “Recovery and Resolution Planning”, “Stress Testing” and “Internal Capital Adequacy Assessment Process”.

Overall Risk Assessment

Key risk categories include 1) financial risks such as credit risk (including settlement and transfer risk), market risk (trading, non-trading and traded default risk), liquidity risk, business risk (including tax and strategic risk), and 2) non-financial risks (NFRs) including reputational risk and operational risk (with important sub-categories compliance risk, legal risk, model risk, information security risks, fraud risks, and money laundering risks). We manage the identification, assessment and mitigation of top and emerging risks through an internal governance process and the use of risk management tools and processes. Our approach to identification and impact assessment aims to ensure that we mitigate the impact of these risks on our financial results, long term strategic goals and reputation. Please refer to our Annual Report 2016 under section “Risk and Capital Management” for detailed information on the management of our material risks.

As part of our regular analysis, sensitivities of key portfolio risks are reviewed using a bottom-up risk assessment, complemented by a top-down macro-economic and political scenario analysis. This two-pronged approach allows us to capture both those risks that have an impact across our risk portfolios and business divisions as well as those relevant to specific portfolios.

Political risks remain at a heightened level in Europe with the near-term focus on the French presidential and parliamentary elections. As expected the UK government triggered Article 50 of the Treaty on the European Union at the end of March 2017, setting the stage for potentially tense Brexit negotiations. Geopolitical risks are also elevated with tensions increasing between the US and North Korea and between the US and Russia. We expect that (geo) political uncertainty will continue to dominate risks for the remainder of 2017. The failure to repeal the Affordable Health Care Act in the US has raised some doubts about the implementation of promised infrastructure spending, tax cuts and de-regulation which underpin strong US growth expectations, although global economic activity picked up in the first quarter with business surveys and economic activity generally pointing to robust GDP growth.

27	Deutsche Bank Interim Report as of March 31, 2017	Risk Report Risk and Capital Overview

The assessment of the potential impacts of these risks is integrated into our group-wide stress tests which assess our ability to absorb these events should they occur. The results of these tests showed that the currently available capital and liquidity reserves, in combination with available mitigation measures, allow to absorb the impact of these risks if they were to materialize in line with the tests’ parameters.

The first three months of 2017 continued to demonstrate the trend of increasing global regulation of the financial services industry, which we view as likely to persist through the coming years. We are focused on identifying potential political and regulatory changes and assessing the possible impact on our business model and processes. Our material litigation and regulatory enforcement matters are presented in the note “Provisions” of this report.

The overall focus of Risk and Capital Management is maintaining our risk profile in line with our risk strategy, increasing our capital base and supporting our strategic management initiatives with a focus on balance sheet optimization.

Risk Profile

The table below shows our overall risk position as measured by the economic capital usage calculated for credit, market, operational and business risk for the dates specified. To determine our overall (non-regulatory) risk position, we generally consider diversification benefits across risk types.

Overall risk position as measured by economic capital usage by risk type

			2017 increase (decrease) from 2016
in € m. (unless stated otherwise)	Mar 31, 2017	Dec 31, 2016	in € m.	in %
Credit risk	12,599	13,105	(506)	(4)

Market risk	14,129	14,593	(464)	(3)
Trading market risk	4,276	4,229	47	1
Nontrading market risk	9,853	10,364	(511)	(5)

Operational risk	10,989	10,488	501	5

Business risk	4,855	5,098	(243)	(5)

Diversification benefit[1]	(7,727)	(7,846)	119	(2)

Total economic capital usage	34,845	35,438	(593)	(2)

[1]	Diversification benefit across credit, market, operational and strategic risk (largest part of business risk).

As of March 31, 2017, our economic capital usage amounted to € 34.8 billion, which was € 593 million or 2%, below the € 35.4 billion economic capital usage as of December 31, 2016.

The economic capital usage for credit risk was € 506 million or 4 % lower as of March 31, 2017 compared to year-end 2016 mainly due to a lower counterparty risk component.

The economic capital usage for trading market risk totaled € 4.3 billion as of March 31, 2017, which was € 47 million or 1 % higher than at year-end 2016. The increase was primarily driven by traded default risk component. The nontrading market risk economic capital usage decreased by € 511 million or 5 % compared to December 31, 2016, mainly driven by a lower structural foreign exchange risk exposure.

The operational risk economic capital usage totaled € 11.0 billion as of March 31, 2017, which was € 501 million or 5 % higher than the € 10.5 billion economic capital usage as of December 31, 2016. The increase was mainly driven by a model change regarding an enhanced scoring mechanism for the Self-Assessment results in conjunction with the replacement of the existing Self-Assessment process by our enhanced Risk and Control Assessment process.

Our business risk economic capital methodology captures strategic risk, which also implicitly includes elements of non-standard risks including refinancing, reputational risk and a tax risk component. The business risk decreased by € 243 million compared to December 31, 2016, to € 4.9 billion as of March 31, 2017. This decrease reflected a lower economic capital usage for the strategic risk component driven by an updated 12-month earnings outlook.

The inter-risk diversification effect of the economic capital usage for credit, market, operational and strategic risk decreased by € 119 million mainly due to overall lower economic capital usage across all risk types.

Our mix of various business activities results in diverse risk taking by our business divisions. We also measure the key risks inherent in their respective business models through the undiversified total economic capital (EC) metric, which mirrors each business division’s risk profile before taking into account cross-risk effects at the Group level.

Deutsche Bank	1 – Management Report	28
Interim Report as of March 31, 2017

Risk profile of our business divisions as measured by economic capital

	Mar 31, 2017
in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth and Commercial Clients	Deutsche Asset Management	Postbank	Non-Core Operations Unit	Consoli- dation & Adjustments and Other	Total	Total (in %)
Credit Risk	4,626	3,146	1,704	61	2,513	0	548	12,599	36

Market Risk	4,598	843	389	1,893	1,251	0	5,154	14,129	41

Operational Risk	6,940	1,922	845	641	641	0	0	10,989	32

Business Risk	4,744	138	3	0	0	0	(31)	4,855	14

Diversification Benefit[1]	(4,973)	(1,027)	(468)	(388)	(562)	0	(309)	(7,727)	(22)

Total EC	15,936	5,022	2,474	2,208	3,843	0	5,362	34,845	100

Total EC (in %)	46	14	7	6	11	0	15	100	N/M

N/M – Not meaningful

[1]	Diversification benefit across credit, market, operational and strategic risk (largest part of business risk).

	Dec 31, 2016[1]
in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth and Commercial Clients	Deutsche Asset Management	Postbank	Non-Core Operations Unit	Consoli- dation & Adjustments and Other	Total	Total (in %)
Credit Risk	4,984	3,202	1,726	62	2,582	108	442	13,105	37

Market Risk	4,444	897	551	2,006	1,352	332	5,010	14,592	41

Operational Risk	6,567	1,763	833	561	604	160	0	10,488	30

Business Risk	4,582	171	32	100	0	245	(32)	5,098	14

Diversification Benefit[2]	(4,990)	(1,018)	(477)	(441)	(562)	(110)	(248)	(7,846)	(22)

Total EC	15,587	5,015	2,665	2,288	3,976	735	5,172	35,438	100

Total EC (in %)	44	14	8	6	11	2	15	100	N/M

N/M – Not meaningful

[1]	Amounts allocated to the business segments have been restated to reflect comparatives according to the structure as of March 31, 2017.
[2]	Diversification benefit across credit, market, operational and strategic risk (largest part of business risk).

Global Markets’ (GM) risk profile is dominated by its trading in support of origination, structuring and market making activities, which gives rise to market risk and credit risk. The share of the operational risk in GM’s risk profile reflects high loss profile in the industry combined with internal losses and has increased compared to the year-end 2016. The remainder of GM’s risk profile is derived from business risk reflecting earnings volatility risk. The economic capital usage for market and business risk increased compared to the year-end 2016 partly offset by decreased usage for credit risk.

Corporate & Investment Banking’s (CIB) revenues are generated from various products with different risk profiles. The vast majority of its risk relates to credit risk in the Trade Finance and Corporate Finance businesses, while other businesses attract low to no credit risk. The economic capital usage for credit risk decreased in the first three months mainly due to a lower exposure. Market risk mainly results from modelling of client deposits and trading.

Private, Wealth & Commercial Clients’ (PW&CC) risk profile comprises credit risk from retail, small and medium-sized enterprises (SMEs) lending and wealth management (WM) activities as well as nontrading market risk from investment risk, modelling of client deposits and credit spread risk. The economic capital usage for market risk decreased compared to the year-end 2016.

The main risk driver of Deutsche Asset Management’s (Deutsche AM) business are guarantees on investment funds, which we report as nontrading market risk. Otherwise Deutsche AM’s advisory and commission focused business attracts primarily operational risk. The economic capital usage for market risk and business risk decreased compared to the year-end 2016.

Postbank’s risk profile is mainly driven by lending and deposit business with retail and corporate customers attracting credit risk, credit spread risks in the banking book covered under market risk and some operational risk.

The Non-Core Operations Unit (NCOU) portfolio included activities that are non-core to the Bank’s future strategy, assets earmarked for de-risking, assets suitable for separation, assets with significant capital absorption but low returns, and assets exposed to legal risks. NCOU’s risk profile covered risks across the entire range of our operations. The economic capital usage across all risk types decreased compared to year-end 2016 mainly due to general wind-down of non-strategic assets. The NCOU was dissolved as of the beginning of 2017 and its assets were reallocated to the other segments.

Consolidation & Adjustments (C&A) mainly comprises nontrading market risk for structural foreign exchange risk, pension risk and equity compensation risk. The economic capital usage for market risk increased compared to the year-end 2016.

29	Deutsche Bank Interim Report as of March 31, 2017	Risk Report Risk and Capital Overview

Risk and Capital Performance

Regulatory Capital

Capital Adequacy

The calculation of our regulatory capital incorporates the capital requirements following the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” (Capital Requirements Regulation or “CRR”) and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” (Capital Requirements Directive 4 or “CRD 4”) as implemented into German law. The information in this section as well as in the section “Development of risk-weighted Assets” is based on the regulatory principles of consolidation.

When referring to results according to full application of the final CRR/CRD 4 framework (without consideration of applicable transitional methodology) we use the term “CRR/CRD 4 fully loaded”. In some cases, CRR/CRD 4 maintains transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2 or Basel 2.5. These relate, e.g., to the risk weighting of certain categories of assets and include rules permitting the grandfathering of equity investments at a risk-weight of 100%. In this regard, we assume in our CRR/CRD 4 fully loaded methodology for a limited subset of equity positions that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions by end of 2017.

Capital Instruments

The 2016 Annual General Meeting granted our Management Board the approval to buy back up to 137.9 million shares before the end of April 2021. Thereof 69.0 million shares can be purchased by using derivatives. These authorizations substitute the authorizations of the previous year. During the period from the 2016 Annual General Meeting until March 31, 2017, 8.5 million shares have been repurchased, of which 0.2 million shares through exercise of call options. The shares purchased were used for equity compensation purposes in the same period or are to be used in the upcoming period so that the number of shares held in Treasury from buybacks was 4.4 million as of March 31, 2017.

Since the 2016 Annual General Meeting, and as of March 31, 2017, authorized capital available to the Management Board was € 1,760 million (687.5 million shares). As of March 31, 2017, the conditional capital stood at € 486 million (190 million shares).

On March 5, 2017, Deutsche Bank announced a capital increase of up to 687.5 million new shares with subscription rights to existing shareholders and with the same dividend rights as all other outstanding shares, and completed the capital increase on April 7, 2017. With the capital increase, the number of common shares of Deutsche Bank AG increased by 687.5 million, from 1,379.3 million to 2,066.8 million in early April. The gross proceeds amounted to € 8.0 billion and the net proceeds amounted to € 7.9 billion. As the capital increase was completed in the second quarter of 2017, the effects of the capital increase on our equity capital will first be reflected in our results as of June 30, 2017.

Our legacy Hybrid Tier 1 capital instruments (substantially all noncumulative trust preferred securities) are not recognized under fully loaded CRR/CRD 4 rules as Additional Tier 1 capital, mainly because they have no write-down or equity conversion feature. However, they are to a large extent recognized as Additional Tier 1 capital under CRR/CRD 4 transitional provisions and can still be partially recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules. During the transitional phase-out period the maximum recognizable amount of Additional Tier 1 instruments from Basel 2.5 compliant issuances as of December 31, 2012 will be reduced at the beginning of each financial year by 10 % or € 1.3 billion, through 2022. For March 31, 2017, this resulted in eligible Additional Tier 1 instruments of € 10.9 billion (i.e., € 4.6 billion newly issued AT1 Notes plus € 6.3 billion of legacy Hybrid Tier 1 instruments recognizable during the transition period). € 6.0 billion of the legacy Hybrid Tier 1 instruments can still be recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules. Additional Tier 1 instruments recognized under fully loaded CRR/CRD 4 rules amounted to € 4.6 billion as of March 31, 2017.

The total of our Tier 2 capital instruments as of March 31, 2017 recognized during the transition period under CRR/CRD 4 was € 6.6 billion. As of March 31, 2017, there are further legacy Hybrid Tier 1 instruments of € 0.2 billion that are counted as Tier 2 capital under transitional rules. The gross notional value of the Tier 2 capital instruments was € 8.0 billion. No Tier 2 capital instrument had been called in the first quarter 2017. Tier 2 instruments recognized under fully loaded CRR/CRD 4 rules amounted to € 12.5 billion as of March 31, 2017 (including the € 6.0 billion legacy Hybrid Tier 1 capital instruments only recognizable as Additional Tier 1 capital during the transitional period).

Deutsche Bank	1 – Management Report	30
Interim Report as of March 31, 2017

Minimum capital requirements and additional capital buffers

The Pillar 1 CET 1 minimum capital requirement applicable to the Group is 4.50 % of risk-weighted assets (RWA). The Pillar 1 total capital requirement of 8.00 % demands further resources that may be met with up to 1.50 % Additional Tier 1 capital and up to 2.00 % Tier 2 capital.

In addition to these minimum capital requirements, the following combined capital buffer requirements were phased-in starting 2016 and will become fully effective from 2019 onwards. The G-SII (“global systemically important institution”) buffer requirement of 2.00 % CET 1 capital of RWA in 2019 was phased in with 1.00 % in 2017. The capital conservation buffer requirement of 2.50 % CET 1 capital of RWA in 2019 implemented in Section 10c German Banking Act, based on Article 129 CRD 4 was phased in with 1.25 % in 2017. The institution-specific countercyclical buffer that applies to Deutsche Bank is the weighted average of the countercyclical capital buffers that apply in the jurisdictions where our relevant credit exposures are located. As per March 31, 2017, the countercyclical capital buffer rate was at 0.02%.

Additionally, Deutsche Bank AG has been classified by BaFin as an “other systemically important institution” (O-SII) with an additional buffer requirement of 2.00 % that has to be met on a consolidated level. For Deutsche Bank, the O-SII buffer was introduced in a first step of 0.66 % in 2017. Unless certain exceptions apply, only the higher of the systemic risk buffer (currently not applicable), G-SII buffer and O-SII buffer must be applied. Accordingly, the O-SII buffer requirement was not applicable as per March 31, 2017.

On December 8, 2016, Deutsche Bank has been informed by the ECB of its decision regarding prudential minimum capital requirements for 2017, following the results of the Pillar 2 Supervisory Review and Evaluation Process (SREP) in 2016. The decision requires Deutsche Bank to maintain a phase-in CET 1 ratio of at least 9.52 % on a consolidated basis, beginning on January 1, 2017. This CET 1 capital requirement comprises the Pillar 1 minimum capital requirement of 4.50%, the Pillar 2 requirement (SREP Add-on) of 2.75%, the phase-in capital conservation buffer of 1.25%, the countercyclical buffer (0.02 % as per March 31, 2017) and the phase-in G-SII buffer of 1.00%.

Further information about minimum capital requirements, additional capital buffers as well as Pillar 2 requirements (SREP) applicable to us can be found in our Annual Report 2016.

Development of regulatory capital

Our CRR/CRD 4 Tier 1 capital as of March 31, 2017 amounted to € 54.3 billion, consisting of a Common Equity Tier 1 (CET 1) capital of 45.1 billion and Additional Tier 1 (AT1) capital of € 9.2 billion. The CRR/CRD 4 Tier 1 capital was € 1.2 billion lower than at the end of 2016, primarily driven by a decrease in CET 1 capital of € 2.6 billion since year end 2016 while AT1 capital increased by € 1.5 billion in the same period.

The € 2.6 billion decrease of CRR/CRD 4 CET 1 capital was largely the result of increased regulatory adjustments due to the higher phase-in rate of 80 % in 2017 compared to 60 % in 2016. Moreover the negative impact from Currency Translation Adjustments of € 0.3 billion contributed to the decrease of CET 1 capital in 2017. A positive counter-effect resulted from our € 0.6 billion net income for the first quarter 2017. This effect was partially offset by a dividend and AT1 coupon accrual of € 0.4 billion for the first quarter which is in line with the ECB Decision (EU) (2015/4) on the recognition of interim or year-end profits in CET 1 capital.

The € 1.5 billion increase in CRR/CRD 4 AT1 capital was mainly the result of reduced regulatory adjustments (€ 1.7 billion lower than at year end 2016) that were phased out from AT1 capital. These deductions reflect the residual amount of certain CET 1 deductions that are subtracted from CET 1 capital under fully loaded rules, but are allowed to reduce AT1 capital during the transitional period. The phase-in rate for these deductions on the level of CET 1 capital increased to 80 % in 2017 (60 % in 2016) and decreased correspondingly on the level of AT1 capital to 20 % in 2017 (40 % in 2016). Our Legacy Hybrid Tier 1 instruments recognizable during the transition period were € 0.2 billion lower compared to year end 2016 as the total amount of available Legacy Hybrid Tier 1 instruments of € 6.5 billion was capped to the maximum recognizable amount of € 6.3 billion after a further yearly reduction by 10 % of that amount at the beginning of 2017. The capped amount was included in our CRR/CRD 4 Tier 2 capital.

Our fully loaded CRR/CRD 4 Tier 1 capital as of March 31, 2017 was € 47.0 billion, compared to € 46.8 billion at the end of 2016. Our fully loaded CRR/CRD 4 CET 1 capital amounted to € 42.5 billion as of March 31, 2017, compared to € 42.3 billion as of December 31, 2016. Our fully loaded CRR/CRD 4 AT 1 capital amounted to € 4.6 billion as of March 31, 2017, unchanged compared to year end 2016.

31	Deutsche Bank Interim Report as of March 31, 2017	Risk Report Risk and Capital Performance

The increase of our fully loaded CET 1 capital of € 0.2 billion compared to year end 2016 capital was largely the result of our positive net income of € 0.6 billion which was partiallly offset by our dividend and AT1 coupon accrual of € 0.4 billion. Positive effects of € 0.3 billion in regulatory adjustments from prudential filters were mainly offset by Currency Translation Adjustments of € 0.3 billion with partially positive foreign exchange counter-effects in capital deduction items.

Transitional template for Regulatory Capital, RWA and Capital Ratios (unaudited)

	Mar 31, 2017		Dec 31, 2016
in € m.	CRR/CRD 4 fully loaded	CRR/CRD 4	CRR/CRD 4 fully loaded	CRR/CRD 4
Common Equity Tier 1 (CET 1) capital: instruments and reserves

Capital instruments and the related share premium accounts	37,280	37,280	37,290	37,290

Retained earnings	18,584	18,584	20,113	20,113

Accumulated other comprehensive income (loss), net of tax	3,259	3,229	3,708	3,645

Independently reviewed interim profits net of any foreseeable charge or dividend [1]	(407)	(407)	(2,023)	(2,023)

Other	0	39	0	79

Common Equity Tier 1 (CET 1) capital before regulatory adjustments	58,716	58,724	59,088	59,104

Common Equity Tier 1 (CET 1) capital: regulatory adjustments

Additional value adjustments (negative amount)	(1,340)	(1,340)	(1,398)	(1,398)

Other prudential filters (other than additional value adjustments)	(295)	(241)	(639)	(428)

Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(8,481)	(6,785)	(8,436)	(5,062)

Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(3,989)	(3,191)	(3,854)	(2,312)

Negative amounts resulting from the calculation of expected loss amounts	(288)	(238)	(297)	(188)

Defined benefit pension fund assets (negative amount)	(966)	(772)	(945)	(567)

Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount)	(28)	(25)	(59)	(41)

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 10%/15 % thresholds and net of eligible short positions) (negative amount)	0	0	0	0

Deferred tax assets arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (amount above the 10%/15 % thresholds) (negative amount)	(295)	(236)	(590)	(354)

Other regulatory adjustments	(576)	(747)	(591)	(971)

Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(16,258)	(13,576)	(16,810)	(11,321)

Common Equity Tier 1 (CET 1) capital	42,457	45,149	42,279	47,782

Additional Tier 1 (AT1) capital: instruments

Capital instruments and the related share premium accounts	4,676	4,676	4,676	4,676

Amount of qualifying items referred to in Art. 484 (4) CRR and the related share premium accounts subject to phase out from AT1	N/M	6,263	N/M	6,516

Additional Tier 1 (AT1) capital before regulatory adjustments	4,676	10,939	4,676	11,191

Additional Tier 1 (AT1) capital: regulatory adjustments

Direct, indirect and synthetic holdings by an institution of own AT1 instruments (negative amount)	(125)	(47)	(125)	(51)

Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR	N/M	(1,726)	N/M	(3,437)

Other regulatory adjustments	0	0	0	0

Total regulatory adjustments to Additional Tier 1 (AT1) capital	(125)	(1,773)	(125)	(3,488)

Additional Tier 1 (AT1) capital	4,551	9,166	4,551	7,703

Tier 1 capital (T1 = CET 1 + AT1)	47,008	54,315	46,829	55,486

Tier 2 (T2) capital	12,495	6,725	12,673	6,672

Total capital (TC = T1 + T2)	59,502	61,040	59,502	62,158

Total risk-weighted assets	357,709	356,802	357,518	356,235

Capital ratios

Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	11.9	12.7	11.8	13.4

Tier 1 capital ratio (as a percentage of risk-weighted assets)	13.1	15.2	13.1	15.6

Total capital ratio (as a percentage of risk-weighted assets)	16.6	17.1	16.6	17.4

N/M – Not meaningful

[1]	In line with ECB Decision (EU) (2015/4) on the recognition of interim or year-end profits in CET 1 capital.
[2]

Including an additional capital deduction of € 0.3 billion that was imposed on Deutsche Bank effective from October 2016 onwards based on a notification by the ECB pursuant to Article 16(1)(c), 16(2)(b) and (j) of Regulation (EU) No 1024/2013 as well as the additional filter for funds for home loans and savings protection (“Fonds für bauspartech-nische Absicherung”) of € 0.2 billion.

Deutsche Bank	1 – Management Report	32
Interim Report as of March 31, 2017

Reconciliation of shareholders’ equity to regulatory capital

	Mar 31, 2017	Dec 31, 2016
in € m.	CRR/CRD 4	CRR/CRD 4
Total shareholders’ equity per accounting balance sheet	59,885	59,833

Deconsolidation/Consolidation of entities	(192)	(123)
Thereof:
Additional paid-in capital	(6)	(6)
Retained earnings	(336)	(276)
Accumulated other comprehensive income (loss), net of tax	150	159

Total shareholders’ equity per regulatory balance sheet	59,693	59,710

Noncontrolling interest based on transitional rules	39	79

Accrual for dividend and AT1 coupons	(978)	(621)

Reversal of deconsolidation/consolidation of the position accumulated other comprehensive income (loss), net of tax, during transitional period	(30)	(63)

Common Equity Tier 1 (CET 1) capital before regulatory adjustments	58,724	59,104

Prudential filters	(1,752)	(2,206)
Thereof:
Additional value adjustments	(1,340)	(1,398)
Any increase in equity that results from securitized assets	(3)	(5)
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	(238)	(423)
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	(171)	(380)

Regulatory adjustments	(11,823)	(9,115)
Thereof:
Goodwill and other intangible assets (net of related tax liabilities)	(6,785)	(5,062)
Deferred tax assets that rely on future profitability	(3,427)	(2,666)
Negative amounts resulting from the calculation of expected loss amounts	(238)	(188)
Defined benefit pension fund assets	(772)	(567)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Securitization positions not included in risk-weighted assets	0	0
Other	(601)	(632)

Common Equity Tier 1 capital	45,149	47,782

Additional Tier 1 capital	9,166	7,703

Additional Tier 1 Notes (AT1 Notes)	4,629	4,625
Per balance sheet	4,675	4,669
Deconsolidation/Consolidation of entities	0	0
Regulatory adjustments to balance sheet position	(46)	(45)

Hybrid capital securities	6,249	6,500
Per balance sheet	6,334	6,373
Deconsolidation/Consolidation of entities	297	301
Regulatory adjustments to balance sheet position	(382)	(174)
Thereof:
Amount excluded from Additional Tier 1 due to cap	(201)	0
Other	(181)	(174)

Other regulatory adjustments	14	16

Deductions from Additional Tier 1 capital	(1,726)	(3,437)

Tier 1 capital	54,315	55,486

Tier 2 capital	6,725	6,672

Subordinated debt	6,266	6,447
Per balance sheet	7,773	7,762
Deconsolidation/Consolidation of entities	0	0
Regulatory adjustments to balance sheet position	(1,508)	(1,315)
Thereof:
Amortization according to Art. 64 CRR	(1,131)	(1,027)
Other	(377)	(288)

Other regulatory adjustments	489	288
Thereof:
Inclusion of amount excluded from Additional Tier 1 due to cap	201	0
Other	288	288

Deductions from Tier 2 capital	(30)	(63)

Total capital	61,040	62,158

33	Deutsche Bank Interim Report as of March 31, 2017	Risk Report Risk and Capital Performance

Development of Risk-weighted Assets

The tables below provide an overview of RWA broken down by risk type and business division. They include the aggregated effects of the segmental reallocation of infrastructure related positions, if applicable, as well as reallocations between the segments.

Risk-weighted Assets by Risk Type and Business Division

	Mar 31, 2017
in € m.	Global Markets	Corporate & Investment Banking	Private, Wealth and Commercial Clients	Deutsche Asset Management	Postbank	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	60,246	63,814	37,860	3,690	36,099	0	15,959	217,668

Settlement Risk	25	0	0	0	0	0	0	25

Credit Valuation Adjustment (CVA)	7,947	30	29	103	270	0	5	8,384

Market Risk	32,700	708	3	0	84	0	0	33,494

Operational Risk	61,403	17,001	7,479	5,671	5,678	0	0	97,231

Total	162,321	81,554	45,371	9,463	42,129	0	15,964	356,802

	Dec 31, 2016
in € m.	Global Markets	Corporate & Investment Banking	Private, Wealth and Commercial Clients	Deutsche Asset Management	Postbank	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	61,288	62,997	36,161	3,758	36,561	4,075	15,505	220,345

Settlement Risk	36	0	0	0	0	0	0	36

Credit Valuation Adjustment (CVA)	8,846	39	43	139	252	90	8	9,416

Market Risk	29,409	788	0	0	62	3,502	0	33,762

Operational Risk	58,032	15,578	7,362	4,957	5,334	1,413	0	92,675

Total	157,612	79,403	43,565	8,854	42,209	9,079	15,512	356,235

The RWA according to CRR/CRD 4 were € 356.8 billion as of March 31, 2017, compared to € 356.2 billion at the end of 2016. The slight increase of € 0.6 billion was driven by a € 4.6 billion increase in operational risk RWA as a result of a model update, which was offset by decreases in credit risk RWA excluding FX of € 2.3 billion mainly from de-risking measures and improved portfolio quality as well as a decrease in CVA RWA of € 1 billion from process improvements and lower risk levels. In addition Market Risk RWA is slightly down by € 0.3 billion mainly driven from a model update for our SVaR related portfolio as well as Movements in FX exchange rates further contributed with an overall RWA reduction of € 0.4 billion.

RWA according to CRR/CRD 4 fully-loaded were € 357.7 billion as of March 31, 2017 compared with € 357.5 billion at the end of 2016. The increase was driven by the same movements as outlined for transitional rules. The fully loaded RWA were € 0.9 billion higher than the risk-weighted assets under the transitional rules due to below explained application of the equity investment grandfathering rule Article 495 CRR.

Our portfolio of transactions, for which we will continue to apply the equity investment grandfathering rule until year end 2017, consisted of 9 transactions in 2017 amounting to € 154 million which will receive a 100 % risk weight instead of a risk weight between 190 % and 370 % determined based on Article 155 CRR in our CRR/CRD 4 fully loaded RWA number as we expect to sell the underlying assets by the end of 2017. We are closely monitoring the market and potential impacts from illiquid markets or other similar difficulties which could make it unfeasible to exit these positions.

The tables below provide an analysis of key drivers for risk-weighted asset movements observed for credit, market, operational risk and the Credit Valuation Adjustment in the reporting period.

Development of Risk-weighted Assets for Credit Risk

	Three months ended Mar 31, 2017		Twelve months ended Dec 31, 2016
in € m.	Credit risk RWA	Capital requirements	Credit risk RWA	Capital requirements
Credit risk RWA balance as at end of previous reporting period	220,345	17,628	242,019	19,362

Book size	(998)	(80)	(8,085)	(647)

Book quality	(1,391)	(111)	(3,827)	(306)

Model updates	(100)	(8)	2,328	186

Methodology and Policy	0	0	(1,280)	(102)

Acquisition and Disposals	0	0	(12,701)	(1,016)

Foreign exchange movements	(385)	(31)	350	28

Other	197	16	1,539	123

Credit risk RWA balance as at end of current reporting period	217,668	17,413	220,345	17,628

Deutsche Bank	1 – Management Report	34
Interim Report as of March 31, 2017

Thereof: Development of Risk-weighted Assets for Counterparty Credit Risk

	Three months ended Mar 31, 2017		Twelve months ended Dec 31, 2016
in € m.	Counterparty credit risk RWA	Capital requirements	Counterparty credit risk RWA	Capital requirements
Counterparty credit risk RWA balance as at end of previous reporting period	35,614	2,849	37,276	2,982

Book size	(2,796)	(224)	(2,740)	(219)

Book quality	86	7	511	41

Model updates	(100)	(8)	1,439	115

Methodology and Policy	0	0	(60)	(5)

Acquisition and Disposals	0	0	(707)	(57)

Foreign exchange movements	(87)	(7)	(106)	(8)

Other	0	0	0	0

Counterparty credit risk RWA balance as at end of current reporting period	32,716	2,617	35,614	2,849

The classifications of key drivers for the RWA credit risk development table are fully aligned with the recommendations of the Enhanced Disclosure Task Force (EDTF). Organic changes in our portfolio size and composition are considered in the category “book size”. The category “book quality” mainly represents the effects from portfolio rating migrations, loss given default, model parameter recalibrations as well as collateral coverage activities. “Model updates” include model refinements and advanced model roll out. RWA movements resulting from externally, regulatory-driven changes, e.g. applying new regulations, are now considered in the “methodology and policy” section. “Acquisition and disposals” is reserved to show significant exposure movements which can be clearly assigned to new businesses or disposal-related activities. Changes that cannot be attributed to the above categories are reflected in the category “other”.

The decrease in RWA for credit risk by 1.2 % or € 2.7 billion since December 31, 2016 is primarily driven by the decrease in the category “book quality” which reflects improvements in our loss given default and probability of default parameters. The additional decrease in the category “book size” predominantly results from reductions in our counterparty credit risk portfolio driven by risk optimization initiatives and process improvements partly offset by business increase and return of client activity in the loan related portfolios. The moderate change in the category “model updates” represents a revised treatment of specific derivatives portfolios in combination with their period of risk. The slight increase in the category “Other” reflects mainly the revised treatment of our grandfathered equity related portfolio according to Article 495 CRR.

Development of Risk-weighted Assets for Credit Valuation Adjustment

	Three months ended Mar 31, 2017		Twelve months ended Dec 31, 2016
in € m.	CVA RWA	Capital requirements	CVA RWA	Capital requirements
CVA RWA balance as at end of previous reporting period	9,416	753	15,877	1,270

Movement in risk levels	(1,027)	(82)	(5,600)	(448)

Market data changes and recalibrations	0	0	278	22

Model updates	0	0	(1,000)	(80)

Methodology and policy	0	0	0	0

Acquisitions and disposals	0	0	0	0

Foreign exchange movements	(5)	0	(139)	(11)

CVA RWA balance as at end of current reporting period	8,384	671	9,416	753

Based on the CRR/CRD 4 regulatory framework, we are required to calculate RWA using the CVA which takes into account the credit quality of our counterparties. RWA for CVA covers the risk of mark-to-market losses on the expected counterparty risk in connection with OTC derivative exposures. We calculate the majority of the CVA based on our own internal model as approved by the BaFin. As of March 31, 2017, the RWA for CVA amounted to € 8.4 billion, representing a decrease of € 1.0 billion (11%) compared with € 9.4 billion for December 31, 2016. The decrease was driven by further de-risking of the portfolio.

Development of Risk-weighted Assets for Market Risk

	Three months ended Mar 31, 2017
in € m.	VaR	SVaR	IRC	CRM	Other	Total RWA	Total capital requirements
Market risk RWA balance as at end of previous reporting period	5,957	14,271	8,662	273	4,599	33,762	2,701

Movement in risk levels	(135)	(736)	358	(48)	50	(509)	(41)

Market data changes and recalibrations	51	0	0	0	559	609	49

Model updates/changes	154	(517)	0	0	0	(363)	(29)

Methodology and policy	0	0	0	0	0	0	0

Acquisitions and disposals	0	0	0	0	0	0	0

Foreign exchange movements	0	0	0	0	(5)	(5)	0

Other	0	0	0	0	0	0	0

Market risk RWA balance as at end of current reporting period	6,026	13,018	9,021	226	5,203	33,494	2,680

35	Deutsche Bank Interim Report as of March 31, 2017	Risk Report Risk and Capital Performance

	Twelve months ended Dec 31, 2016
in € m.	VaR	SVaR	IRC	CRM	Other	Total RWA	Total capital requirements
Market risk RWA balance as at end of previous reporting period	6,931	17,146	11,608	2,378	11,491	49,553	3,964

Movement in risk levels	(655)	(1,547)	(2,716)	(3,553)	(8,852)	(17,323)	(1,386)

Market data changes and recalibrations	403	0	0	0	2,018	2,421	194

Model updates/changes	(57)	237	(230)	0	0	(50)	(4)

Methodology and policy	(665)	(1,565)	0	1,475	0	(754)	(60)

Acquisitions and disposals	0	0	0	0	0	0	0

Foreign exchange movements	0	0	0	(27)	(58)	(84)	(7)

Other	0	0	0	0	0	0	0

Market risk RWA balance as at end of current reporting period	5,957	14,271	8,662	273	4,599	33,762	2,701

The analysis for market risk covers movements in our internal models for value-at-risk, stressed value-at-risk, incremental risk charge and comprehensive risk measure as well as results from the market risk standardized approach, which are captured in the table under the category “Other”. The market risk standardized approach covers trading securitizations and nth-to-default derivatives, longevity exposures, relevant Collective Investment Undertakings and market risk RWA from Postbank.

The market risk RWA movements due to changes in market data levels, volatilities, correlations, liquidity and ratings are included under the market data changes and recalibrations category. Changes to our market risk RWA internal models, such as methodology enhancements or risk scope extensions, are included in the category of model updates. In the “methodology and policy” category we reflect regulatory driven changes to our market risk RWA models and calculations. Significant new businesses and disposals would be assigned to the line item “Acquisition and disposals”. The impacts of Foreign exchange movements are only calculated for the CRM and Standardized approach methods.

As of March 31, 2017 the RWA for market risk was € 33.5 billion which has decreased by € 0.3 billion (0.8%) since December 31, 2016. The reduction was driven by the “Movement in risk levels” category primarily from the value-at-risk and stressed value-at-risk components. The “Model updates” category contributed to the reduction, driven by the stressed value-at-risk component. The reductions were partly offset by “Market data changes” driven by the market risk standardized approach.

Development of Risk-weighted Assets for Operational Risk

	Three months ended Mar 31, 2017		Twelve months ended Dec 31, 2016
in € m.	Operational risk RWA	Capital requirements	Operational risk RWA	Capital requirements
Operational risk RWA balance as at end of previous reporting period	92,675	7,414	89,923	7,194

Loss profile changes (internal and external)	2,110	169	7,048	564

Expected loss development	(1,870)	(150)	(1,798)	(144)

Forward looking risk component	49	4	(1,140)	(91)

Model updates	4,267	341	(358)	(29)

Methodology and policy	0	0	(1,000)	(80)

Acquisitions and disposals	0	0	0	0

Operational risk RWA balance as at end of current reporting period	97,231	7,779	92,675	7,414

Changes of internal and external loss events are reflected in the category “loss profile changes”. The category “expected loss development” is based on divisional business plans as well as historical losses and is deducted from the AMA capital figure within certain constraints. The category “forward looking risk component” reflects qualitative adjustments and as such the effectiveness and performance of the day-to-day operational risk management activities via Key Risk Indicators and Self-Assessment scores, focusing on the business environment and internal control factors. The category “model updates” covers model refinements such as the implementation of model changes. The category “methodology and policy” represents externally driven changes such as regulatory add-ons. The category “acquisition and disposals” represents significant exposure movements which can be clearly assigned to new or disposed businesses.

The overall RWA increase of € 4.6 billion was mainly driven by the category “model updates”. We have implemented a model change regarding an enhanced scoring mechanism for the Self-Assessment results in conjunction with the replacement of the existing Self-Assessment process by our enhanced Risk and Control Assessment process. This allowed us to decommission the add-on we held for this model change. The effects from model changes were partially offset by an increase of the category “expected loss development” deductible driven by a review of our legal forecasts.

Further impacts from the AMA model enhancements on the other operational risk RWA components are expected to materialize alongside the implementation of the remaining model changes recently approved by our European supervisory team.

Deutsche Bank	1 – Management Report	36
Interim Report as of March 31, 2017

Economic Capital

Internal Capital Adequacy

As the primary measure of our Internal Capital Adequacy Assessment Process (ICAAP) we assess our internal capital adequacy based on our “gone concern approach” as the ratio of our total capital supply divided by our total capital demand as shown in the table below.

Total capital supply and demand

in € m. (unless stated otherwise)	Mar 31, 2017	Dec 31, 2016
Capital Supply
Shareholders’ Equity	59,885	59,833
Fair value gains on own debt and debt valuation adjustments, subject to own credit risk[1]	(108)	(440)
Defined benefit pension fund assets[2]	(966)	(945)
Deferred Tax Assets	(8,427)	(8,666)
Additional valuation adjustments[3]	(1,340)	(1,398)
Expected Loss Shortfall	(288)	(297)
Home loans and savings protection	(228)	(231)
Holdings of own capital instruments	(16)	(45)
Fair value adjustments for assets where no matched funding is available[4]	(487)	(557)
Noncontrolling Interests[5]	0	0
Intangible assets	(9,039)	(8,982)
Hybrid Tier 1 capital instruments	11,214	11,259
Tier 2 capital instruments	7,980	8,003

Capital Supply	58,181	57,534

Total economic capital requirement
Credit risk	12,599	13,105
Market risk	14,129	14,593
Operational risk	10,989	10,488
Business risk	4,855	5,098
Diversification benefit	(7,727)	(7,846)

Capital Demand	34,845	35,438

Internal Capital Adequacy Ratio in %	167	162

[1]	Includes deduction of fair value gains on own credit-effect relating to own liabilities designated under the fair value option as well as the debt valuation adjustments.
[2]	Reported as net assets (assets minus liabilities) of a defined pension fund, i.e., applicable for overfunded pension plans.
[3]	As applied in the regulatory capital section.
[4]	Includes fair value adjustments for assets reclassified in accordance with IAS 39 and for banking book assets where no matched funding is available. A positive adjustment is not considered.
[5]	Includes noncontrolling interest up to the economic capital requirement for each subsidiary.

A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 167 % as of March 31, 2017, compared with 162 % as of December 31, 2016. The change of the ratio was due to an increase in capital supply and decrease in capital demand. The Capital Supply increased by € 646 million mainly driven by a decrease of Fair Value gains on own debt and debt valuation adjustments, subject to own credit risk and Deferred Tax Assets. The decrease in capital demand was driven by lower economic capital requirements as explained in the section “Risk Profile”.

The above capital adequacy measures apply to the consolidated Group as a whole (including Postbank) and form an integral part of our Risk and Capital Management framework.

Leverage Ratio

We manage our balance sheet on a Group level and, where applicable, locally in each region. In the allocation of financial resources we favour business portfolios with the highest positive impact on our profitability and shareholder value. We monitor and analyze balance sheet developments and track certain market-observed balance sheet ratios. Based on this we trigger discussion and management action by the Group Risk Committee (GRC). Following the publication of the CRR/CRD 4 framework, we established a leverage ratio calculation according to that framework.

37	Deutsche Bank Interim Report as of March 31, 2017	Risk Report Leverage Ratio

Leverage Ratio according to revised CRR/CRD 4 framework (fully loaded)

The CRR/CRD 4 framework introduced a non-risk based leverage ratio that is intended to act as a supplementary measure to the risk based capital requirements. Its objectives are to constrain the build-up of leverage in the banking sector, helping avoid destabilizing deleveraging processes which can damage the broader financial system and the economy, and to reinforce the risk based requirements with a simple, non-risk based “backstop” measure. While the CRR/CRD 4 framework currently does not provide for a mandatory minimum leverage ratio to be complied with by the relevant financial institutions, a legislative proposal published by the European Commission on November 23, 2016 suggests introducing a minimum leverage ratio of 3%. The legislative proposal provides that the leverage ratio would apply two years after the proposal’s entry into force and remains subject to political discussion among EU institutions.

We calculate our leverage ratio exposure on a fully loaded basis in accordance with Article 429 of the CRR as per Delegated Regulation (EU) 2015/62 of October 10, 2014 published in the Official Journal of the European Union on January 17, 2015 amending Regulation (EU) No 575/2013.

Our total leverage ratio exposure consists of the components derivatives, securities financing transactions (SFTs), off-balance sheet exposure and other on-balance sheet exposure (excluding derivatives and SFTs).

The leverage exposure for derivatives is calculated by using the regulatory mark-to-market method for derivatives comprising the current replacement cost plus a regulatory defined add-on for the potential future exposure. Variation margin received in cash from counterparties is deducted from the current replacement cost portion of the leverage ratio exposure measure and variation margin paid to counterparties is deducted from the leverage ratio exposure measure related to receivables recognized as an asset on the balance sheet, provided certain conditions are met. Deductions of Receivables for cash variation margin provided in derivatives transactions are shown under derivative exposure in the table “Leverage ratio common disclosure” shown below. The effective notional amount of written credit derivatives, i.e., the notional reduced by any negative fair value changes that have been incorporated in Tier 1 capital is included in the leverage ratio exposure measure; the resulting exposure measure is further reduced by the effective notional amount of a purchased credit derivative on the same reference name provided certain conditions are met.

The securities financing transaction (SFT) component includes the gross receivables for SFTs, which are netted with SFT payables if specific conditions are met. In addition to the gross exposure a regulatory add-on for the counterparty credit risk is included.

The off-balance sheet exposure component follows the credit risk conversion factors (CCF) of the standardized approach for credit risk (0%, 20%, 50%, or 100%), which depend on the risk category subject to a floor of 10%.

The other on-balance sheet exposure component (excluding derivatives and SFTs) reflects the accounting values of the assets (excluding derivatives and SFTs) as well as regulatory adjustments for asset amounts deducted in determining Tier 1 capital.

The following tables show the leverage ratio exposure and the leverage ratio, both on a fully loaded basis, in accordance with the disclosure tables of the implementing technical standards (ITS) which were adopted by the European Commission via Commission Implementing Regulation (EU) 2016/200 published in the Official Journal of the European Union on February 16, 2016:

Summary reconciliation of accounting assets and leverage ratio exposures

in € bn.	Mar 31, 2017	Dec 31, 2016
Total assets as per published financial statements	1,565	1,591

Adjustment for entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation	(0)	0

Adjustments for derivative financial instruments	(214)	(276)

Adjustment for securities financing transactions (SFTs)	21	20

Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	102	102

Other adjustments	(104)	(90)

Leverage ratio total exposure measure	1,369	1,348

Deutsche Bank	1 – Management Report	38
Interim Report as of March 31, 2017

Leverage ratio common disclosure

in € bn. (unless stated otherwise)	Mar 31, 2017	Dec 31, 2016
Total derivative exposures	182	177

Total securities financing transaction exposures	154	135

Total off-balance sheet exposures	102	102

Other Assets	947	948

Asset amounts deducted in determining Tier 1 capital fully loaded	(15)	(15)

Tier 1 capital fully loaded	47.0	46.8

Total Exposures	1,369	1,348

Leverage Ratio – using a fully loaded definition of Tier 1 capital (in %)	3.4	3.5

Description of the factors that had an impact on the leverage ratio in the first quarter 2017

As of March 31, 2017, our fully loaded CRR/CRD 4 leverage ratio was 3.4 % compared to 3.5 % as of December 31, 2016, taking into account as of March 31, 2017 a fully loaded Tier 1 capital of € 47.0 billion over an applicable exposure measure of € 1,369 billion (€ 46.8 billion and € 1,348 billion as of December 31, 2016, respectively).

Our CRR/CRD 4 leverage ratio according to transitional provisions was 4.0 % as of March 31, 2017, calculated as Tier 1 capital according to transitional rules of € 54.3 billion over an applicable exposure measure of € 1,370 billion. The exposure measure under transitional rules is € 1 billion higher compared to the fully loaded exposure measure as the asset amounts deducted in determining Tier 1 capital are lower under transitional rules.

In the first quarter 2017, our leverage ratio exposure increased by € 22 billion to € 1,369 billion. This is primarily driven by an increase of € 19 billion in SFT exposures reflecting the overall increase on the balance sheet in the SFT related items (securities purchased under resale agreements and securities borrowed, under accrual and fair value accounting as well as receivables from prime brokerage). Furthermore, there was an increase in derivative exposures of € 4 billion primarily related to higher add-ons for potential future exposure. Other assets slightly decreased by € 1 billion reflecting the development on our balance sheet, with the increase in non-derivative trading assets offset by decreases in other balance sheet positions. Off-balance sheet exposures remained largely unchanged at € 102 billion.

The increase of the leverage ratio exposure in the first quarter 2017 includes foreign exchange impacts of € (3) billion mainly due to the appreciation of the euro against the U.S. dollar which was partly offset by the depreciation of the euro against the Japanese yen.

Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 24 as of March 31, 2017 compared to 25 as of December 31, 2016.

For main drivers of the Tier 1 capital development please refer to section “Regulatory Capital” in this report.

Credit Risk Exposure

Credit Exposure Classifications

We classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

–

Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain. It includes personal loans, residential and non-residential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail businesses.

–	Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.

39	Deutsche Bank Interim Report as of March 31, 2017	Risk Report Credit Risk Exposure

Corporate Credit Exposure

Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties

	Mar 31, 2017
in € m.	Probability of default[1]	Loans	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities[4]	Total
iAAA–iAA	0.00–0.04%	44,164	21,895	6,359	16,234	44,684	133,336

iA	0.04–0.11%	40,959	46,266	13,309	10,894	7,100	118,529

iBBB	0.11–0.50%	56,836	51,663	16,315	7,884	1,746	134,443

iBB	0.50–2.27%	43,661	28,887	9,158	4,778	408	86,892

iB	2.27–10.22%	23,309	17,553	4,594	1,059	32	46,547

iCCC and below	10.22–100%	15,222	3,969	2,124	479	35	21,829

Total		224,150	170,234	51,859	41,328	54,003	541,575

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 10.8 billion as of March 31, 2017.
[3]	Includes the effect of netting agreements and cash collateral received where applicable.
[4]	Includes debt securities on financial assets available for sale and held to maturity.

	Dec 31, 2016
in € m.	Probability of default[1]	Loans	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities[4]	Total
iAAA–iAA	0.00–0.04%	43,149	21,479	5,699	16,408	46,014	132,749

iA	0.04–0.11%	39,734	45,635	13,712	12,566	6,616	118,264

iBBB	0.11–0.50%	57,287	47,480	16,753	8,300	1,696	131,515

iBB	0.50–2.27%	46,496	29,274	9,663	5,333	366	91,132

iB	2.27–10.22%	22,920	18,173	4,477	1,053	9	46,631

iCCC and below	10.22–100%	15,069	4,022	2,038	533	21	21,683

Total		224,655	166,063	52,341	44,193	54,722	541,974

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 10.3 billion as of December 31, 2016.
[3]	Includes the effect of netting agreements and cash collateral received where applicable.
[4]	Includes debt securities on financial assets available for sale and held to maturity.

The above table shows a slight decrease of € 399 million or 0.1 % in our corporate credit exposure in the first three months of 2017. The quality of the corporate credit exposure before risk mitigation remained stable at 71 % of investment-grade rated exposures.

The decrease in corporate credit exposure from December 2016 to March 2017 was to a large extent due to a decrease in OTC derivatives (decrease of € 2.9 billion or 6%) mainly attributable to foreign exchange rate products primarily driven by lower volatility and decline in customer flows as well as interest rate products as changes in interest rate curves were inversely correlated to changes in the mark-to-market values. The overall decrease in corporate credit exposure was partially offset by an increase in irrevocable lending commitments (increase of € 4.2 billion or 3%) mainly due to increased trade volume in North America.

Consumer Credit Exposure

In our consumer credit exposure we monitor consumer loan delinquencies in terms of loans that are 90 days or more past due and net credit costs, which are the annualized net provisions charged after recoveries.

Consumer Credit Exposure

	Total exposure in € m.		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure[2]
	Mar 31, 2017	Dec 31, 2016	Mar 31, 2017	Dec 31, 2016	Mar 31, 2017	Dec 31, 2016
Consumer credit exposure Germany	151,053	150,639	0.76	0.75	0.13	0.13
Consumer and small business financing	20,626	20,316	2.69	2.45	0.99	0.99
Mortgage lending	130,428	130,323	0.45	0.48	0.00	0.00

Consumer credit exposure outside Germany	38,426	38,162	3.94	4.22	0.74	0.68
Consumer and small business financing	14,560	13,663	7.26	8.44	1.09	0.98
Mortgage lending	23,866	24,499	1.91	1.87	0.52	0.51

Total consumer credit exposure[1]	189,478	188,801	1.40	1.45	0.26	0.24

[1]	Includes impaired loans amounting to € 3.0 billion as of March 31, 2017 and € 3.1 billion as of December 31, 2016.
[2]	Net credit costs for the twelve months period ended at the respective balance sheet date divided by the exposure at that balance sheet date.

The volume of our consumer credit exposure increased from year-end 2016 to March 31, 2017 by € 678 million, or 0.36%, driven by our loan books in Germany, which increased by € 414 million, in India, which increased by € 159 million and in Poland, which increased by € 135 million mainly driven by FX, and a reduction in Spain, which decreased by € 119 million. The decrease in Spain was mainly driven by a non-performing loan sale.

Deutsche Bank	1 – Management Report	40
Interim Report as of March 31, 2017

The 90 days or more past due ratio of our consumer credit exposure decreased from 1.45 % as per year-end 2016 to 1.40 % as of March 31, 2017. This ratio was positively affected by aforementioned non-performing loan sale in Spain.

The total net credit costs as a percentage of our consumer credit exposure increased from 0.24 % as per year-end 2016 to 0.26 % as of March 31, 2017.

Consumer mortgage lending exposure grouped by loan-to-value ratio buckets1

	Mar 31, 2017	Dec 31, 2016
≤ 50%	68%	68%

> 50 ≤ 70%	16%	16%

> 70 ≤ 90%	9%	9%

> 90 ≤ 100%	3%	3%

> 100 ≤ 110%	2%	2%

> 110 ≤ 130%	1%	1%

> 130%	1%	1%

[1]	When assigning the exposure to the corresponding LTV buckets, the exposure amounts are distributed according to their relative share of the underlying assessed real estate value.

The LTV expresses the amount of exposure as a percentage of assessed value of real estate.

Our LTV ratios are calculated using the total lending exposure divided by the current assessed value of the respective real estate. These values are updated on a regular basis. The lending exposure from transactions that benefit from additional liquid collateral is reduced by the value of that collateral, whereas any prior charges increase the corresponding total exposure. The LTV calculation includes exposure which is secured by real estate collateral. Any mortgage lending exposure that is collateralized exclusively by any type of collateral other than real estate is not included in the LTV calculation.

The creditor’s creditworthiness, the LTV and the quality of collateral is an integral part of our risk management when originating loans and when monitoring and steering our credit risks. In general, we are willing to accept higher LTV’s, the better the creditor’s creditworthiness is. Nevertheless, restrictions of LTV apply for countries with negative economic outlook or expected declines of real estate values.

As of March 31, 2017, 68 % of our exposure is related to the mortgage lending portfolio, which had a LTV ratio below or equal to 50%, unchanged to prior year end.

Credit Risk Exposure to certain Eurozone Countries

Certain eurozone countries are presented within the table below due to concerns relating to sovereign risk.

In our “country of domicile view” we aggregate credit risk exposures to counterparties by allocating them to the domicile of the primary counterparty, irrespective of any link to other counterparties, or in relation to credit default swaps underlying reference assets from these eurozone countries. Hence we also include counterparties whose group parent is located outside of these countries and exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

The following table, which is based on the “country of domicile” view, presents our gross position, the proportion of undrawn exposure and our net exposure to these eurozone countries. The gross exposure reflects our net credit risk exposure grossed up for credit derivatives with underlying reference assets domiciled in one of these countries, guarantees received and collateral. Such collateral is particularly held with respect to our retail portfolio, but also for financial institutions predominantly based on derivative margining arrangements, as well as for corporates. In addition, the amounts also reflect the allowance for credit losses. Net credit exposures are presented after effects of collateral held, guarantees received and further risk mitigation, including net notional amounts of credit derivatives for protection sold/(bought). The provided gross and net exposures to certain eurozone countries do not include credit derivative tranches and credit derivatives in relation to our correlation business which, by design, is structured to be credit risk neutral. Additionally, the tranche and correlated nature of these positions do not allow a meaningful disaggregated notional presentation by country, e.g., as identical notional exposures represent different levels of risk for different tranche levels.

41	Deutsche Bank Interim Report as of March 31, 2017	Risk Report Credit Risk Exposure

Gross position, included undrawn exposure and net exposure to certain eurozone countries – Country of Domicile View

	Sovereign		Financial Institutions		Corporates		Retail		Other		Total
in € m.	Mar 31, 2017	Dec 31, 2016	Mar 31, 2017	Dec 31, 2016	Mar 31, 2017	Dec 31, 2016	Mar 31, 2017	Dec 31, 2016	Mar 31, 2017	Dec 31, 2016	Mar 31, 2017[1]	Dec 31, 2016
Greece
Gross	83	89	706	743	207	986	6	6	0	0	1,002	1,824
Undrawn	0	0	30	31	3	21	0	0	0	0	34	52
Net	77	83	228	258	(34)	15	1	1	0	0	272	357

Ireland
Gross	946	826	819	908	7,871	9,280	31	31	3,590[2]	3,263[2]	13,256	14,308
Undrawn	0	0	37	42	1,774	2,000	1	1	138[2]	172[2]	1,950	2,214
Net	692	569	305	352	4,389	5,374	5	5	3,737[2]	3,459[2]	9,128	9,759

Italy
Gross	3,136	2,735	3,185	3,051	10,784	10,591	16,973	17,122	133	358	34,212	33,857
Undrawn	41	32	71	74	4,818	4,730	208	208	0	26	5,138	5,069
Net	592	438	934	920	7,269	7,514	7,252	7,288	108	344	16,155	16,504

Portugal
Gross	(5)	61	166	127	1,257	1,424	1,695	1,674	39	65	3,153	3,352
Undrawn	0	0	63	12	235	232	12	12	0	0	310	256
Net	48	79	114	73	1,009	1,205	131	143	39	65	1,342	1,564

Spain
Gross	1,153	1,325	1,648	1,947	8,280	8,340	9,573	9,770	66	112	20,720	21,493
Undrawn	0	0	226	261	3,994	4,310	270	283	0	3	4,490	4,858
Net	1,143	1,195	699	971	6,492	6,643	1,941	1,935	217	265	10,492	11,009

Total gross	5,313	5,037	6,524	6,776	28,399	30,621	28,279	28,603	3,829	3,797	72,343	74,835
Total undrawn	41	33	426	419	10,826	11,292	491	504	138	202	11,922	12,449
Total net[3]	2,553	2,364	2,279	2,574	19,126	20,751	9,330	9,371	4,101	4,133	37,389	39,194

[1]	Approximately 67 % of the overall exposure will mature within the next 5 years.
[2]

Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

[3]	Total net exposure excludes credit valuation reserves for derivatives amounting to € 144 million as of March 31, 2017 and € 281 million as of December 31, 2016.

Total net exposure to the above selected eurozone countries decreased by € 1.8 billion in the first three months of 2017 mainly driven by decreases in Ireland and Spain.

Sovereign Credit Risk Exposure to certain Eurozone Countries

The amounts below reflect a net “country of domicile view” of our sovereign exposure.

Sovereign credit risk exposure to certain eurozone Countries

	Mar 31, 2017				Dec 31, 2016
in € m.	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]
Greece	83	(6)	77	1	89	(6)	83	2

Ireland	720	(28)	692	69	569	0	569	74

Italy	3,069	(2,476)	592	413	2,662	(2,223)	438	398

Portugal	(5)	53	48	(14)	61	17	79	(8)

Spain	1,149	(7)	1,143	493	1,322	(127)	1,195	279

Total	5,017	(2,464)	2,553	962	4,703	(2,339)	2,364	744

[1]	Includes sovereign debt classified as financial assets/liabilities at fair value through profit or loss, available for sale and loans carried at amortized cost.
[2]	The amounts reflect the net fair value in relation to default swaps referencing sovereign debt of the respective country representing the counterparty credit risk.

Net sovereign credit exposure slightly increased by € 189 million compared with year-end 2016. This increase is mainly attributable to higher debt security positions in direct sovereign exposure in Italy and Ireland, partially offset by increased net credit default swap protection bought.

The above represented direct sovereign exposure included the carrying value of loans held at amortized cost to sovereigns, which as of March 31, 2017, amounted to € 265 million for Italy and € 399 million for Spain and as of December 31, 2016 amounted to € 261 million for Italy and € 401 million for Spain.

Deutsche Bank	1 – Management Report	42
Interim Report as of March 31, 2017

Asset Quality

This section below describes the asset quality of our loans. All loans, where known information about possible credit problems of borrowers causes our management to have serious doubts as to the collectability of the borrower’s contractual obligations, are included in this section.

Overview of performing, renegotiated, past due and impaired loans by customer groups

	Mar 31, 2017			Dec 31, 2016
in € m.	Corporate loans	Consumer loans	Total	Corporate loans	Consumer loans	Total
Loans neither past due, nor renegotiated or impaired	219,124	183,437	402,560	219,106	182,760	401,865

Past due loans, neither renegotiated nor impaired	634	2,576	3,211	882	2,445	3,327

Loans renegotiated, but not impaired	454	472	926	357	459	816

Impaired loans	3,938	2,992	6,930	4,310	3,137	7,447

Total	224,150	189,478	413,627	224,655	188,801	413,455

Statement with regard to Focus Industries

Our loan exposure to “Shipping” accounts for approximately € 5 billion which is largely collateralized. The portfolio is diversified across ship types with global associated risks due to diversified international customer structure albeit our counterparties are mainly domiciled in Europe. A high proportion of the portfolio is sub investment-grade rated in reflection of the prolonged challenging market conditions over recent years.

Impaired Loans

Credit Risk Management regularly assesses at each balance sheet date whether there is objective evidence that a loan or group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:

–

there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (a “loss event”). When making our assessment we consider information on such events that is reasonably available up to the date the financial statements are authorized for issuance in line with the requirements of IAS 10;

–	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets, and
–	a reliable estimate of the loss amount can be made at each reporting date.

Credit Risk Management’s loss assessments are subject to regular review in collaboration with Finance.

Impairment Loss and Allowance for Loan Losses

If there is evidence of impairment, the impairment loss is generally calculated on the basis of discounted expected cash flows using the original effective interest rate of the loan. If the terms of a loan are renegotiated or otherwise modified because of financial difficulties of the borrower without qualifying for a derecognition of the loan, the impairment loss is measured using the original effective interest rate before modification of terms. We reduce the carrying amount of the impaired loan by the use of an allowance account and recognize the amount of the loss in the consolidated statement of income as a component of the provision for credit losses. We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement. When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to us, the loan and any associated allowance for loan losses is charged off (i.e., the loan and the related allowance for loan losses are removed from the balance sheet).

We first assess whether objective evidence of impairment exists individually for loans that are individually significant. We then assess collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

For further details regarding our accounting treatment relating to impairment loss and allowance for credit losses please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of our Annual Report 2016.

43	Deutsche Bank Interim Report as of March 31, 2017	Risk Report Asset Quality

Overview of impaired loans, loan loss allowance and impaired loan coverage ratios by business divisions

	Mar 31, 2017			Dec 31, 2016			2017 increase (decrease) from 2016
in € m.	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Impaired loan coverage ratio in ppt
Global Markets	165	207	126[2]	181	187	103[2]	(16)	23

Corporate & Investment Banking	2,742	1,628	59	2,826	1,706	60	(84)	(1)

Private, Wealth and Commercial Clients	2,334	1,413	61	1,938	1,210	62	396	(2)

Deutsche Asset Management	0	1	N/M1	0	1	N/M1	0	N/M

Postbank	1,689	1,024	61	1,708	1,007	59	(19)	2

Non-Core Operations Unit[3]	–	–	–	794	432	54	(794)	N/M

Thereof: assets reclassified to loans and receivables according to IAS 39	–	–	–	92	69	75	(92)	N/M

Consolidation & Adjustments and Other	0	1	N/M1	0	4	N/M1	0	N/M

Total	6,930	4,275	62	7,447	4,546	61	(517)	1

N/M – not meaningful

[1]	Loan loss allowance in Deutsche Asset Management and Consolidation & Adjustments and Other entirely consist of Allowance for collectively assessed non-impaired loans.
[2]	Impaired loans in Global Markets were more than fully covered by the loan loss allowance due to the latter including collectively assessed allowance for non-impaired loans.
[3]

From 2017 onwards, Non-core Operations Unit (NCOU) ceased to exist as a standalone division. The remaining impaired assets and the corresponding loan loss allowance as of December 31, 2016 are now managed by the corresponding core operating segments, predominately Private Wealth & Commercial Clients.

Impaired loans by industry sector

	Mar 31, 2017			Dec 31, 2016
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Financial Intermediation	141	8	149	122	11	133

Fund management activities	8	8	15	14	7	21

Manufacturing	472	164	636	524	229	754

Wholesale and retail trade	416	184	600	472	234	707

Households	204	2,415	2,619	193	2,467	2,661

Commercial real estate activities	386	33	418	385	37	422

Public sector	12	0	12	19	0	19

Other[1]	2,213	267	2,480	2,397	334	2,731

Total	3,852	3,078	6,930	4,126	3,321	7,447

[1]

Thereof “Transportation, storage and communication’: Total Impaired Loans € 1 billion (46%) and “Real estate; renting and business activities”: Total Impaired loans € 542 million (25%) . The rest is split across various industries (of which no single one contributes 25 % or more of the total of the category ‘Other’).

Impaired loans by region

	Mar 31, 2017			Dec 31, 2016
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Germany	935	1,430	2,365	1,154	1,486	2,639

Western Europe (excluding Germany)	1,780	1,506	3,286	2,021	1,688	3,709

Eastern Europe	42	122	164	46	132	179

North America	544	1	545	495	1	496

Central and South America	4	0	4	4	0	5

Asia/Pacific	299	19	318	341	14	355

Africa	59	1	60	63	1	64

Other	189	0	189	2	0	2

Total	3,852	3,078	6,930	4,126	3,321	7,447

Development of Impaired Loans

	Three months ended Mar 31, 2017			Full Year 2016
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	4,126	3,321	7,447	4,236	3,915	8,151

Classified as impaired during the year	372	477	849	2,177	1,291	3,469

Transferred to not impaired duringthe year [1]	(470)	(473)	(943)	(1,080)	(723)	(1,803)

Charge-offs	(158)	(243)	(401)	(979)	(987)	(1,966)

Disposals of impaired loans	(6)	(9)	(14)	(266)	(161)	(427)

Exchange rate and other movements	(14)	5	(9)	38	(15)	23

Balance, end of period	3,852	3,078	6,930	4,126	3,321	7,447

[1]	Includes repayments.

Our impaired loans decreased in the first three months of 2017 by € 517 million or 7 % to € 6.9 billion. The reduction in our individually assessed portfolio mainly reflects charge offs in CIB along with de-risking of former NCOU assets, while the reduction in our collectively assessed portfolio was driven by charge offs related to disposals in PW&CC Spain.

Deutsche Bank	1 – Management Report	44
Interim Report as of March 31, 2017

The impaired loan coverage ratio (defined as total on-balance sheet allowances for all loans individually impaired or collectively assessed divided by IFRS impaired loans (excluding collateral) increased from 61 % as of year-end 2016 to 62 % as of March 31, 2017.

Movements in the Allowance for Credit Losses

Our allowance for credit losses is comprised of the allowance for loan losses and the allowance for off-balance sheet positions.

Development of allowance for credit losses

	Three months ended Mar 31, 2017
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,071	2,475	4,546	162	183	346	4,892

Provision for credit losses	58	72	130	15	(11)	3	133
Thereof: (Gains)/Losses from disposal of impaired loans	(2)	2	0	0	0	0	0

Net charge-offs:	(154)	(227)	(382)	0	0	0	(382)
Charge-offs	(160)	(243)	(403)	0	0	0	(403)
Recoveries	6	16	22	0	0	0	22

Other changes	(17)	(2)	(19)	(0)	(1)	(1)	(21)

Balance, end of period	1,957	2,318	4,275	177	171	348	4,623

Changes compared to prior year

Provision for credit losses
In € m.	(127)	(34)	(162)	(3)	(6)	(9)	(171)
In %	(69)	(32)	(55)	(17)	129	(73)	(56)

Net charge-offs
In € m.	4	225	229	0	0	0	229
In %	(3)	(50)	(37)	0	0	0	(37)

Allowance for credit losses as at March 31, 2017 amounted to € 4.6 billion compared to € 4.9 billion as at end of last year. The reduction was mainly driven by charge-offs, partly compensated by additional provision for credit losses.

Provision for credit losses decreased by € 171 million compared to the first three months of 2016, driven by a decrease in provision for loan losses of € 162 million, mainly attributed to our portfolio of individually assessed loans and to a smaller extent to our portfolio of collectively assessed loans. The decrease in our individually assessed portfolio mainly resulted from CIB, primarily due to improved performance in the metals & mining and oil & gas portfolio which more than offset continued challenges in the shipping industry. The decrease in provisions for our collectively assessed loan portfolio mainly resulted from the non-recurrence of one-off items related to assets reported under NCOU in prior year.

The decrease in net charge-offs of € 229 million compared to prior years’ three months was driven the non-recurrence of net charge offs related to disposals in Postbank.

	Three months ended Mar 31, 2016
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,252	2,776	5,028	144	168	312	5,340

Provision for credit losses	185	107	292	18	(5)	13	304
Thereof: (Gains)/Losses from disposal of impaired loans	(4)	(20)	(24)	0	0	0	(24)

Net charge-offs:	(158)	(452)	(610)	0	0	0	(610)
Charge-offs	(166)	(498)	(665)	0	0	0	(665)
Recoveries	8	46	55	0	0	0	55

Other changes	43	(109)	(66)	(0)	(5)	(6)	(71)

Balance, end of period	2,322	2,322	4,644	161	158	319	4,963

Changes compared to prior year

Provision for credit losses
In € m.	93	(12)	81	13	(7)	5	86
In %	102	(10)	39	248	(311)	73	40

Net charge-offs
In € m.	(56)	(352)	(408)	0	0	0	(408)
In %	54	354	202	0	0	0	202

45	Deutsche Bank Interim Report as of March 31, 2017	Risk Report Market Risk

Market Risk

Market Risk of Trading Units excluding Postbank

The table below presents the value-at-risk metrics calculated with a 99 % confidence level and a one-day holding period for our trading units.

Value-at-Risk of our Trading Units by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk [1]		Commodity price risk
in € m.	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Average [2]	32.0	32.0	(29.8)	(35.0)	20.8	19.7	22.6	26.6	7.6	9.3	10.3	10.7	0.5	0.7

Maximum [2]	37.9	59.4	(37.6)	(57.6)	24.9	29.5	25.1	32.5	10.7	52.4	16.5	16.7	2.2	3.3

Minimum [2]	24.2	20.4	(25.2)	(25.6)	18.1	14.8	20.1	22.3	4.4	4.4	5.9	3.6	0.1	0.2

Period-end [3]	37.1	30.1	(29.5)	(36.9)	24.9	19.9	21.8	24.3	10.7	10.0	7.0	12.6	2.2	0.2

[1]	Includes value-at-risk from gold and other precious metal positions.
[2]	Amounts show the bands within which the values fluctuated during the period January 1 to March 31, 2017 and the full year 2016, respectively.
[3]	Amounts for 2017 as of March 31, 2017 and for 2016 as of December 31, 2016.

The average value-at-risk over the first three months of 2017 was € 32.0 million, which is unchanged compared with the full year 2016. The average credit spread value-at-risk decreased due to a reduction in idiosyncratic risk.

Period end value-at-risk was driven by an increase in directional interest rate exposure offset by a reduction in foreign exchange risk at the end of the first quarter of 2017 compared to year end 2016.

During the first three months of 2017 our trading units achieved a positive revenue for 98 % of trading days compared with 87 % in the full year 2016.

Regulatory Trading Market Risk Measures

Stressed Value-at-Risk

The following table shows the stressed value-at-risk (with a 99 % confidence level and a one-day holding period) for our trading units.

Stressed Value-at-Risk by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk [2]		Commodity price risk
in € m.	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Average [3]	76.2	85.2	(85.1)	(78.2)	65.5	51.9	62.4	74.9	16.8	20.6	15.4	14.8	1.1	1.3
Maximum [3]	125.0	143.7	(101.8)	(150.0)	92.0	82.5	73.2	99.3	55.0	144.5	28.0	30.4	4.5	3.9

Minimum [3]	50.5	60.4	(73.0)	(53.4)	48.7	37.4	56.3	59.0	1.5	2.4	6.9	3.4	0.3	0.4

Period-end [4]	125.0	75.8	(101.3)	(91.3)	92.0	51.9	67.4	63.0	55.0	29.6	9.4	22.1	2.5	0.5

[1]	Includes stressed value-at-risk from gold and other precious metal positions.
[2]	Amounts show the bands within which the values fluctuated during the period January 1 to March 31, 2017 and the full year 2016, respectively.
[3]	Amounts 2017 as of March 31, 2017 and for 2016 as of December 31, 2016.

The average stressed value-at-risk was € 76.2 million over the first three months of 2017, a decrease of € 9.0 million compared with the full year 2016. The reduction in the average was driven by decreases coming from across the credit spread and equity asset classes offset by an increase coming from interest rates. Credit spread average stressed value-at-risk reduced compared to the full year 2016 due to a decrease in idiosyncratic risk as well as a small reduction coming from a model enhancement to the credit spread component. Additionally the equity average stressed value-at-risk reduced due to an improvement in the equity downside profile.

The period end stressed value-at-risk increase is driven by an increase in directional interest rate exposure and an increase in equity risk due to a change in the equity downside profile compared to year end 2016. This has been offset to an extent by a reduction in foreign exchange risk.

Incremental Risk Charge

For regulatory reporting purposes, the incremental risk charge for the respective reporting dates represents the higher of the spot value at the reporting dates and the value of the preceding 12-week average calculation. The incremental risk charge presented for the reporting dates below is the spot value and the average, maximum and minimum values calculated for the 12-week period preceding these reporting dates.

Deutsche Bank	1 – Management Report	46
Interim Report as of March 31, 2017

Incremental Risk Charge of Trading Units (with a 99.9 % confidence level and one-year capital horizon)2,3

	Total		Non-Core Operations Unit		Global Credit Trading		Core Rates		Fixed Income & Currencies APAC		Emerging Markets - Debt		Other
in € m.	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Average [1]	666.3	840.2	0.0	52.0	391.8	393.0	153.1	200.4	101.3	188.6	87.5	116.8	(67.4)	(110.5)

Maximum [1]	768.2	944.4	0.0	57.3	475.0	405.8	223.9	229.6	188.4	243.0	115.5	128.0	(44.6)	(65.6)

Minimum [1]	614.2	693.0	0.0	44.5	333.6	368.0	101.9	173.7	55.3	119.6	39.4	111.6	(88.4)	(141.8)

Period-end [2]	721.7	693.0	0.0	51.8	463.6	368.0	101.9	173.7	188.4	119.6	50.7	121.8	(82.9)	(141.8)

[1]	Amounts show the bands within which the values fluctuated during the 12-weeks preceding March 31, 2017 and December 31, 2016, respectively.
[2]	Business line breakdowns have been updated for 2017 reporting to better reflect the current business structure.
[3]	All liquidity horizons are set to 12 months.

The incremental risk charge as at the end of the first quarter of 2017 was € 722 million, an increase of € 29 million (4%) compared with year end 2016. The 12-week average incremental risk charge as at the end of the first quarter of 2017 was € 666 million and thus € 174 million (21%) lower compared with the average for the 12-week period ended December 31, 2016. The decreased average incremental risk charge is driven by a decrease in credit exposures in fixed income & currencies APAC when compared to the full year 2016.

Comprehensive Risk Measure

For regulatory reporting purposes, the comprehensive risk measure for the respective reporting dates represents the highest of the spot value at the reporting dates, their preceding 12-week average calculation, and the floor, where the floor is equal to 8 % of the equivalent capital charge under the securitization framework.

Comprehensive Risk Measure of Trading Units (with a 99.9 % confidence level and one-year capital horizon) 3

in € m.	2017	2016
Average [1]	20.0	31.3

Maximum [1]	23.3	39.8

Minimum [1]	16.8	21.9

Period-end [2]	14.7	17.9

[1]	Regulatory comprehensive risk measure calculated for the 12-week period ending March 31, 2017 and December 31, 2016.
[2]	Spot value of internal model comprehensive risk measure at period end.
[3]	All liquidity horizons are set to 12 months.

The internal model comprehensive risk measure as at the end of the first three months of 2017 was € 14.7 million a decrease from € 17.9 million (-18%) compared with year end 2016. The 12-week average of our regulatory comprehensive risk measure as at the end of the first three months of 2017 was € 20.0 million and thus € 11.3 million (36%) lower compared with the average for the 12-week period ending December 31, 2016. The reduction was due to continued de-risking on this portfolio.

Market Risk Standardized Approach

As of March 31, 2017, the securitization positions, for which the specific interest rate risk is calculated using the market risk standardized approach, generated capital requirements of € 328.6 million corresponding to risk-weighted assets of € 4.1 billion. As of December 31, 2016 these positions generated capital requirements of € 278.4 million corresponding to risk-weighted assets of € 3.5 billion.

For nth-to-default credit default swaps the capital requirement decreased to € 3.9 million corresponding to risk-weighted assets of € 49 million compared with € 6.4 million and € 80 million as of December 31, 2016.

The capital requirement for Collective Investment Undertakings under the market risk standardized approach was € 43 million corresponding to risk-weighted assets of € 532 million as of March 31, 2017, compared with € 39 million and € 487 million as of December 31, 2016.

The capital requirement for longevity risk under the market risk standardized approach was € 38 million corresponding to risk-weighted assets of € 481 million as of March 31, 2017, compared with € 46 million and € 570 million as of December 31, 2016.

Market Risk of Trading Book at Postbank

The value-at-risk of Postbank’s trading book calculated with a 99 % confidence level and a one-day holding period amounted to zero as of March 31, 2017 and at year-end 2016. Postbank’s current trading strategy does not allow any new trading activities with regard to the trading book. Therefore, Postbank’s trading book did not contain any positions as of March 31, 2017 and at year-end 2016. Nevertheless, Postbank will remain classified as a trading book institution.

47	Deutsche Bank Interim Report as of March 31, 2017	Risk Report Liquidity Risk

Operational Risk

In the first three months of 2017 our operational risk losses continued to be predominantly driven by losses and provisions arising from civil litigation and regulatory enforcement. While some easing was observed compared to previous years, such losses still accounted for more than 80 % of operational risk losses in this quarter. For a description of our current legal and regulatory proceedings, please see section “Provisions - Current Individual Proceedings” of this Interim Report. Our non-legal operational risk losses amounted to approximately only a quarter of those in the first three months of 2016.

Our operational risk management fosters a forward-looking risk management with regard to monitoring of potential profits and losses, focusing on regular review of civil litigations and regulatory enforcement matters, trend analysis based upon available losses and key risk indicator data. The regulatory capital requirement is mainly driven by large external and internal operational risk events as well as reasonably possible litigation losses, which are reflected through provisions, contingent liabilities and legal forecasts in our AMA model. For a description of our modelling approach, please see section “Drivers for Operational Risk Capital Development” of our Annual Report 2016.

Liquidity Risk

Composition of our external funding sources in euro billion and as a percentage of our total external funding sources

in € bn. (unless stated otherwise)	Mar 31, 2017		Dec 31, 2016
Capital Markets and Equity	211	21%	210	21%

Retail	300	30%	292	30%

Transaction Banking	206	20%	200	20%

Other Customers [1]	57	6%	53	5%

Unsecured Wholesale	49	5%	55	6%

Secured Funding and Shorts	180	18%	165	17%

Financing Vehicles	3	0%	2	0%

Total external funding	1,005	100%	977	100%

[1]	“Other Customers” includes fiduciary, self-funding structures (e.g. X-markets) and margin/prime brokerage cash balances (shown on a net basis).

Reference: To reconcile to the total balance sheet, add derivatives & settlement balances € 461.8 billion (€ 503.6 billion), netting effect for margin & prime brokerage cash balances (shown on a net basis) € 59.7 billion (€ 67.9 billion), and other non-funding liabilities € 38.3 billion (€ 42.2 billion) for March 31, 2017, and December 31, 2016, respectively.

The increase of € 1.8 billion Capital Markets and Equity reflects new issuance in excess of maturities during the first quarter. Retail (including Wealth Management) and Transaction Banking deposits have increased by € 7.7 billion and € 5.5 billion respectively, predominantly due to improved market and customer sentiment since the resolution of a significant litigation item in December 2016. The increase in secured funding and shorts of € 14.7 billion represents an increase in Global Markets trading inventory since year-end. The € 4.2 billion increase in “Other Customers” reflects development in balances not relied upon as a source of stable funding, predominantly related to net margin payable and prime brokerage balances, whilst maturities of short term deposits resulted in a € 6 billion reduction in Unsecured Wholesale.

During the first quarter of 2017, we raised € 8.5 billion out of a total 2017 funding plan of up to € 25 billion. The average spread during the first three months of the year 2017 over 3-months Euribor was 113 bps (all non-Euro funding spreads are rebased versus 3-months Euribor), with an average tenor of 5.4 years. The most significant transactions over this period were a € 1.5 billion fixed-rate senior unsecured benchmark issue with a tenor of 5 years and a GBP 750 million fixed-rate senior unsecured benchmark with a tenor of 3 years. For the remainder of the year we intend to source the rest of our requirements through a variety of channels, including issuance targeted at retail investors, private placements with institutional investors and further public benchmark issuance.

Regular stress test analyses aim to ensure that we always hold sufficient cash and liquid assets to close a potential funding gap which could open under a combined scenario comprising idiosyncratic and market related stress. For this purpose we hold liquidity reserves which comprise available cash and cash equivalents, highly liquid securities (includes government, government guaranteed and agency securities) as well as other unencumbered central bank eligible assets. The volume of the liquidity reserves is a function of the expected stress result, both at an aggregate level as well as at an individual currency level. To the extent we receive incremental short-term wholesale liabilities which attract a high stress roll-off, we largely keep the proceeds of such liabilities in cash or highly liquid securities as a stress mitigant. As such, the total volume of liquidity reserves will fluctuate according to the level of short-term wholesale liabilities held, although this has no material impact on our overall liquidity position under stress. Liquidity reserves include only assets that are freely transferable within the group, or can be applied against local entity stress outflows. These reserves are held across major currencies and key locations in which the bank is active. The vast majority of our liquidity reserves are centrally held at our parent level or at our foreign branches. Size and composition are subject to regular senior management review. The haircuts applied reflect our assumption of the actual liquidity value that could be obtained, primarily through secured funding, and take into account the experience observed in secured funding markets at times of stress.

Deutsche Bank	1 – Management Report	48
Interim Report as of March 31, 2017

Composition of our liquidity reserves by parent company (including branches) and subsidiaries

	Mar 31, 2017		Dec 31, 2016
in € bn.	Carrying Value	Liquidity Value	Carrying Value	Liquidity Value
Available cash and cash equivalents (held primarily at central banks)	178	178	178	178

Parent (incl. foreign branches)	135	135	136	136

Subsidiaries	43	43	42	42

Highly liquid securities (includes government, government guaranteed and agency securities)	44	41	27	25

Parent (incl. foreign branches)	41	38	25	24

Subsidiaries	3	3	2	1

Other unencumbered central bank eligible securities	20	11	14	9

Parent (incl. foreign branches)	14	8	9	6

Subsidiaries	6	3	5	3

Total liquidity reserves	242	230	219	212

Parent (incl. foreign branches)	190	181	171	166

Subsidiaries	52	49	48	46

Our liquidity reserves increased by € 23.1 billion or 10.5 % during the first three months of 2017 in comparison to year-end 2016.

Our stressed net liquidity position (sNLP) represents the surplus of our available Liquidity Reserves and other business inflows in excess of stressed liquidity demand under our combined liquidity stress scenario, representing a severe market and idiosyncratic liquidity stress event. The sNLP is monitored as one of the Bank’s key risk metrics. Our sNLP as of March 31, 2017 (preliminary estimate) was € 43 billion (December 31, 2016 sNLP of € 36 billion). The sNLP fluctuates according to business activities, market events and perceptions, including with respect to us, as well as changes to our internal methodology assumptions. Our internal risk appetite is to maintain a surplus of at least € 10 billion.

Liquidity Coverage Ratio

Finalized by the Basel Committee in January 2013, the Liquidity Coverage Ratio LCR is intended to promote the short-term resilience of a bank’s liquidity risk profile over a 30 day stress scenario. The ratio is defined as the amount of High Quality Liquid Assets (“HQLA”) that could be used to raise liquidity, measured against the total volume of net cash outflows, arising from both actual and contingent exposures, in a stressed scenario.

This requirement has been implemented into European law, via the Commission Delegated Regulation (EU) 2015/61, adopted in October 2014. Compliance with the LCR, was required in Europe from October 1, 2015.

Our LCR of 148 % as of March 31, 2017 has been calculated in accordance with the Commission Delegated Regulation (EU) 2015/61, (calculated in accordance with the EBA’s Implementing Technical Standard on Supervisory Reporting with regard to the LCR). The December 31, 2016 LCR was 128%.

	Liquidity Value (weighted)
in € bn.	Mar 31, 2017	Dec 31, 2016
High quality liquid assets	219	201

Gross inflows	104	93

Gross outflows	251	250

Net outflows	148	158

LCR ratio in %	148%	128%

49	Deutsche Bank Interim Report as of March 31, 2017	Consolidated Statement of Income (unaudited)

Consolidated Statement of Income (unaudited)

Income Statement

	Three months ended
in € m.	Mar 31, 2017	Mar 31, 2016
Interest and similar income	6,138	6,032

Interest expense	3,071	2,108

Net interest income	3,067	3,924

Provision for credit losses	133	304

Net interest income after provision for credit losses	2,933	3,620

Commissions and fee income	2,935	2,877

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,109	1,297

Net gains (losses) on financial assets available for sale	119	121

Net income (loss) from equity method investments	20	106

Other income (loss)	97	(257)

Total noninterest income	4,279	4,144

Compensation and benefits	3,147	3,194

General and administrative expenses	3,201	3,736

Policyholder benefits and claims	0	44

Impairment of goodwill and other intangible assets	0	0

Restructuring activities	(14)	211

Total noninterest expenses	6,334	7,184

Income (loss) before income taxes	878	579

Income tax expense (benefit)	303	343

Net income (loss)	575	236

Net income (loss) attributable to noncontrolling interests	4	23

Net income (loss) attributable to Deutsche Bank shareholders and additional equity components	571	214

Earnings per Common Share
	Three months ended
	Mar 31, 2017	Mar 31, 2016
Earnings per common share:

Basic	€0.40	€0.15

Diluted	€0.38	€0.15

Number of shares in million:

Denominator for basic earnings per share – weighted-average shares outstanding	1,409.8	1,386.5

Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	1,485.1	1,404.2

Deutsche Bank	2 – Consolidated Financial Statements	50
Interim Report as of March 31, 2017

Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended
in € m.	Mar 31, 2017	Mar 31, 2016
Net income (loss) recognized in the income statement	575	236

Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	(81)	(177)

Total of income tax related to items that will not be reclassified to profit or loss	15	121

Items that are or may be reclassified to profit or loss
Financial assets available for sale
Unrealized net gains (losses) arising during the period, before tax	(12)	385
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(125)	(123)

Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	(12)	34
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	2	4

Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	(2)	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0

Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	(393)	(1,137)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	3

Equity Method Investments
Net gains (losses) arising during the period	(13)	13

Total of income tax related to items that are or may be reclassified to profit or loss	114	(113)

Other comprehensive income (loss), net of tax	(509)	(989)

Total comprehensive income (loss), net of tax	66	(752)

Attributable to:
Noncontrolling interests	3	12
Deutsche Bank shareholders and additional equity components	63	(764)

51	Deutsche Bank Interim Report as of March 31, 2017	Consolidated Balance Sheet (unaudited)

Consolidated Balance Sheet (unaudited)

Assets

in € m.	Mar 31, 2017	Dec 31, 2016
Cash and central bank balances	179,461	181,364

Interbank balances (w/o central banks)	10,467	11,606

Central bank funds sold and securities purchased under resale agreements	14,058	16,287

Securities borrowed	24,907	20,081

Financial assets at fair value through profit or loss
Trading assets	189,926	171,044
Positive market values from derivative financial instruments	421,218	485,150
Financial assets designated at fair value through profit or loss	100,054	87,587

Total financial assets at fair value through profit or loss	711,198	743,781

Financial assets available for sale	55,204	56,228

Equity method investments	980	1,027

Loans	409,352	408,909

Securities held to maturity	3,197	3,206

Property and equipment	2,832	2,804

Goodwill and other intangible assets	9,039	8,982

Other assets	134,067	126,045

Assets for current tax	1,567	1,559

Deferred tax assets	8,427	8,666

Total assets	1,564,756	1,590,546

Liabilities and Equity

in € m.	Mar 31, 2017	Dec 31, 2016
Deposits	555,440	550,204

Central bank funds purchased and securities sold under repurchase agreements	18,469	25,740

Securities loaned	4,508	3,598

Financial liabilities at fair value through profit or loss
Trading liabilities	73,300	57,029
Negative market values from derivative financial instruments	399,062	463,858
Financial liabilities designated at fair value through profit or loss	65,799	60,492
Investment contract liabilities	607	592

Total financial liabilities at fair value through profit or loss	538,768	581,971

Other short-term borrowings	20,109	17,295

Other liabilities	174,984	155,440

Provisions	6,742	10,973

Liabilities for current tax	1,111	1,329

Deferred tax liabilities	474	486

Long-term debt	172,964	172,316

Trust preferred securities	6,334	6,373

Obligation to purchase common shares	0	0

Total liabilities	1,499,905	1,525,727

Common shares, no par value, nominal value of € 2.56	3,531	3,531

Additional paid-in capital	33,838	33,765

Retained earnings	19,491	18,987

Common shares in treasury, at cost	(84)	0

Equity classified as obligation to purchase common shares	0	0

Accumulated other comprehensive income (loss), net of tax	3,109	3,550

Total shareholders’ equity	59,885	59,833

Additional equity components	4,675	4,669

Noncontrolling interests	292	316

Total equity	64,852	64,819

Total liabilities and equity	1,564,756	1,590,546

Deutsche Bank	2 – Consolidated Financial Statements	52
Interim Report as of March 31, 2017

Consolidated Statement of Changes in Equity (unaudited)

in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings	Common shares in treasury, at cost	Equity classified as obligation to purchase common shares	Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other [1]
Balance as of December 31, 2015	3,531	33,572	21,182	(10)	0	1,384

Total comprehensive income (loss), net of tax[2]	0	0	214	0	0	165

Common shares issued	0	0	0	0	0	0

Cash dividends paid	0	0	0	0	0	0

Coupon on additional equity components, net of tax	0	0	0	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(56)	0	0	0

Net change in share awards in the reporting period	0	(78)	0	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	80	0	0

Tax benefits related to share-based compensation plans	0	0	0	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Option premiums and other effects from options on common shares	0	(129)	0	0	0	0

Purchases of treasury shares	0	0	0	(2,047)	0	0

Sale of treasury shares	0	0	0	1,768	0	0

Net gains (losses) on treasury shares sold	0	24	0	0	0	0

Other	0	62	0	0	0	0

Balance as of March 31, 2016	3,531	33,451	21,340	(210)	0	1,549

Balance as of December 31, 2016	3,531	33,765	18,987	0	0	912

Total comprehensive income (loss), net of tax[2]	0	0	571	0	0	(95)

Common shares issued	0	0	0	0	0	0

Cash dividends paid	0	0	0	0	0	0

Coupon on additional equity components, net of tax	0	0	0	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(67)	0	0	0

Net change in share awards in the reporting period	0	36	0	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	62	0	0

Tax benefits related to share-based compensation plans	0	(2)	0	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Option premiums and other effects from options on common shares	0	0	0	0	0	0

Purchases of treasury shares	0	0	0	(1,394)	0	0

Sale of treasury shares	0	0	0	1,248	0	0

Net gains (losses) on treasury shares sold	0	7	0	0	0	0

Other	0	32	0	0	0	0

Balance as of March 31, 2017	3,531	33,838	19,491	(84)	0	817

[1]	Excluding unrealized net gains (losses) from equity method investments.
[2]	Excluding remeasurement gains (losses) related to defined benefit plans, net of tax.

53	Deutsche Bank Interim Report as of March 31, 2017	Consolidated Statement of Changes in Equity (unaudited)

Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax [1]	Unrealized net gains (losses) on assets classified as held for sale, net of tax [1]	Foreign currency translation, net of tax [1]	Unrealized net gains (losses) from equity method investments	Accumulated other comprehensive income (loss), net of tax [2]	Total shareholders’ equity	Additional equity components [3]	Noncontrolling interests	Total equity
97	662	2,196	66	4,404	62,678	4,675	270	67,624

25	0	(1,126)	13	(922)	(708)	0	12	(696)

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	(56)	0	0	(56)

0	0	0	0	0	(78)	0	0	(78)

0	0	0	0	0	80	0	0	80

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	(129)	0	0	(129)

0	0	0	0	0	(2,047)	0	0	(2,047)

0	0	0	0	0	1,768	0	0	1,768

0	0	0	0	0	24	0	0	24

0	0	0	0	0	62	0[4]	(4)	58

122	662	1,069	79	3,482	61,592	4,675	279	66,546

143	0	2,418	77	3,550	59,833	4,669	316	64,819

(12)	(2)	(318)	(13)	(441)	130	0	3	133

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	(67)	0	0	(67)

0	0	0	0	0	36	0	0	36

0	0	0	0	0	62	0	0	62

0	0	0	0	0	(2)	0	0	(2)

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	(1,394)	0	0	(1,394)

0	0	0	0	0	1,248	0	0	1,248

0	0	0	0	0	7	0	0	7

0	0	0	0	0	32	6[4]	(28)	10

131	(2)	2,100	64	3,109	59,885	4,675	292	64,852

[3]	Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS.
[4]	Includes net proceeds from purchase and sale of additional equity components.

Deutsche Bank	2 – Consolidated Financial Statements	54
Interim Report as of March 31, 2017

Consolidated Statement of Cash Flows (unaudited)

	Three months ended
in € m.	Mar 31, 2017	Mar 31, 2016
Net income (loss)	575	236

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	133	304
Restructuring activities	(14)	211
Gain on sale of financial assets available for sale, equity method investments, and other	(144)	(127)
Deferred income taxes, net	288	116
Impairment, depreciation and other amortization, and accretion	694	509
Share of net income (loss) from equity method investments	(18)	(106)

Income (loss) adjusted for noncash charges, credits and other items	1,514	1,143

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with central banks and with banks w/o central banks	(25)	247
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(2,707)	(6,584)
Financial assets designated at fair value through profit or loss	(12,607)	1,363
Loans	(272)	3,136
Other assets	(7,611)	(52,790)
Deposits	5,955	(6,983)
Financial liabilities designated at fair value through profit or loss and investment contract liabilities[1]	5,556	7,789
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	(6,190)	4,333
Other short-term borrowings	2,927	493
Other liabilities	14,502	41,283
Senior long-term debt[2]	550	(8,502)
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	(3,323)	34,077
Other, net	(1,225)	(2,502)

Net cash provided by (used in) operating activities	(2,956)	16,503

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	3,087	5,254
Maturities of financial assets available for sale	2,569	1,561
Maturities of securities held to maturity	0	0
Sale of equity method investments	5	18
Sale of property and equipment	36	11
Purchase of:
Financial assets available for sale	(5,003)	(7,991)
Securities held to maturity	0	0
Equity method investments	0	(12)
Property and equipment	(145)	(110)
Net cash received in (paid for) business combinations/divestitures	0	79
Other, net	(334)	(299)

Net cash provided by (used in) investing activities	215	(1,489)

Cash flows from financing activities:
Issuances of subordinated long-term debt	46	3
Repayments and extinguishments of subordinated long-term debt	0	(170)
Issuances of trust preferred securities	0	6
Repayments and extinguishments of trust preferred securities	(3)	(705)
Common shares issued	0	0
Purchases of treasury shares	(1,394)	(2,047)
Sale of treasury shares	1,255	1,784
Additional Equity Components (AT1) issued	0	0
Purchases of Additional Equity Components (AT1)	(68)	(82)
Sale of Additional Equity Components (AT1)	73	81
Coupon on additional equity components, pre tax	0	0
Dividends paid to noncontrolling interests	0	0
Net change in noncontrolling interests	(27)	(4)
Cash dividends paid to Deutsche Bank shareholders	0	0

Net cash provided by (used in) financing activities	(118)	(1,134)

Net effect of exchange rate changes on cash and cash equivalents	(591)	(307)

Net increase (decrease) in cash and cash equivalents	(3,450)	13,573
Cash and cash equivalents at beginning of period	185,891	105,478
Cash and cash equivalents at end of period	182,439	119,049

Net cash provided by (used in) operating activities including

Income taxes paid, net	241	422
Interest paid	2,896	2,206
Interest and dividends received	6,050	6,075

Cash and cash equivalents comprise

Cash and central bank balances (not included Interest-earning time deposits with central banks	176,614	111,607
Interbank balances (w/o central banks) (not included: time deposits of € 7,077 million as of March 31, 2017, and € 4,074 million as of March 31, 2016)	6,236	7,442

Total	182,850	119,049

[1]

Included are senior long-term debt issuances of € 1,087 million and € 1,970 million and repayments and extinguishments of € 690 million and € 2,071 million through March 31, 2017 and March 31, 2016, respectively.

[2]	Included are issuances of € 9,711 million and € 11,328 million and repayments and extinguishments of € 8,754 million and € 18,928 million through March 31, 2017 and March 31, 2016, respectively.

55	Deutsche Bank Interim Report as of March 31, 2017	Basis of Preparation (unaudited)

Basis of Preparation (unaudited)

The accompanying condensed consolidated interim financial statements, which include Deutsche Bank AG and its subsidiaries (collectively the “Group”), are stated in euros, the presentation currency of the Group. They are presented in accordance with the requirements of IAS 34, “Interim Financial Reporting”, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.

Some IFRS disclosures incorporated in the Management Report are an integral part of the consolidated interim financial statements. These include the Segmental Results of Operations of the Segmental Information note which is presented in the Operating and Financial Review: Segmental Results of the Management Report. The presentation of this information is in compliance with IAS 34 and IFRS 8, “Operating Segments”.

Deutsche Bank’s condensed consolidated interim financial statements are unaudited and include supplementary disclosures on segment information, income statement, balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2016, for which the same accounting policies and critical accounting estimates have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Impact of Changes in Accounting Principles”.

The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities.

These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	56
Interim Report as of March 31, 2017

Impact of Changes in Accounting Principles (unaudited)

New Accounting Pronouncements

The following accounting pronouncements which are relevant to the Group were not effective as of March 31, 2017 and therefore have not been applied in preparing these condensed consolidated interim financial statements.

IFRS 2 Share-based Payments

In June 2016, the IASB issued narrow-scope amendments to IFRS 2, “Share-based Payment” which clarify the accounting for certain types of share-based payment transactions. The amendments which were developed through the IFRS Interpretations Committee clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. They are effective for annual periods beginning on or after January 1, 2018. The Group is currently assessing the impact of the clarifications to IFRS 2. The amendments have yet to be endorsed by the EU.

IFRS 9 Financial Instruments

In July 2014, the IASB issued IFRS 9 “Financial Instruments”, which replaces IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for how an entity should classify and measure financial assets, requires changes to the reporting of ‘own credit’ with respect to issued debt liabilities that are designated at fair value, replaces the current rules for impairment of financial assets and amends the requirements for hedge accounting. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The standard has been endorsed by the EU. Based on March 31, 2017 data and the current implementation status of IFRS 9 as described in further detail below, the Group estimates the adoption of IFRS 9 to lead to an overall reduction in the Group’s total shareholders’ equity of approximately € 1 billion before tax. This reduction is predominately driven by the impairment requirements of IFRS 9.

Implementation program

The Group has a centrally managed IFRS 9 program sponsored by the Group’s chief financial officer and includes subject matter experts on methodology, data sourcing and modelling, IT processing and reporting. The Group’s work to date has covered performing an assessment of the population of financial instruments impacted by the classification and measurement requirements of IFRS 9 and developing an impairment methodology to support the calculation of the Expected Credit Loss allowance. Specifically, during 2016 the Group developed its approach for assessing significant increase in credit risk, incorporating forward looking information, including macro-economic factors (to be implemented in 2017) and preparing the required IT systems and process architecture. The Group envisages performing parallel runs in 2017 to ensure procedural readiness and further improve the data quality of new data required.

Overall governance of the program’s implementation is through the IFRS 9 Steering Committee and includes representation from Finance, Risk and IT. Guidance and training on IFRS 9 across the Group is delivered across businesses and functions as part of the Group’s internal control systems. The Group is in the process of enhancing its existing governance framework to ensure that appropriate validations and controls are in place over new key processes and significant areas of judgment. Governance over the Expected Credit Loss calculation process is split across Risk and Finance functions.

Classification and Measurement of Financial Assets and Liabilities

IFRS 9 requires that an entity’s business model and a financial instrument’s contractual cash flows will determine its classification and measurement in the financial statements. Upon initial recognition each financial asset will be classified as either fair value through profit or loss (‘FVTPL’), amortized cost, or fair value through Other Comprehensive Income (‘FVOCI’). As the requirements under IFRS 9 are different than the assessments under the existing IAS 39 rules, some differences to the classification and measurement of financial assets under IAS 39 are expected. The classification and measurement of financial liabilities remain largely unchanged under IFRS 9 from current requirements.

57	Deutsche Bank Interim Report as of March 31, 2017	Impact of Changes in Accounting Principles (unaudited) New Accounting Pronouncements

In 2016, the Group made an initial determination of business models and assessed the contractual cash flow characteristics of the financial assets to determine the potential classification and measurement changes as a result of IFRS 9. As a result of the analysis performed thus far, the Group has identified a population of financial assets which are expected to be measured at either amortized cost or fair value through other comprehensive income, which will be subject to the IFRS 9 impairment rules. However, the actual impact that IFRS 9 classification and measurement will have on the Group is mainly dependent on the business models and the inventory of financial assets which exist at the effective date, and as such the Group will roll forward its analysis during 2017 to take into consideration any changes in business strategies and composition of financial assets.

Where issued debt liabilities are designated at fair value, the fair value movements attributable to an entity’s own credit risk will be recognized in Other Comprehensive Income rather than in the Statement of Income. The standard also allows the Group the option to elect to apply early the presentation of fair value movements of an entity’s credit risk in Other Comprehensive Income prior to adopting IFRS 9 in full. The Group has not early adopted this requirement.

Impairment of Financial Assets

The impairment requirements of IFRS 9 apply to financial assets that are measured at amortized cost or FVOCI, and off balance sheet lending commitments such as loan commitments and financial guarantees (hereafter collectively referred to in this note as financial assets).

The determination of impairment losses and allowance will move from an incurred credit loss model whereby credit losses are recognized when a defined loss event occurs under IAS 39, to an expected loss model under IFRS 9, where provisions are taken upon initial recognition of the financial asset (or the date that the Group becomes a party to the loan commitment or financial guarantee), based on expectations of potential credit losses at that time under IFRS 9. Currently, the Group first evaluates individually whether objective evidence of impairment exists for loans that are individually significant. It then collectively assesses loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment available under the individual assessment.

Under IFRS 9 for financial assets originated or purchased, the Group will recognise a loss allowance at an amount equal to 12-month expected credit losses, if the credit risk at the reporting date has not increased significantly since initial recognition (Stage 1). This amount represents the expected credit losses resulting from default events that are possible within the next 12 months. The interest revenue is calculated on the gross carrying amount for financial assets in Stage 1.

IFRS 9 requires the recognition of credit losses over the remaining life of the financial assets (‘lifetime expected losses’) which are considered to have experienced a significant increase in credit risk (Stage 2) and for financial assets that are credit impaired at the reporting date (Stage 3). The lifetime expected credit losses represent all possible default events over the expected life of a financial instrument. The Group leverages existing risk management indicators (e.g. watchlist and forbearance trigger), credit rating changes and taking into consideration reasonable and supportable information which allows the Group to identify whether the credit risk of financial assets has significantly increased. This process includes considering forward-looking information, including macro-economic factors. Furthermore, financial assets will be transferred to Stage 2 if 30 days past due. The interest revenue is calculated on the gross carrying amount for financial assets in Stage 2.

As the primary definition for credit impaired financial assets moving to Stage 3, the Group will apply the default definition as laid out in CRR Article 178. Interest revenues are calculated on the net carrying amount for these financial assets only. Forward-looking information, including macro-economic factors must be taken into account to measure IFRS 9 compliant expected credit losses.

IFRS 9 does not distinguish between individually significant or not individually significant financial instruments. Therefore, the Group decided to measure the allowance for credit losses on an individual transaction basis. Similarly, the assessment for transferring financial assets between Stages 1, 2 and 3 will also be made on an individual transaction basis. For detailed information on the current impairment approach under IAS 39 please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates”.

The Group uses three main components to measure expected credit losses which are a probability of default (‘PD’), a loss given default (‘LGD’) and the exposure at default (‘EAD’). Therefore, the Group will leverage the existing parameters of the regulatory framework and risk management practices as much as possible on transaction level. For the purpose of IFRS 9 the allowance for credit losses is affected by a variety of key characteristics, such as, but not limited to the expected balance at default and the related amortization profile as well as the expected life of the financial asset. As a consequence, the allowance for credit losses for Stage 2 financial assets will increase with the expected lifetime or the expected EAD. Incorporating forecasts of future economic conditions into the measurement of expected credit losses will additionally cause an impact on the allowance for credit losses for each stage. In order to calculate lifetime expected credit losses, the Group’s calculation includes deriving the corresponding lifetime PDs from migration matrices that reflect the economic forecasts. To determine whether a financial asset is credit impaired and thus must be classified as Stage 3, one or more events must be identified that have a detrimental impact on the estimated future cash flows.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	58
Interim Report as of March 31, 2017

As a result of IFRS 9, there will be an increase in subjectivity as the allowance for credit losses will be based on reasonable and supportable forward-looking information which take into consideration future macro-economic scenarios as provided by Deutsche Bank Research. These macro-economic scenarios are continuously monitored and in addition to being used for the Group’s expected credit loss calculation, this information also forms the basis for performing the Group’s capital planning and stress-testing. This information provided by Deutsche Bank Research is used to generate possible future scenarios by utilizing the Group’s stress testing infrastructure with appropriate modifications to align with IFRS 9 requirements. The Group is in the process of analyzing synergies with the capital forecasting and stress-testing processes. The transition impact and effects resulting from the continuous application of IFRS 9 are reflected in the Group’s capital planning for 2018 and onwards. The general use of forward-looking information, including macro-economic factors as well as adjustments taking into account extraordinary factors will be monitored by a governance framework.

IFRS 9 is estimated to result in an increase in the overall level of allowances for credit losses as noted above. This estimated increase is driven by the requirement to record an allowance equal to 12 months expected credit losses on those instruments whose credit risk has not significantly increased since initial recognition and driven by the larger population of financial assets to which lifetime expected losses must be applied.

Hedge accounting

IFRS 9 also incorporates new hedge accounting rules that intend to align hedge accounting with risk management practices. Generally, some restrictions under current rules have been removed and a greater variety of hedging instruments and hedged items become available for hedge accounting. IFRS 9 includes an accounting policy choice to defer the adoption of IFRS 9 hedge accounting and to continue with IAS 39 hedge accounting. The Group has decided to exercise this accounting policy choice and therefore will not adopt IFRS 9 hedge accounting as of the effective date of IFRS 9. However, the Group will implement the revised hedge accounting disclosures that are required by the IFRS 9 related amendments to IFRS 7 “Financial Instruments: Disclosures”’.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, which specifies how and when revenue is recognized, but does not impact income recognition related to financial instruments in scope of IAS 39/IFRS 9. IFRS 15 replaces several other IFRS standards and interpretations that currently govern revenue recognition under IFRS and provides a single, principles-based five-step model to be applied to all contracts with customers. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. IFRS 15 will not have a material impact on the Group’s consolidated financial statements. The standard has been endorsed by the EU.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16, “Leases”, which introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. There will be only minor changes to the current accounting for lessors. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Group is currently assessing the impact of IFRS 16. The standard has yet to be endorsed by the EU.

59	Deutsche Bank Interim Report as of March 31, 2017	Segment Information (unaudited) Business Segments

Segment Information (unaudited)

The following segment information has been prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal management reports of the entity which are regularly reviewed by the chief operating decision maker, which is the Deutsche Bank Management Board, in order to allocate resources to a segment and to assess its financial performance.

Business Segments

The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments. Generally, restatements due to changes in the organizational structure were implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems.

From the first quarter 2016 our business operations have been organized under the following segments:

–	Global Markets (“GM”),
–	Corporate & Investment Banking (“CIB”),
–	Private, Wealth and Commercial Clients (“PW&CC”),
–	Deutsche Asset Management (“Deutsche AM”),
–	Postbank (“PB”) and
–	Non-core Operations Unit (“NCOU”).

Additionally in the second quarter 2016 certain businesses were transferred from Deutsche AM to GM. Also, the Liquidity Portfolio business of Asia excluding Japan has been transferred from Global Markets to Treasury in C&A.

From 2017 onwards, Non-core Operations Unit (NCOU) ceased to exist as a standalone division. The remaining legacy assets as of December 31, 2016 are now managed by the corresponding core operating segments, predominately Global Markets and Private Wealth & Commercial Clients.

Beginning in the second quarter of 2017, in accordance with our strategy announcement on March 5, 2017, our business operations will be reorganized under a new divisional structure comprising the following divisions:

–

An integrated Corporate & Investment Bank (CIB), which will comprise the bank’s Corporate Finance, Global Markets and Global Transaction Banking businesses, aiming primarily for a corporate-client led business

–

A Private & Commercial Bank (PCB) that will be the clear market leader in Germany as measured by number of clients. Postbank, Deutsche Bank’s international Private & Commercial Clients business and the global Wealth Management business will be part of this division.

–	Deutsche Asset Management (Deutsche AM), which will be gain more operationally segregated through a partial IPO and be better positioned for growth.

These changes will be reflected going forward in the external reporting.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	60
Interim Report as of March 31, 2017

Capital Expenditures and Divestitures

During the first three months of 2017, the Group has made the following capital expenditures or divestitures:

In March 2017, Deutsche Bank Group has signed a definitive agreement to sell its share in Concardis GmbH, a leading German payment service provider established in form of a joint venture of the German banking sector, to a consortium of Advent International and Bain Capital Private Equity.

On December 28, 2015, Deutsche Bank Group agreed to sell its entire 19.99 % stake in Hua Xia Bank Company Limited (“Hua Xia”) to PICC Property and Casualty Company Limited (“PICC Property & Casualty”). The completion of the transaction was subject to customary closing conditions and regulatory approvals, including that of the China Banking Regulatory Commission. Regulatory approvals for PICC Property and Casualty to acquire Deutsche Bank’s stake in Hua Xia were granted and the share transfer was completed in the fourth quarter 2016. All remaining closing formalities have been completed.

Allocation of Average Shareholders’ Equity

Starting 2017, the Group has refined its capital allocation methodology. Shareholders’ equity is now fully allocated to the Group’s segments based on the regulatory capital demand of each segment and is no longer capped at the amount of shareholders’ equity required to meet the externally communicated targets for the Group’s Common Equity Tier 1 ratio and the Group’s Leverage ratio. Regulatory capital demand reflects the combined contribution of each segment to the Groups’ Common Equity Tier 1 ratio, the Groups’ Leverage ratio and the Group’s Capital Loss under Stress. Contributions in each of the three dimensions are weighted to reflect their relative importance and level of constraint for the Group. Contributions to the Common Equity Tier 1 ratio and the Leverage ratio are measured though Risk-Weighted Assets (RWA) and Leverage Ratio Exposure (LRE) assuming full implementation of CRR/CRD 4 rules. Deutsche Bank’s Capital Loss under Stress is the measure of the Group’s overall economic risk exposure under a defined stress scenario. Goodwill and other intangibles continue to be directly attributed to the Group’s segments in order to allow the determination of allocated tangible shareholders’ equity and the respective returns. Shareholders’ equity and tangible shareholders’ equity is allocated on a monthly basis and averaged across quarters and for the full year.

For purposes of the 2017 average shareholders’ equity allocation the Non-Core Operations Unit (NCOU) balances from year-end 2016 have been allocated to Consolidation & Adjustments (C&A) as Non-Core Operations Unit (NCOU) has ceased to exist as a separate corporate division from 2017 onwards.

Segmental Results of Operations

For the results of the business segments, including the reconciliation to the consolidated results of operations under IFRS, please see “Management Report: Operating and Financial Review: Results of Operations: Segment Results of Operations” of this Interim Report.

61	Deutsche Bank Interim Report as of March 31, 2017	Information on the Consolidated Income Statement (unaudited) Pensions and Other Post-Employment Benefits

Information on the Consolidated Income Statement (unaudited)

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

	Three months ended
in € m.	Mar 31, 2017	Mar 31, 2016
Net interest income	3,067	3,924

Trading income [1]	1,435	421

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	(327)	876

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,109	1,297

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,175	5,221

Sales & Trading (equity)	495	528
Sales & Trading (debt and other products)	2,396	1,924 [2]
Total Sales & Trading	2,891	2,451

Other	(318)	97

Global Markets	2,574	2,548

Corporate & Investment Banking	408	470

Private, Wealth & Commercial Clients	921	1,507

Deutsche Asset Management	39	12

Postbank	489	583

Non-Core Operations Unit	0	(130)

Consolidation & Adjustments	(255)	230

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,175	5,221

[1]	Trading income includes gains and losses from derivatives not qualifying for hedge accounting.
[2]	Prior year numbers have been restated (decrease by € 1.6 billion).

Commissions and Fee Income

	Three months ended
in € m.	Mar 31, 2017	Mar 31, 2016
Commissions and fees from fiduciary activities	1,054	1,027

Commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	856	881

Fees for other customer services	1,025	970

Total commissions and fee income	2,935	2,877

Pensions and Other Post-Employment Benefits

	Three months ended
in € m.	Mar 31, 2017	Mar 31, 2016
Service cost	86	78

Net interest cost (income)	2	(3)

Total expenses defined benefit plans	88	75

Total expenses for defined contribution plans	132	130

Total expenses for post-employment benefits	220	205

Employer contributions to mandatory German social security pension plan	63	64

The Group expects to pay approximately € 300 million in regular contributions to its retirement benefit plans in 2017. It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2017.

Discount rate to determine defined benefit obligation

in %	Mar 31, 2017	Dec 31, 2016

Germany	1.7	1.7

UK	2.5	2.6

U.S.	4.0	4.0

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	62
Interim Report as of March 31, 2017

General and Administrative Expenses

	Three months ended
in € m.	Mar 31, 2017	Mar 31, 2016
IT costs	933	936

Occupancy, furniture and equipment expenses	449	454

Professional service fees	419	556

Communication and data services	176	193

Travel and representation expenses	98	105

Banking and transaction charges	160	154

Marketing expenses	60	56

Consolidated investments	0	85

Other expenses [1]	905	1,196

Total general and administrative expenses	3,201	3,736

[1]	Includes net litigation provision released € 31 million for the three months ended March 31, 2017 and litgation related expenses € 187 million for the same period in 2016. Also included on account of bank levy is € 540 million for the three months ended March 31, 2017 and € 538 million for the same period in 2016.

Restructuring

Restructuring forms part of the Group’s multi-year strategy outlined in October 2015, as well as our new strategic measures and targets announced in March 2017. These new actions include initiatives to reorganize our businesses into three divisions, reposition Deutsche AM through a minority IPO and extension of our cost restructuring program – with the aim of strengthening our businesses to achieve growth and reduce adjusted costs to approximately € 22 billion in 2018 and approximately € 21 billion by 2021.

Restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate.

Net restructuring expense by division

	Three months ended
in € m.	Mar 31, 2017	Mar 31, 2016
Global Markets	(25)	(71)

Corporate & Investment Banking	(7)	(73)

Private, Wealth & Commercial Clients	48	(56)

Deutsche Asset Management	(2)	(6)

Non-Core Operations Unit	0	(5)

Total Net Restructuring Charges	14	(211)

Net restructuring expense by type

	Three months ended
in € m.	Mar 31, 2017	Mar 31, 2016
Restructuring – Staff related thereof:	9	(211)
Termination Payments	16	(196)
Retention Acceleration	(6)	(13)
Social Security	0	(2)

Restructuring – Non Staff related [1]	4	0

Total net restructuring Charges	14	(211)

[1]	Contract costs, mainly related to real estate and technology.

Provisions for restructuring amounted to € 506 million and € 741 million as of March 31, 2017 and December 31, 2016, respectively. The majority of the current provisions for restructuring should be utilized in the next two years.

During the three months ended March 31, 2017, 578 full-time equivalent staff were reduced as part of our restructuring program. These reductions were identified within:

Three months ended
Mar 31, 2017

Global Markets	176

Corporate & Investment Banking	12

Private, Wealth & Commercial Clients	288

Deutsche Asset Management	8

Infrastructure/Regional Management	95

Total full-time equivalent staff	578

63	Deutsche Bank Interim Report as of March 31, 2017	Information on the Consolidated Balance Sheet (unaudited) Financial Assets Available for Sale

Effective Tax Rate

2017 to 2016 Three Months Comparison

Income tax expense in the current quarter was € 303 million (first quarter of 2016: € 343 million). The effective tax rate in the current quarter was 35%. The prior year’s quarter effective tax rate of 59 % was largely attributable to tax effects related to share-based payments and our investment in Hua Xia Bank Co. Ltd.

Information on the Consolidated Balance Sheet (unaudited)

Financial Assets/Liabilities at Fair Value through

Profit or Loss

in € m.	Mar 31, 2017	Dec 31, 2016

Financial assets classified as held for trading:
Trading assets:
Trading securities	175,819	156,926
Other trading assets [1]	14,107	14,117

Total trading assets	189,926	171,044

Positive market values from derivative financial instruments	421,218	485,150

Total financial assets classified as held for trading	611,144	656,194

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	60,146	47,404
Securities borrowed	22,596	21,136
Loans	6,362	7,505
Other financial assets designated at fair value through profit or loss	10,950	11,541

Total financial assets designated at fair value through profit or loss	100,054	87,587

Total financial assets at fair value through profit or loss	711,198	743,781

[1]	Includes traded loans of € 13.0 billion and € 13.2 billion at March 31, 2017 and December 31, 2016, respectively.

in € m.	Mar 31, 2017	Dec 31, 2016

Financial liabilities classified as held for trading:
Trading liabilities:
Trading securities	72,677	56,592
Other trading liabilities	623	437

Total trading liabilities	73,300	57,029

Negative market values from derivative financial instruments	399,062	463,858

Total financial liabilities classified as held for trading	472,362	520,887

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	54,839	50,397
Loan commitments	29	40
Long-term debt	6,848	6,473
Other financial liabilities designated at fair value through profit or loss	4,083	3,582

Total financial liabilities designated at fair value through profit or loss	65,799	60,492

Investment contract liabilities [1]	607	592

Total financial liabilities at fair value through profit or loss	538,768	581,971

[1]	These are investment contracts where the policy terms and conditions result in their redemption values equaling fair values.

Financial Assets Available for Sale

in € m.	Mar 31, 2017	Dec 31, 2016

Debt securities	50,806	51,516

Equity securities	1,088	1,149

Other equity interests	797	804

Loans	2,514	2,759

Total financial assets available for sale	55,204	56,228

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	64
Interim Report as of March 31, 2017

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Under the amendments to IAS 39 and IFRS 7, issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter of 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. No reclassifications have been made since the first quarter 2009.

The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future, rather than to exit or trade in the short term. The reclassifications were made at the fair value of the assets at the reclassification date.

Reclassified Financial Assets

in € bn. (unless stated otherwise)	Trading assets reclassified to loans	Financial assets available for sale reclassified to loans

Carrying value at reclassification date	26.6	11.4

Unrealized fair value losses in accumulated other comprehensive income	0.0	(1.1)

Effective interest rates at reclassification date:
Upper range	13.1%	9.9%
Lower range	2.8%	3.9%

Expected recoverable cash flows at reclassification date	39.6	17.6

Carrying values and fair values by asset type of assets reclassified in 2008 and 2009

	Mar 31, 2017		Dec 31, 2016

in € m.	Carrying value	Fair value	Carrying value	Fair value

Trading assets reclassified to loans:
Securitization assets	340	248	340	260
Debt securities	0	0	0	0
Loans	174	154	174	154

Total trading assets reclassified to loans	514	403	514	414

Financial assets available for sale reclassified to loans:
Securitization assets	70	70	105	105
Debt securities	0	0	0	0

Total financial assets available for sale reclassified to loans	70	70	105	105

Total financial assets reclassified to loans	583	472	619	519

For the three months ending March 31, 2017, the carrying value of reclassified assets was further reduced by € 36 million on account of redemptions.

Unrealized fair value gains (losses) that would have been recognized in profit or loss and net gains (losses) that would have been recognized in other comprehensive income if the reclassifications had not been made

	Three months ended
in € m.	Mar 31, 2017	Mar 31, 2016

Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	(11)	(40)

Impairment (losses) on the reclassified financial assets available for sale which were impaired	0	(42)

Net gains (losses) recognized in other comprehensive income representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	0	(27)

Pre-tax contribution of all reclassified assets to the income statement

	Three months ended
in € m.	Mar 31, 2017	Mar 31, 2016

Interest income	2	10

Provision for credit losses	0	(72)

Other income [1]	0	20

Income (loss) before income taxes on reclassified trading assets	2	(41)

Interest income	0	4

Provision for credit losses	0	3

Other income [1]	0	(1)

Income (loss) before income taxes on reclassified financial assets available for sale	0	6

[1]	Relates to gains and losses from the sale of reclassified assets.

65	Deutsche Bank Interim Report as of March 31, 2017	Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value

Securities Held to Maturity

In the first quarter of 2016, the Group began to use the Held to Maturity category to more appropriately present income and capital volatility in the firm’s banking book. In addition to managing the firm’s existing banking book exposure to interest rates, this accounting classification will support certain of the Group’s asset liability management objectives, e.g. maturity transformation.

The Group reclassified € 3.2 billion of securities held Available for Sale to Held to Maturity investments effective January 4, 2016. All reclassified assets are high quality Government, supranational and agency bonds and are managed by Group Treasury as part of the Group’s Strategic Liquidity Reserve.

Carrying values and fair values of financial assets reclassified from Available for Sale to Held to Maturity

	Mar 31, 2017		Dec 31, 2016
in € m.	Carrying value (CV)	Fair Value (FV)	Carrying value (CV)	Fair Value (FV)
Debt securities reclassified:
G7 Government bonds	427	442	428	446
Other Government, supranational and agency bonds	2,770	2,837	2,778	2,859

Total financial assets reclassified to Held-to-Maturity	3,197	3,279	3,206	3,305

Financial Instruments carried at Fair Value

Fair Value Hierarchy

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

Level 1 – Instruments valued using quoted prices in active markets are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group’s inventory.

These include: government bonds, exchange-traded derivatives and equity securities traded on active, liquid exchanges.

Level 2 – Instruments valued with valuation techniques using observable market data are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.

These include: many OTC derivatives; many investment-grade listed credit bonds; some CDS; many collateralized debt obligations (CDO); and many less-liquid equities.

Level 3 – Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

These include: more-complex OTC derivatives; distressed debt; highly-structured bonds; illiquid asset-backed securities (ABS); illiquid CDO’s (cash and synthetic); monoline exposures; some private equity placements; many commercial real estate (CRE) loans; illiquid loans; and some municipal bonds.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	66
Interim Report as of March 31, 2017

Carrying value of the financial instruments held at fair value1

	Mar 31, 2017			Dec 31, 2016
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:
Trading assets	102,416	76,677	10,833	89,943	70,415	10,686
Trading securities	102,118	68,311	5,390	89,694	62,220	5,012
Other trading assets	298	8,366	5,443	248	8,195	5,674
Positive market values from derivative financial instruments	15,194	396,627	9,396	13,773	461,579	9,798
Financial assets designated at fair value through profit or loss	9,216	89,401	1,437	10,118	75,867	1,601
Financial assets available for sale	27,446	23,564	4,195	28,695	23,380	4,153
Other financial assets at fair value	28	3,288 [2]	28	28	3,618 [2]	33

Total financial assets held at fair value	154,300	589,557	25,889	142,558	634,860	26,271

Financial liabilities held at fair value:
Trading liabilities	56,256	16,923	121	41,664	15,311	52
Trading securities	56,255	16,301	121	41,664	14,874	52
Other trading liabilities	1	621	0	0	437	0
Negative market values from derivative financial instruments	14,586	377,244	7,232	13,616	441,386	8,857
Financial liabilities designated at fair value through profit or loss	4	63,598	2,197	4	58,259	2,229
Investment contract liabilities [3]	0	607	0	0	592	0
Other financial liabilities at fair value	0	3,954 [2]	(436) [4]	0	4,647 [2]	(848) [4]

Total financial liabilities held at fair value	70,846	462,327	9,115	55,283	520,195	10,290

[1]	Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of the Annual Report 2016.
[2]	Predominantly relates to derivatives qualifying for hedge accounting.
[3]	These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 42 “Insurance and Investment Contracts” of the Annual Report 2016 for more detail on these contracts.
[4]	Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

Valuation Techniques

The following is an explanation of the valuation techniques used in establishing the fair value of the different types of financial instruments that the Group trades.

Sovereign, Quasi-sovereign and Corporate Debt and Equity Securities – Where there are no recent transactions then fair value may be determined from the last market price adjusted for all changes in risks and information since that date. Where a close proxy instrument is quoted in an active market then fair value is determined by adjusting the proxy value for differences in the risk profile of the instruments. Where close proxies are not available then fair value is estimated using more complex modeling techniques. These techniques include discounted cash flow models using current market rates for credit, interest, liquidity and other risks. For equity securities modeling techniques may also include those based on earnings multiples.

Mortgage- and Other Asset-Backed Securities (MBS/ABS) include residential and commercial MBS and other ABS including CDOs. ABS have specific characteristics as they have different underlying assets and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves ABS, as is the case with many of the CDO instruments.

Where no reliable external pricing is available, ABS are valued, where applicable, using either relative value analysis which is performed based on similar transactions observable in the market, or industry standard valuation models incorporating available observable inputs. The industry standard external models calculate principal and interest payments for a given deal based on assumptions that can be independently price tested. The inputs include prepayment speeds, loss assumptions (timing and severity) and a discount rate (spread, yield or discount margin). These inputs/assumptions are derived from actual transactions, external market research and market indices where appropriate.

67	Deutsche Bank Interim Report as of March 31, 2017	Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value

Loans – For certain loans fair value may be determined from the market price on a recently occurring transaction adjusted for all changes in risks and information since that transaction date. Where there are no recent market transactions then broker quotes, consensus pricing, proxy instruments or discounted cash flow models are used to determine fair value. Discounted cash flow models incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or CDS markets, where available and appropriate.

Leveraged loans can have transaction-specific characteristics which can limit the relevance of market-observed transactions. Where similar transactions exist for which observable quotes are available from external pricing services then this information is used with appropriate adjustments to reflect the transaction differences. When no similar transactions exist, a discounted cash flow valuation technique is used with credit spreads derived from the appropriate leveraged loan index, incorporating the industry classification, subordination of the loan, and any other relevant information on the loan and loan counterparty.

Over-The-Counter Derivative Financial Instruments – Market standard transactions in liquid trading markets, such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices are valued using market standard models and quoted parameter inputs. Parameter inputs are obtained from pricing services, consensus pricing services and recently occurring transactions in active markets wherever possible.

More complex instruments are modeled using more sophisticated modeling techniques specific for the instrument and are calibrated to available market prices. Where the model output value does not calibrate to a relevant market reference then valuation adjustments are made to the model output value to adjust for any difference. In less active markets, data is obtained from less frequent market transactions, broker quotes and through extrapolation and interpolation techniques. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions.

Financial Liabilities Designated at Fair Value through Profit or Loss under the Fair Value Option – The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group’s credit risk relevant for that financial liability. The financial liabilities include structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles, which may not be quoted in an active market. The fair value of these financial liabilities is determined by discounting the contractual cash flows using the relevant credit-adjusted yield curve. The market risk parameters are valued consistently to similar instruments held as assets, for example, any derivatives embedded within the structured notes are valued using the same methodology discussed in the “Over-The-Counter Derivative Financial Instruments” section above.

Where the financial liabilities designated at fair value through profit or loss under the fair value option are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.

Investment Contract Liabilities – Assets which are linked to the investment contract liabilities are owned by the Group. The investment contract obliges the Group to use these assets to settle these liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).

Analysis of Financial Instruments with Fair Value Derived from Valuation

Techniques Containing Significant Unobservable Parameters (Level 3)

Some of the instruments in level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented as gross assets and liabilities.

Trading Securities – Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential MBS, collateralized debt obligation securities and other ABS are reported here. The increase in the period was mainly due to transfers between levels 2 and 3 and purchases offset by sales and settlements.

Positive and Negative Market Values from Derivative Instruments categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters may include certain correlations, certain longer-term volatilities, certain prepayment rates, credit spreads and other transaction-specific parameters.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	68
Interim Report as of March 31, 2017

Level 3 derivatives include certain options where the volatility is unobservable; certain basket options in which the correlations between the referenced underlying assets are unobservable; longer-term interest rate option derivatives; multi-currency foreign exchange derivatives; and certain credit default swaps for which the credit spread is not observable. The decrease in the period is driven by losses as well as settlements and transfers between level 2 and 3.

Other Trading Instruments classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. Level 3 loans comprise illiquid leveraged loans and illiquid residential and commercial mortgage loans. The decrease in the period refers to sales and settlements partially offset by purchases, issuances and transfers between level 2 and 3.

Financial Assets/Liabilities designated at Fair Value through Profit or Loss – Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option are categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the third level of the hierarchy because the utilization in the event of the default parameter is significant and unobservable.

In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. The decrease in assets during the period is primarily due to settlements. Liabilities decreased due to settlements and transfers between levels 2 and 3 partially offset by issuance.

Financial Assets Available for Sale include non-performing loan portfolios where there is no trading intent and unlisted equity instruments where there is no close proxy and the market is very illiquid. Assets marginally increased due to gains and transfers between levels 2 and 3 offset by settlements.

69	Deutsche Bank Interim Report as of March 31, 2017	Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value

Reconciliation of financial instruments classified in Level 3

	Mar 31, 2017
in € m.	Balance, beginning of year	Changes in the group of consoli- dated com- panies	Total gains/ losses [1]	Purchases	Sales	Issu- ances [2]	Settle- ments [3]	Transfers into Level 3 [4]	Transfers out of Level 3 [4]	Balance, end of period
Financial assets held at fair value:
Trading securities	5,012	0	132	401	(700)	0	(159)	1,252	(547)	5,390

Positive market values from derivative financial instruments	9,798	0	(239)	0	0	0	(77)	1,428	(1,513)	9,396

Other trading assets	5,674	(7)	(89)	580	(745)	249	(376)	800	(642)	5,443

Financial assets designated at fair value through profit or loss	1,601	0	(3)	87	(37)	70	(249)	35	(67)	1,437

Financial assets available for sale	4,153	0	126 [5]	18	(24)	0	(333)	279	(25)	4,195

Other financial assets at fair value	33	0	(6)	0	0	0	0	0	0	28

Total financial assets held at fair value	26,271	(7)	(80) [6,7]	1,086	(1,506)	319	(1,195)	3,793	(2,793)	25,889

Financial liabilities held at fair value:
Trading securities	52	0	(6)	0	0	0	(9)	83	0	121

Negative market values from derivative financial instruments	8,857	0	135	0	0	0	(602)	554	(1,711)	7,232

Other trading liabilities	0	0	(0)	0	0	0	0	0	0	0

Financial liabilities designated at fair value through profit or loss	2,229	(7)	64	0	0	312	(104)	82	(379)	2,197

Other financial liabilities at fair value	(848)	0	53	0	0	0	23	(22)	359	(436)

Total financial liabilities held at fair value	10,290	(7)	246 [6,7]	0	0	312	(692)	698	(1,732)	9,115

[1]	Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.
[2]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3]	Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.
[4]	Transfers in and transfers out of level 3 are related to changes in observability of input parameters. During the period they are recorded at their fair value at the beginning of year. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they have been transferred out at the beginning of the year.
[5]	Total gains and losses on financial assets available for sale include a gain of € 9 million recognized in other comprehensive income, net of tax, and a gain of € 20 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.
[6]	This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a gain of € 30 million and for total financial liabilities held at fair value this is a gain of € 7 million. The effect of exchange rate changes is reported in accumulated other comprehensive income, net of tax.
[7]	For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	70
Interim Report as of March 31, 2017

	Mar 31, 2016
in € m.	Balance, beginning of year	Changes in the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issu- ances [2]	Settle- ments [3]	Transfers into Level 3 [4]	Transfers out of Level 3 [4]	Balance, end of period
Financial assets held at fair value:
Trading securities	6,669	0	(189)	441	(583)	0	(341)	935	(412)	6,521

Positive market values from derivative financial instruments	9,445	0	475	0	0	0	(409)	748	(659)	9,599

Other trading assets	6,082	0	(122)	1,132	(946)	13	(562)	1,053	(458)	6,193

Financial assets designated at fair value through profit or loss	4,478	0	(78)	0	(50)	39	(478)	42	(204)	3,748

Financial assets available for sale	4,874	0	(52) [5]	485	(249)	0	(270)	127	(38)	4,877

Other financial assets at fair value	0	0	0	0	0	0	0	28	0	28

Total financial assets held at fair value	31,549	0	33 [6,7]	2,058	(1,828)	52	(2,060)	2,933	(1,771)	30,966

Financial liabilities held at fair value:
Trading securities	18	0	0	0	0	0	7	0	0	26

Negative market values from derivative financial instruments	7,879	0	(291)	0	0	0	(591)	954	(585)	7,366

Other trading liabilities	0	0	0	0	0	0	0	0	0	0

Financial liabilities designated at fair value through profit or loss	3,053	0	(199)	0	0	567	(194)	79	(269)	3,038

Other financial liabilities at fair value	(1,146)	0	55	0	0	0	1	(7)	198	(898)

Total financial liabilities held at fair value	9,805	0	(434) [6,7]	0	0	567	(776)	1,026	(656)	9,531

[1]	Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.
[2]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3]	Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.
[4]	Transfers in and transfers out of level 3 are related to changes in observability of input parameters. During the period they are recorded at their fair value at the beginning of year. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they have been transferred out at the beginning of the year.
[5]	Total gains and losses on financial assets available for sale include a loss of € 15 million recognized in other comprehensive income, net of tax, and a gain of € 2 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.
[6]	This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a loss of € 196 million and for total financial liabilities held at fair value this is a gain of € 103 million. The effect of exchange rate changes is reported in accumulated other comprehensive income, net of tax.
[7]	For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.

71	Deutsche Bank IInterim Report as of March 31, 2017	Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value

Sensitivity Analysis of Unobservable Parameters

Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group’s approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives then as of March 31, 2017 it could have increased fair value by as much as € 1.7 billion or decreased fair value by as much as € 1.1 billion. As of December 31, 2016 it could have increased fair value by as much as € 1.8 billion or decreased fair value by as much as € 1.0 billion.

The changes in sensitive amounts from December 31, 2016 to March 31, 2017 showed asymmetrical moves, with a decrease in the positive fair value movement and an increase in the negative fair value movement from using reasonable possible alternatives. Neither of these moves were significantly material on an overall basis. The reduction in positive fair value movement was € 40 million (2.3 % in relative terms) and largely moved in line with the overall Level 3 balance (e.g. Level 3 Assets reduced by 1.5 % in the quarter). The increase in negative fair value movement was € 38 million and is a net impact of several cumulative idiosyncratic factors, for example exposure changes, fair value adjustment moves and market data moves impacting the Prudent Valuation calculations.

Our sensitivity calculation of unobservable parameters for Level 3 aligns to the approach used to assess valuation uncertainty for Prudent Valuation purposes. Prudent Valuation is a capital requirement for assets held at fair value. It provides a mechanism for quantifying and capitalising valuation uncertainty in accordance with the European Commission Delegated Regulation (EU) 2016/101, which supplements Article 34 of Regulation (EU) No. 575/2013 (CRR), requiring institutions to apply a deduction from CET 1 the amount of any additional value adjustments on all assets measured at fair value calculated in accordance with Article 105(14). This utilises exit price analysis performed for the relevant as-sets and liabilities in the Prudent Valuation assessment. The downside sensitivity may be limited in some cases where the fair value is already demonstrably prudent.

This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives. Hence, the estimates disclosed above are likely to be greater than the true uncertainty in fair value at the balance sheet date. Furthermore, the disclosure is neither predictive nor indicative of future movements in fair value.

For many of the financial instruments considered here, in particular derivatives, unobservable input parameters represent only a subset of the parameters required to price the financial instrument, the remainder being observable. Hence for these instruments the overall impact of moving the unobservable input parameters to the extremes of their ranges might be relatively small compared with the total fair value of the financial instrument. For other instruments, fair value is determined based on the price of the entire instrument, for example, by adjusting the fair value of a reasonable proxy instrument. In addition, all financial instruments are already carried at fair values which are inclusive of valuation adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.

Breakdown of the sensitivity analysis by type of instrument1

	Mar 31, 2017		Dec 31, 2016
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Securities:
Debt securities	189	107	213	137
Commercial mortgage-backed securities	10	9	13	12
Mortgage and other asset-backed securities	25	22	46	40
Corporate, sovereign and other debt securities	154	76	154	85
Equity securities	94	72	116	68

Derivatives:
Credit	195	148	238	158
Equity	215	161	209	150
Interest related	384	174	429	187
Foreign exchange	19	11	32	21
Other	170	112	143	92

Loans:
Loans	451	293	377	227
Loan commitments	0	0	0	0

Other	0	0	0	0

Total	1,718	1,078	1,758	1,040

[1]	Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	72
Interim Report as of March 31, 2017

Quantitative Information about the Sensitivity of

Significant Unobservable Inputs

The behavior of the unobservable parameters on Level 3 fair value measurement is not necessarily independent, and dynamic relationships often exist between the other unobservable parameters and the observable parameters. Such relationships, where material to the fair value of a given instrument, are explicitly captured via correlation parameters, or are otherwise controlled via pricing models or valuation techniques. Frequently, where a valuation technique utilizes more than one input, the choice of a certain input will bound the range of possible values for other inputs. In addition, broader market factors (such as interest rates, equity, credit or commodity indices or foreign exchange rates) can also have effects.

The range of values shown below represents the highest and lowest inputs used to value the significant exposures within Level 3. The diversity of financial instruments that make up the disclosure is significant and therefore the ranges of certain parameters can be large. For example, the range of credit spreads on mortgage backed securities represents performing, more liquid positions with lower spreads then the less liquid, non-performing positions which will have higher credit spreads. As Level 3 contains the less liquid fair value instruments, the wide ranges of parameters seen is to be expected, as there is a high degree of pricing differentiation within each exposure type to capture the relevant market dynamics. There follows a brief description of each of the principle parameter types, along with a commentary on significant interrelationships between them.

Credit Parameters are used to assess the creditworthiness of an exposure, by enabling the probability of default and resulting losses of a default to be represented. The credit spread is the primary reflection of creditworthiness, and represents the premium or yield return above the benchmark reference instrument (typically LIBOR, or relevant Treasury Instrument, depending upon the asset being assessed), that a bond holder would require to allow for the credit quality difference between that entity and the reference benchmark. Higher credit spreads will indicate lower credit quality, and lead to a lower value for a given bond, or other loan-asset that is to be repaid to the Bank by the borrower. Recovery Rates represent an estimate of the amount a lender would receive in the case of a default of a loan, or a bond holder would receive in the case of default of the bond. Higher recovery rates will give a higher valuation for a given bond position, if other parameters are held constant. Constant Default Rate (CDR) and Constant Prepayment Rate (CPR) allow more complex loan and debt assets to be assessed, as these parameters estimate the ongoing defaults arising on scheduled repayments and coupons, or whether the borrower is making additional (usually voluntary) prepayments. These parameters are particularly relevant when forming a fair value opinion for mortgage or other types of lending, where repayments are delivered by the borrower through time, or where the borrower may pre-pay the loan (seen for example in some residential mortgages). Higher CDR will lead to lower valuation of a given loan or mortgage as the lender will ultimately receive less cash.

Interest rates, credit spreads, inflation rates, foreign exchange rates and equity prices are referenced in some option instruments, or other complex derivatives, where the payoff a holder of the derivative will receive is dependent upon the behavior of these underlying references through time. Volatility parameters describe key attributes of option behavior by enabling the variability of returns of the underlying instrument to be assessed. This volatility is a measure of probability, with higher volatilities denoting higher probabilities of a particular outcome occurring. The underlying references (interest rates, credit spreads etc.) have an effect on the valuation of options, by describing the size of the return that can be expected from the option. Therefore the value of a given option is dependent upon the value of the underlying instrument, and the volatility of that instrument, representing the size of the payoff, and the probability of that payoff occurring. Where volatilities are high, the option holder will see a higher option value as there is greater probability of positive returns. A higher option value will also occur where the payoff described by the option is significant.

Correlations are used to describe influential relationships between underlying references where a derivative or other instrument has more than one underlying reference. Behind some of these relationships, for example commodity correlation and interest rate-foreign exchange correlations, typically lie macroeconomic factors such as the impact of global demand on groups of commodities, or the pricing parity effect of interest rates on foreign exchange rates. More specific relationships can exist between credit references or equity stocks in the case of credit derivatives and equity basket derivatives, for example. Credit correlations are used to estimate the relationship between the credit performance of a range of credit names, and stock correlations are used to estimate the relationship between the returns of a range of equities. A derivative with a correlation exposure will be either long- or short-correlation. A high correlation suggests a strong relationship between the underlying references is in force, and this will lead to an increase in value of a long-correlation derivative. Negative correlations suggest that the relationship between underlying references is opposing, i.e., an increase in price of one underlying reference will lead to a reduction in the price of the other.

An EBITDA (‘earnings before interest, tax, depreciation and amortization’) multiple approach can be used in the valuation of less liquid securities. Under this approach the enterprise value (‘EV’) of an entity can be estimated via identifying the ratio of the EV to EBITDA of a comparable observable entity and applying this ratio to the EBITDA of the entity for which a valuation is being estimated. Under this approach a liquidity adjustment is often applied due to the difference in liquidity between the generally listed comparable used and the company under valuation. A higher EV/EBITDA multiple will result in a higher fair value.

73	Deutsche Bank Interim Report as of March 31, 2017	Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value

Financial instruments classified in Level 3 and quantitative information about unobservable inputs

	Mar 31, 2017
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s) [1]	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:
Mortgage- and other asset-backed securities held for trading:
Commercial mortgage-backed securities	263	0	Price based	Price	0%	103%
			Discounted cash flow	Credit spread (bps)	135	2,510
Mortgage- and other asset-backed securities	885	0	Price based	Price	0%	110%
			Discounted cash flow	Credit spread (bps)	70	2,000
				Recovery rate	0%	100%
				Constant default rate	0%	17%
				Constant prepayment rate	0%	29%

Total mortgage- and other asset-backed securities	1,148	0

Debt securities and other debt obligations	4,474	1,982	Price based	Price	0%	176%
Held for trading	3,978	121	Discounted cash flow	Credit spread (bps)	21	463
Corporate, sovereign and other debt securities	3,978
Available-for-sale	496
Designated at fair value	0	1,861

Equity securities	958	0	Market approach	Price per net asset value	60%	100%
Held for trading	264	0		Enterprise value/EBITDA (multiple)	1	13
Available-for-sale	665		Discounted cash flow	Weighted average cost capital	8%	17%
Designated at fair value	29

Loans	7,232	0	Price based	Price	0%	225%
Held for trading	4,225	0	Discounted cash flow	Credit spread (bps)	171	4,612
Designated at fair value	853			Constant default rate	0%	24%
Available-for-sale	2,155			Recovery rate	25%	80%

Loan commitments	0	29	Discounted cash flow	Credit spread (bps)	7	423
				Recovery rate	37%	93%
			Loan pricing model	Utilization	0%	100%

Other financial instruments	2,680 [2]	308 [3]	Discounted cash flow	IRR	3%	24%
				Repo rate (bps.)	183	215

Total non-derivative financial instruments held at fair value	16,493	2,319

[1]	Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
[2]	Other financial assets include € 1.2 billion of other trading assets, € 555 million of other financial assets designated at fair value and € 879 million other financial assets available for sale.
[3]	Other financial liabilities include € 256 million of securities sold under repurchase agreements designated at fair value and € 51 million of other financial liabilities designated at fair value.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	74
Interim Report as of March 31, 2017

	Dec 31, 2016
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s) [1]	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:
Mortgage- and other asset-backed securities held for trading:
Commercial mortgage-backed securities	294	0	Price based	Price	0%	103%
			Discounted cash flow	Credit spread (bps)	119	2,000
Mortgage- and other asset-backed securities	1,071	0	Price based	Price	0%	110%
			Discounted cash flow	Credit spread (bps)	105	2,000
				Recovery rate	0%	100%
				Constant default rate	0%	18%
				Constant prepayment rate	0%	29%

Total mortgage- and other asset-backed securities	1,365	0

Debt securities and other debt obligations	3,626	1,757	Price based	Price	0%	169%
Held for trading	3,373	52	Discounted cash flow	Credit spread (bps)	26	882
Corporate, sovereign and other debt securities	3,373
Available-for-sale	253
Designated at fair value	0	1,705

Equity securities	937	0	Market approach	Price per net asset value	60%	100%
Held for trading	274	0		Enterprise value/EBITDA (multiple)	1	12
Available-for-sale	633		Discounted cash flow	Weighted average cost capital	8%	22%
Designated at fair value	30

Loans	7,571	0	Price based	Price	0%	180%
Held for trading	4,105	0	Discounted cash flow	Credit spread (bps)	180	4,612
Designated at fair value	980			Constant default rate	0%	24%
Available-for-sale	2,486			Recovery rate	25%	80%

Loan commitments	0	40	Discounted cash flow	Credit spread (bps)	0	481
				Recovery rate	30%	99%
			Loan pricing model	Utilization	0%	100%

Other financial instruments	2,974 [2]	485 [3]	Discounted cash flow	IRR	3%	24%
				Repo rate (bps)	178	214

Total non-derivative financial instruments held at fair value	16,474	2,282

[1]	Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
[2]	Other financial assets include € 1.6 billion of other trading assets, € 592 million of other financial assets designated at fair value and € 780 million other financial assets available for sale.
[3]	Other financial liabilities include € 444 million of securities sold under repurchase agreements designated at fair value and € 41 million of other financial liabilities designated at fair value.

75	Deutsche Bank Interim Report as of March 31, 2017	Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value

Mar 31, 2017
Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	5,232	2,774	Discounted cash flow	Swap rate (bps)	(77)	1,242
				Inflation swap rate	(1) %	7%
				Constant default rate	0%	16%
				Constant prepayment rate	0%	18%
			Option pricing model	Inflation volatility	0%	5%
				Interest rate volatility	0%	110%
				IR - IR correlation	(12) %	100%
				Hybrid correlation	(50) %	93%
Credit derivatives	896	1,138	Discounted cash flow	Credit spread (bps)	3	8,230
				Recovery rate	0%	100%
			Correlation pricing model	Credit correlation	28%	90%
Equity derivatives	1,287	1,746	Option pricing model	Stock volatility	11%	99%
				Index volatility	10%	40%
				Index - index correlation	0%	0%
				Stock - stock correlation	5%	91%
				Stock Forwards	0%	25%
				Index Forwards	0%	100%
FX derivatives	1,572	1,218	Option pricing model	Volatility	(7) %	32%
Other derivatives	409	(81) [1]	Discounted cash flow	Credit spread (bps)	–	–
			Option pricing model	Index volatility	0%	75%
				Commodity correlation	10%	85%

Total market values from derivative financial instruments	9,396	6,796

[1]	Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Dec 31, 2016
Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	5,587	3,446	Discounted cash flow	Swap rate (bps)	(0)	2,309
				Inflation swap rate	(1) %	16%
				Constant default rate	0%	15%
				Constant prepayment rate	0%	19%
			Option pricing model	Inflation volatility	0%	5%
				Interest rate volatility	0%	123%
				IR - IR correlation	(12) %	99%
				Hybrid correlation	(50) %	93%
Credit derivatives	829	1,126	Discounted cash flow	Credit spread (bps)	0	8,427
				Recovery rate	0%	100%
			Correlation pricing model	Credit correlation	13%	85%
Equity derivatives	1,142	2,098	Option pricing model	Stock volatility	10%	67%
				Index volatility	10%	44%
				Index - index correlation	73%	88%
				Stock - stock correlation	8%	88%
				Stock Forwards	0%	8%
				Index Forwards	0%	20%
FX derivatives	1,654	1,780	Option pricing model	Volatility	(8) %	39%
Other derivatives	586	(441) [1]	Discounted cash flow	Credit spread (bps)	–	–
			Option pricing model	Index volatility	5%	110%
				Commodity correlation	(21) %	85%

Total market values from derivativefinancial instruments	9,798	8,008

[1]	Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	76
Interim Report as of March 31, 2017

Unrealized Gains or Losses on Level 3 Instruments held or in Issue at the Reporting Date

The unrealized gains or losses on Level 3 Instruments are not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the level 3 classified instruments themselves held at the reporting date in accordance with IFRS 13. The unrealized gains and losses on level 3 instruments are included in both net interest income and net gains on financial assets/liabilities at fair value through profit or loss in the consolidated income statement.

	Three months ended
in € m.	Mar 31, 2017	Mar 31, 2016
Financial assets held at fair value:
Trading securities	321	(149)
Positive market values from derivative financial instruments	(84)	628
Other trading assets	50	(28)
Financial assets designated at fair value through profit or loss	(14)	(19)
Financial assets available for sale	47	33
Other financial assets at fair value	(5)	0

Total financial assets held at fair value	315	465

Financial liabilities held at fair value:
Trading securities	8	1
Negative market values from derivative financial instruments	(200)	274
Other trading liabilities	(0)	0
Financial liabilities designated at fair value through profit or loss	(37)	139
Other financial liabilities at fair value	(56)	(61)

Total financial liabilities held at fair value	(285)	353

Total	30	819

Recognition of Trade Date Profit

If there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the year-to-year movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.

in € m.	Mar 31, 2017	Mar 31, 2016
Balance, beginning of year	916	955

New trades during the period	60	58

Amortization	(87)	(113)

Matured trades	(41)	(30)

Subsequent move to observability	(30)	(65)

Exchange rate changes	5	(4)

Balance, end of period	824	802

77	Deutsche Bank Interim Report as of March 31, 2017	Information on the Consolidated Balance Sheet (unaudited) Offsetting Financial Assets and Financial Liabilities

Fair Value of Financial Instruments not carried at Fair Value

This section should be read in conjunction with Note 15 “Fair Value of Financial Instruments not carried at Fair Value” of the Group’s Annual Report 2016.

The valuation techniques used to establish fair value for the Group’s financial instruments which are not carried at fair value in the balance sheet are consistent with those outlined in Note 14 “Financial Instruments carried at Fair Value” of the Group’s Annual Report 2016. As described in section “Amendments to IAS 39 and IFRS 7, ‘Reclassification of Financial Assets’”, the Group reclassified certain eligible assets from the trading and available for sale classifications to loans. The Group continues to apply the relevant valuation techniques set out in Note 14 “Financial Instruments carried at Fair Value” of the Group’s Annual Report 2016 to the reclassified assets.

Other financial instruments not carried at fair value are not managed on a fair value basis, for example, retail loans and deposits and credit facilities extended to corporate clients. For these instruments fair values are calculated for disclosure purposes only and do not impact the balance sheet or income statement. Additionally, since the instruments generally do not trade there is significant management judgment required to determine these fair values.

Estimated fair value of financial instruments not carried at fair value on the balance sheet1

	Mar 31, 2017		Dec 31, 2016
in € m.	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and central bank balances	179,461	179,461	181,364	181,364
Interbank deposits (w/o central banks)	10,467	10,467	11,606	11,606
Central bank funds sold and securities purchased under resale agreements	14,058	14,058	16,287	16,287
Securities borrowed	24,907	24,907	20,081	20,081
Loans	409,352	408,892	408,909	407,834
Securities held to maturity	3,198	3,279	3,206	3,305
Other financial assets	122,466	122,450	112,479	112,468

Financial liabilities:
Deposits	555,440	555,699	550,204	550,402
Central bank funds purchased and securities sold under repurchase agreements	18,469	18,465	25,740	25,739
Securities loaned	4,508	4,508	3,598	3,598
Other short-term borrowings	20,109	20,096	17,295	17,289
Other financial liabilities	155,712	155,712	135,273	135,273
Long-term debt	172,964	173,734	172,316	171,178
Trust preferred securities	6,334	6,807	6,373	6,519

[1]	Amounts generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of the Group’s Annual Report 2016.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	78
IInterim Report as of March 31, 2017

Offsetting Financial Assets and Financial Liabilities

The Group is eligible to present certain financial assets and financial liabilities on a net basis on the balance sheet pursuant to criteria described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments” of the Group’s Annual Report 2016.

The following tables provide information on the impact of offsetting on the consolidated balance sheet, as well as the financial impact of netting for instruments subject to an enforceable master netting arrangement or similar agreement as well as available cash and financial instrument collateral.

Assets

	Mar 31, 2017
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral [1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	15,227	(4,145)	11,082	0	0	(11,072)	11
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	2,976	0	2,976	0	0	(2,612)	364

Securities borrowed (enforceable)	22,559	0	22,559	0	0	(21,633)	927
Securities borrowed (non-enforceable)	2,348	0	2,348	0	0	(2,295)	53

Financial assets at fair value through profit or loss
Trading assets	190,398	(472)	189,926	0	(128)	(575)	189,223
Positive market values from derivative financial instruments (enforceable)	516,978	(115,248)	401,730	(331,081)	(46,257)	(9,517)	14,875
Positive market values from derivative financial instruments (non-enforceable)	19,488	0	19,488	0	(2,084)	(1,534)	15,870
Financial assets designated at fair value through profit or loss (enforceable)	120,078	(52,601)	67,477	(2,256)	(839)	(60,370)	4,012
Financial assets designated at fair value through profit or loss (non-enforceable)	32,577	0	32,577	0	0	(21,472)	11,105

Total financial assets at fair value through profit or loss	879,519	(168,321)	711,198	(333,337)	(49,308)	(93,468)	235,085

Loans	409,352	0	409,352	0	(13,755)	(47,526)	348,070

Other assets	158,292	(24,224)	134,067	(35,342)	(624)	(86)	98,015
Thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	8,176	(5,008)	3,168	(2,409)	(623)	(86)	50

Remaining assets not subject to netting	271,174	0	271,174	0	(368)	(308)	270,497

Total assets	1,761,446	(196,690)	1,564,756	(368,679)	(64,056)	(179,001)	953,021

[1]	Excludes real estate and other non-financial instrument collateral.

Liabilities

	Mar 31, 2017
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	555,440	0	555,440	0	0	0	555,440

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	16,495	(4,145)	12,350	0	0	(12,350)	0
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	6,119	0	6,119	0	0	(5,575)	544

Securities loaned (enforceable)	4,253	0	4,253	0	0	(4,253)	0
Securities loaned (non-enforceable)	256	0	256	0	0	(144)	112

Financial liabilities at fair value through profit or loss
Trading liabilities	74,135	(835)	73,300	0	0	0	73,300
Negative market values from derivative financial instruments (enforceable)	494,755	(113,461)	381,294	(331,055)	(30,829)	(8,398)	11,011
Negative market values from derivative financial instruments (non-enforceable)	17,768	0	17,768	0	(2,104)	(942)	14,722
Financial liabilities designated at fair value through profit or loss (enforceable)	95,522	(51,022)	44,501	(2,256)	0	(42,245)	0
Financial liabilities designated at fair value through profit or loss (non-enforceable)	21,906	0	21,906	0	(9,902)	(11,758)	246

Total financial liabilities at fair value through profit or loss	704,086	(165,317)	538,768	(333,311)	(42,835)	(63,343)	99,279

Other liabilities	202,212	(27,227)	174,984	(50,775)	(1,072)	(292)	122,846
Thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	5,054	(1,129)	3,925	(2,435)	(976)	(292)	222

Remaining liabilities not subject to netting	207,734	0	207,734	0	0	0	207,734

Total liabilities	1,696,594	(196,690)	1,499,905	(384,086)	(43,907)	(85,957)	985,955

79	Deutsche Bank Interim Report as of March 31, 2017	Information on the Consolidated Balance Sheet (unaudited) Offsetting Financial Assets and Financial Liabilities

Assets

	Dec 31, 2016
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral [1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	17,755	(4,020)	13,735	0	0	(13,719)	16
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	2,552	0	2,552	0	0	(2,225)	327

Securities borrowed (enforceable)	18,470	0	18,470	0	0	(17,637)	832
Securities borrowed (non-enforceable)	1,611	0	1,611	0	0	(1,555)	56

Financial assets at fair value through profit or loss
Trading assets	171,520	(477)	171,044	0	(101)	(884)	170,059
Positive market values from derivative financial instruments (enforceable)	592,048	(126,523)	465,525	(386,727)	(51,790)	(9,349)	17,658
Positive market values from derivative financial instruments (non-enforceable)	19,625	0	19,625	0	(2,055)	(1,244)	16,327
Financial assets designated at fair value through profit or loss (enforceable)	95,802	(40,998)	54,804	(2,748)	(928)	(46,670)	4,457
Financial assets designated at fair value through profit or loss (non-enforceable)	32,783	0	32,783	0	0	(21,074)	11,709

Total financial assets at fair value through profit or loss	911,778	(167,998)	743,781	(389,475)	(54,874)	(79,221)	220,211

Loans	408,909	0	408,909	0	(13,039)	(47,703)	348,167

Other assets	153,732	(27,686)	126,045	(39,567)	(589)	(104)	85,786
Thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	8,830	(5,314)	3,516	(2,719)	(589)	(104)	104

Remaining assets not subject to netting	275,442	0	275,442	0	(423)	(307)	274,712

Total assets	1,790,249	(199,704)	1,590,546	(429,042)	(68,925)	(162,473)	930,106

[1]	Excludes real estate and other non-financial instrument collateral.

Liabilities

	Dec 31, 2016
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	550,204	0	550,204	0	0	0	550,204

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	21,209	(4,020)	17,189	0	0	(17,189)	0
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	8,551	0	8,551	0	0	(8,403)	149

Securities loaned (enforceable)	3,524	0	3,524	0	0	(3,524)	0
Securities loaned (non-enforceable)	75	0	75	0	0	(50)	25

Financial liabilities at fair value through profit or loss
Trading liabilities	57,902	(873)	57,029	0	0	0	57,029
Negative market values from derivative financial instruments (enforceable)	569,064	(124,325)	444,739	(386,612)	(35,124)	(9,325)	13,678
Negative market values from derivative financial instruments (non-enforceable)	19,119	0	19,119	0	(1,721)	(897)	16,501
Financial liabilities designated at fair value through profit or loss (enforceable)	82,421	(39,031)	43,390	(2,748)	0	(40,642)	0
Financial liabilities designated at fair value through profit or loss (non-enforceable)	17,694	0	17,694	0	(7,910)	(7,664)	2,120

Total financial liabilities at fair value through profit or loss	746,200	(164,228)	581,971	(389,360)	(44,755)	(58,528)	89,328

Other liabilities	186,896	(31,456)	155,440	(56,679)	(1,298)	0	97,463
Thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	5,793	(1,200)	4,593	(2,834)	(1,297)	0	463

Remaining liabilities not subject to netting	208,773	0	208,773	0	0	0	208,773

Total liabilities	1,725,431	(199,704)	1,525,727	(446,039)	(46,053)	(87,693)	945,942

Detailed information of what is presented in the individual columns are described in Note 19 “Offsetting Financial Assets and Financial Liabilities” of the Group’s Annual Report 2016.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	80
Interim Report as of March 31, 2017

Allowance for Credit Losses

	Three months ended Mar 31, 2017
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,071	2,475	4,546	162	183	346	4,892

Provision for credit losses	58	72	130	15	(11)	3	133
Thereof: (Gains)/Losses from disposal of impaired loans	(2)	2	0	0	0	0	0

Net charge-offs:	(154)	(227)	(382)	0	0	0	(382)
Charge-offs	(160)	(243)	(403)	0	0	0	(403)
Recoveries	6	16	22	0	0	0	22

Other changes	(17)	(2)	(19)	(0)	(1)	(1)	(21)

Balance, end of period	1,957	2,318	4,275	177	171	348	4,623

Changes compared to prior year

Provision for credit losses
In € m.	(127)	(34)	(162)	(3)	(6)	(9)	(171)
In %	(69)	(32)	(55)	(17)	129	(73)	(56)

Net charge-offs
In € m.	4	225	229	0	0	0	229
In %	(3)	(50)	(37)	0	0	0	(37)

	Three months ended Mar 31, 2016
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,252	2,776	5,028	144	168	312	5,340

Provision for credit losses	185	107	292	18	(5)	13	304
Thereof: (Gains)/Losses from disposal of impaired loans	(4)	(20)	(24)	0	0	0	(24)

Net charge-offs:	(158)	(452)	(610)	0	0	0	(610)
Charge-offs	(166)	(498)	(665)	0	0	0	(665)
Recoveries	8	46	55	0	0	0	55

Other changes	43	(109)	(66)	(0)	(5)	(6)	(71)

Balance, end of period	2,322	2,322	4,644	161	158	319	4,963

Changes compared to prior year

Provision for credit losses
In € m.	93	(12)	81	13	(7)	5	86
In %	102	(10)	39	248	(311)	73	40

Net charge-offs
In € m.	(56)	(352)	(408)	0	0	0	(408)
In %	54	354	202	0	0	0	202

Other Assets and Other Liabilities

Other Assets

in € m.	Mar 31, 2017	Dec 31, 2016
Brokerage and securities related receivables
Cash/margin receivables	48,483	57,924
Receivables from prime brokerage	11,095	9,859
Pending securities transactions past settlement date	5,311	6,409
Receivables from unsettled regular way trades	50,113	30,908

Total brokerage and securities related receivables	115,002	105,100

Accrued interest receivable	2,520	2,433

Assets held for sale	563	563

Other	15,982	17,950

Total other assets	134,067	126,045

81	Deutsche Bank Interim Report as of March 31, 2017	Information on the Consolidated Balance Sheet (unaudited) Provisions

Other Liabilities

in € m.	Mar 31, 2017	Dec 31, 2016
Brokerage and securities related payables
Cash/margin payables	62,559	70,706
Payables from prime brokerage	23,919	20,155
Pending securities transactions past settlement date	3,901	2,668
Payables from unsettled regular way trades	51,465	28,490

Total brokerage and securities related payables	141,844	122,019

Accrued interest payable	2,879	2,712

Liabilities held for sale	890	701

Other	29,371	30,008

Total other liabilities	174,984	155,440

Deposits

in € m.	Mar 31, 2017	Dec 31, 2016
Noninterest-bearing demand deposits	206,772	200,122

Interest-bearing deposits
Demand deposits	126,774	129,654
Time deposits	132,190	130,299
Savings deposits	89,704	90,129

Total interest-bearing deposits	348,669	350,082

Total deposits	555,440	550,204

Provisions

Movements by Class of Provisions

in € m.	Home Savings Business	Operational Risk	Civil Litigations	Regulatory Enforcement	Restructuring	Mortgage Repurchase Demands	Other [1]	Total
Balance as of January 1, 2017	1,059	309	2,014	5,607	741	164	735	10,629

Changes in the group of consolidated companies	0	0	0	0	0	0	(0)	0
New provisions	63	8	28	47	53	0	519	718
Amounts used	48	5	766	3,531	215	0	80	4,645
Unused amounts reversed	0	13	31	73	74	0	38	229
Effects from exchange rate fluctuations/Unwind of discount	0	(1)	(7)	(67)	1	(2)	0	(76)
Transfers	0	(2)	0	0	(1)	0	0	(3)
Other	0	0	0	0	0	0	0	0

Balance as of March 31, 2017	1,074	295	1,238	1,983	506	162	1,136	6,394

[1]	For the remaining portion of provisions as disclosed on the consolidated balance sheet, please see Note “Allowance for Credit Losses”, in which allowances for credit related off-balance sheet positions are disclosed.

Classes of Provisions

Home Savings provisions arise out of the home savings business of Deutsche Postbank Group and Deutsche Bank Bauspar-Aktiengesellschaft. In home savings, a customer enters into a building loan agreement, whereby the customer becomes entitled to borrow on a building loan once the customer has on deposit with the lending bank a targeted amount of money. In connection with the building loan agreement, arrangement fees are charged and interest is paid on deposited amounts at a rate that is typically lower than that paid on other bank deposits. In the event the customer determines not to make the borrowing, the customer becomes entitled to a retroactive interest bonus, reflecting the difference between the low contract savings interest rate and a fixed interest rate, currently substantially above market rate. The home savings provision relates to the potential interest bonus and arrangement fee reimbursement liability. The model for the calculation of the potential interest bonus liability includes parameters for the percentage of customer base impacted, applicable bonus rate, customer status and timing of payment. Other factors impacting the provision are available statistical data relating to customer behavior and the general environment likely to affect the business in the future.

Operational provisions arise out of operational risk and exclude civil litigation and regulatory enforcement provisions, which are presented as separate classes of provisions.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	82
Interim Report as of March 31, 2017

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The definition used for the purposes of determining operational provisions differs from the risk management definition, as it excludes risk of loss resulting from civil litigations or regulatory enforcement matters. For risk management purposes, operational risk includes legal risk, as payments to customers, counterparties and regulatory bodies in civil litigations or regulatory enforcement matters constitute loss events for operational shortcomings, but excludes business and reputational risk.

Civil Litigation provisions arise out of current or potential claims or proceedings alleging non-compliance with contractual or other legal or regulatory responsibilities, which have resulted or may result in demands from customers, counterparties or other parties in civil litigations.

Regulatory Enforcement provisions arise out of current or potential claims or proceedings alleging non-compliance with legal or regulatory responsibilities, which have resulted or may result in an assessment of fines or penalties by governmental regulatory agencies, self regulatory organizations or other enforcement authorities.

Restructuring provisions arise out of restructuring activities. The Group aims to enhance its long-term competitiveness through major reductions in costs, duplication and complexity in the years ahead. For details see Note 10 “Restructuring” in the Annual Report 2016.

Mortgage Repurchase Demands provisions arise out of Deutsche Bank’s U.S. residential mortgage loan business. From 2005 through 2008, as part of Deutsche Bank’s U.S. residential mortgage loan business, Deutsche Bank sold approximately U.S.$ 84 billion of private label securities and U.S.$ 71 billion of loans through whole loan sales. Deutsche Bank has been presented with demands to repurchase loans from purchasers, investors and financial insurers based on alleged material breaches of representations and warranties or to indemnify such persons with respect to losses allegedly caused thereby. Deutsche Bank’s general practice is to process valid repurchase demands that are presented in compliance with contractual rights.

As of March 31, 2017, Deutsche Bank has approximately U.S.$ 846 million of mortgage repurchase demands outstanding and not subject to agreements to rescind (based on original principal balance of the loans). These demands consist primarily of demands made in respect of private label securitizations by the trustees or servicers thereof. Against these outstanding demands, Deutsche Bank recorded provisions of U.S.$ 173 million (€ 162 million) as of March 31, 2017. Deutsche Bank is the beneficiary of indemnity agreements from the originators or sellers of certain of the mortgage loans subject to these demands, with respect to which Deutsche Bank has recognized receivables of U.S.$ 64 million (€ 60 million) as of March 31, 2017. The net provisions against these demands following deduction of such receivables were U.S.$ 109 million (€ 102 million) as of March 31, 2017.

As of March 31, 2017, Deutsche Bank has completed repurchases, obtained agreements to rescind, settled or rejected as untimely claims on loans with an original principal balance of approximately U.S.$ 8.8 billion. In connection with those repurchases, agreements and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S.$ 98.1 billion of loans sold by Deutsche Bank as described above.

Additional mortgage repurchase demands may be made in respect of mortgage loans that Deutsche Bank has sold, but Deutsche Bank cannot reliably estimate their timing or amount. On June 11, 2015, the New York Court of Appeals issued a ruling affirming dismissal of mortgage repurchase claims asserted in litigation relating to a residential mortgage-backed security issued by Deutsche Bank on the grounds that the action was not timely commenced. The Court held that the repurchase claims, which alleged breaches of contractual representations and warranties pertaining to the loans at issue, accrued as of the closing date of the securitization and, thus, were time-barred under New York’s six-year statute of limitations. This and related decisions could impact the extent to which future repurchase demands are made to Deutsche Bank and the likelihood of success of any such claims.

Deutsche Bank did not act as servicer for the loans sold to third parties as whole loans (which constitute almost half of all U.S. residential mortgage loans sold from 2005 through 2008) and, once sold, Deutsche Bank ceased to have access to information about their performance. While loan performance is publicly available on the mortgage loans that Deutsche Bank securitized, no direct correlation has been observed between their performance and repurchase demands received. Demands have been received on loans that have defaulted, as well as loans that are current and loans that have been repaid in full.

Other provisions include several specific items arising from a variety of different circumstances, including the provision for the reimbursement of loan processing fees, deferred sales commissions and provisions for bank levies.

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Provisions and Contingent Liabilities

The Group recognizes a provision for potential loss only when there is a present obligation arising from a past event that is probable to result in an economic outflow that can be reliably estimated. Where a reliable estimate cannot be made for such an obligation, no provision is recognized and the obligation is deemed a contingent liability. Contingent liabilities also include possible obligations for which the possibility of future economic outflow is more than remote but less than probable. Where a provision has been taken for a particular claim, no contingent liability is recorded; for matters or sets of matters consisting of more than one claim, however, provisions may be recorded for some claims, and contingent liabilities (or neither a provision nor a contingent liability) may be recorded for others.

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including the United States. In recent years, regulation and supervision in a number of areas have increased, and regulators, governmental bodies and others have sought to subject financial services providers to increasing oversight and scrutiny, which in turn has led to additional regulatory investigations and enforcement actions which are often followed by civil litigation. This trend has accelerated markedly as a result of the global financial crisis and the European sovereign debt crisis.

In determining for which of the claims the possibility of a loss is probable, or less than probable but more than remote, and then estimating the possible loss for those claims, the Group takes into consideration a number of factors, including but not limited to the nature of the claim and its underlying facts, the procedural posture and litigation history of each case, rulings by the courts or tribunals, the Group’s experience and the experience of others in similar cases (to the extent this is known to the Group), prior settlement discussions, settlements by others in similar cases (to the extent this is known to the Group), available indemnities and the opinions and views of legal counsel and other experts.

The provisions the Group has recognized for civil litigation and regulatory enforcement matters as of March 31, 2017 and December 31, 2016 are set forth in the table above. For some matters for which the Group believes an outflow of funds is probable, no provisions were recognized as the Group could not reliably estimate the amount of the potential outflow.

For the matters for which a reliable estimate can be made, the Group currently estimates that, as of March 31, 2017, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 1.7 billion for civil litigation matters (December 31, 2016: € 1.5 billion) and € 0.6 billion for regulatory enforcement matters (December 31, 2016: € 0.8 billion). These figures include matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party. For other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is more than remote but less than probable but the amount is not reliably estimable, and accordingly such matters are not included in the contingent liability estimates. For still other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is remote and therefore has neither recognized a provision nor included them in the contingent liability estimates.

This estimated possible loss, as well as any provisions taken, is based upon currently available information and is subject to significant judgment and a variety of assumptions, variables and known and unknown uncertainties. These uncertainties may include inaccuracies in or incompleteness of the information available to the Group, particularly at the preliminary stages of matters, and assumptions by the Group as to future rulings of courts or other tribunals or the likely actions or positions taken by regulators or adversaries may prove incorrect. Moreover, estimates of possible loss for these matters are often not amenable to the use of statistical or other quantitative analytical tools frequently used in making judgments and estimates, and are subject to even greater degrees of uncertainty than in many other areas where the Group must exercise judgment and make estimates. The estimated possible loss, as well as any provisions taken, can be and often are substantially less than the amount initially requested by regulators or adversaries or the maximum potential loss that could be incurred were the matters to result in a final adjudication adverse to the Group. Moreover, in several regions in which the Group operates, an adversary often is not required to set forth the amount it is seeking, and where it is, the amount may not be subject to the same requirements that generally apply to pleading factual allegations or legal claims.

The matters for which the Group determines that the possibility of a future loss is more than remote will change from time to time, as will the matters as to which a reliable estimate can be made and the estimated possible loss for such matters. Actual results may prove to be significantly higher or lower than the estimate of possible loss in those matters where such an estimate was made. In addition, loss may be incurred in matters with respect to which the Group believed the likelihood of loss was remote. In particular, the estimated aggregate possible loss does not represent the Group’s potential maximum loss exposure for those matters.

The Group may settle litigation or regulatory proceedings or investigations prior to a final judgment or determination of liability. It may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

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Current Individual Proceedings

Set forth below are descriptions of civil litigation and regulatory enforcement matters or groups of matters for which the Group has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk; similar matters are grouped together and some matters consist of a number of proceedings or claims. The disclosed matters include matters for which the possibility of a loss is more than remote but for which the Group cannot reliably estimate the possible loss.

Esch Funds Litigation. Sal. Oppenheim jr. & Cie. AG & Co. KGaA (“Sal. Oppenheim”) was prior to its acquisition by Deutsche Bank in 2010 involved in the marketing and financing of participations in closed end real estate funds. These funds were structured as Civil Law Partnerships under German law. Usually, Josef Esch Fonds-Projekt GmbH performed the planning and project development. Sal. Oppenheim held an indirect interest in this company via a joint-venture. In relation to this business a number of civil claims have been filed against Sal. Oppenheim. Some but not all of these claims are also directed against former managing partners of Sal. Oppenheim and other individuals. The claims brought against Sal. Oppenheim relate to investments of originally approximately € 1.1 billion. After certain claims have either been dismissed or settled, claims relating to investments of originally approximately € 330 million are still pending. Currently, the aggregate amounts claimed in the pending proceedings are approximately € 390 million. The investors are seeking to unwind their fund participation and to be indemnified against potential losses and debt related to the investment. The claims are based in part on an alleged failure of Sal. Oppenheim to provide adequate information on related risks and other material aspects important for the investors’ investment decision. Based on the facts of the individual cases, some courts have decided in favor and some against Sal. Oppenheim. Appeals are pending. The Group has recorded provisions and contingent liabilities with respect to these cases but has not disclosed the amounts thereof because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

FX Investigations and Litigations. Deutsche Bank has received requests for information from certain regulatory and law enforcement agencies globally in connection with investigations concerning trading in, and various other aspects of, the foreign exchange market. Deutsche Bank has and continues to cooperate with all such investigations. Relatedly, Deutsche Bank has conducted its own internal global review of foreign exchange trading and other aspects of its foreign exchange business.

On October 19, 2016, the U.S. Commodity Futures Trading Commission, Division of Enforcement (“CFTC”) issued a letter (“CFTC Letter”) notifying Deutsche Bank that the CFTC “is not taking any further action at this time and has closed the investigation of Deutsche Bank” regarding foreign exchange. As is customary, the CFTC Letter states that the CFTC “maintains the discretion to decide to reopen the investigation at any time in the future.” The CFTC Letter has no binding impact on other regulatory investigations regarding Deutsche Bank’s foreign exchange trading and practices, which remain pending.

On December 7, 2016, it was announced that Deutsche Bank reached an agreement with CADE, the Brazilian antitrust enforcement agency, to settle an investigation into conduct in the foreign exchange market by a former Brazil-based Deutsche Bank trader. As part of that settlement, Deutsche Bank paid a fine of BRL 51 million and agreed to continue to comply with the CADE’s administrative process until it is concluded. This resolves CADE’s administrative process as it relates to Deutsche Bank, subject to Deutsche Bank’s continued compliance with the settlement terms.

On February 13, 2017, the United States Department of Justice (“DOJ”), Criminal Division, Fraud Section, issued a letter (“DOJ Letter”) notifying Deutsche Bank that the DOJ has closed its criminal inquiry “concerning possible violations of federal criminal law in connection with the foreign exchange markets.” As is customary, the DOJ Letter states that the DOJ may reopen its inquiry if it obtains additional information or evidence regarding the inquiry. The DOJ Letter has no binding impact on other regulatory investigations regarding Deutsche Bank’s foreign exchange trading and practices, which remain pending.

On April 20, 2017, it was announced that Deutsche Bank AG, DB USA Corporation and Deutsche Bank AG New York Branch reached an agreement with the Board of Governors of the Federal Reserve System to settle an investigation into Deutsche Bank’s foreign exchange trading and practices. Under the terms of the settlement, Deutsche Bank entered into a cease-and-desist order, and agreed to pay a civil monetary penalty of U.S.$ 137 million. In addition, the Federal Reserve ordered Deutsche Bank to “continue to implement additional improvements in its oversight, internal controls, compliance, risk management and audit programs” for its foreign exchange business and other similar products, and to periodically report to the Federal Reserve on its progress.

Investigations conducted by certain other regulatory agencies are ongoing and Deutsche Bank is cooperating with these investigations.

Deutsche Bank also has been named as a defendant in multiple putative class actions brought in the U.S. District Court for the Southern District of New York alleging antitrust and U.S. Commodity Exchange Act claims relating to the alleged manipulation of foreign exchange rates. The complaints in the class actions do not specify the damages sought. On January 28, 2015, the federal court overseeing the class actions granted the motion to dismiss with prejudice in two actions involving non-U.S. plaintiffs while denying the motion to dismiss in one action involving U.S. plaintiffs then pending. Additional actions have been filed since the court’s January 28, 2015 order. There are now four U.S. actions pending. The first pending action is a consolidated

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action brought on behalf of a putative class of over-the-counter traders and a putative class of central-exchange traders, who are domiciled in or traded in the United States or its territories, and alleges illegal agreements to restrain competition with respect to and to manipulate both benchmark rates and spot rates, particularly the spreads quoted on those spot rates; the complaint further alleges that those supposed conspiracies, in turn, resulted in artificial prices on centralized exchanges for foreign exchange futures and options. A second action tracks the allegations in the consolidated action and asserts that such purported conduct gave rise to, and resulted in a breach of, defendants’ fiduciary duties under the U.S. Employment Retirement Income Security Act of 1974 (ERISA). The third putative class action was filed in the same court on December 21, 2015, by Axiom Investment Advisors, LLC alleging that Deutsche Bank rejected FX orders placed over electronic trading platforms through the application of a function referred to as “Last Look” and that these orders were later filled at prices less favorable to putative class members. Plaintiff has asserted claims for breach of contract, quasi-contractual claims, and claims under New York statutory law. Filed on September 26, 2016, and amended on March 24, 2017, the fourth putative class action (the “Indirect Purchasers” action) tracks the allegations in the consolidated action and asserts that such purported conduct injured “indirect purchasers” of FX instruments. These claims are brought pursuant to the Sherman Act and various states’ consumer protection statutes. Deutsche Bank’s motion to dismiss the consolidated action was granted in part and denied in part on September 20, 2016.

On August 24, 2016, the Court granted defendants’ motion to dismiss the ERISA action. Plaintiffs in that action have filed a notice of appeal to the United States Court of Appeals for the Second Circuit. On February 13, 2017, Deutsche Bank’s motion to dismiss the Last Look action was granted in part and denied in part. Plaintiffs in the Indirect Purchasers action filed an amended complaint on March 24, 2017. Deutsche Bank intends to move to dismiss this action. Discovery has commenced in the consolidated and Last Look actions. Discovery has not yet commenced in the Indirect Purchasers action.

Deutsche Bank also has been named as a defendant in two Canadian class proceedings brought in the provinces of Ontario and Quebec. Filed on September 10, 2015, these class actions assert factual allegations similar to those made in the consolidated action in the United States and seek damages pursuant to the Canadian Competition Act as well as other causes of action.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Interbank Offered Rates Matters. Regulatory and Law Enforcement Matters. Deutsche Bank has received requests for information from various regulatory and law enforcement agencies, including various U.S. state attorneys general, in connection with industry-wide investigations concerning the setting of the London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR) and other interbank offered rates. Deutsche Bank is cooperating with these investigations.

As previously reported, Deutsche Bank reached a settlement with the European Commission on December 4, 2013 as part of a collective settlement to resolve the European Commission’s investigations in relation to anticompetitive conduct in the trading of Euro interest rate derivatives and Yen interest rate derivatives. Under the terms of the settlement agreement, Deutsche Bank agreed to pay € 725 million in total. This fine has been paid in full and does not form part of the Bank’s provisions.

Also as previously reported, on April 23, 2015, Deutsche Bank entered into separate settlements with the U.S. Department of Justice (DOJ), the U.S. Commodity Futures Trading Commission (CFTC), the U.K. Financial Conduct Authority (FCA), and the New York State Department of Financial Services (DFS) to resolve investigations into misconduct concerning the setting of LIBOR, EURIBOR, and TIBOR. Under the terms of these agreements, Deutsche Bank agreed to pay penalties of U.S.$ 2.175 billion to the DOJ, CFTC and DFS and GBP 226.8 million to the FCA. As part of the resolution with the DOJ, DB Group Services (UK) Ltd. (an indirectly-held, wholly-owned subsidiary of Deutsche Bank) pled guilty to one count of wire fraud in the U.S. District Court for the District of Connecticut and Deutsche Bank entered into a Deferred Prosecution Agreement with a three year term pursuant to which it agreed (among other things) to the filing of an Information in the U.S. District Court for the District of Connecticut charging Deutsche Bank with one count of wire fraud and one count of price fixing in violation of the Sherman Act. The fines referred to above, which include a U.S.$ 150 million fine paid in April 2017 following the March 28, 2017 sentencing of DB Group Services (UK) Ltd., have been paid in full and do not form part of the Bank’s provisions.

On November 29, 2016, the U.S. Securities and Exchange Commission staff informed Deutsche Bank that it has concluded its IBOR investigation and that it does not intend to recommend an enforcement action by the Commission.

On December 21, 2016, the Swiss Competition Commission, WEKO, formally announced its IBOR-related settlement decisions addressing various banks, including Deutsche Bank AG, relating to EURIBOR and Yen LIBOR. On March 20, 2017, Deutsche Bank paid a fine of CHF 5.0 million with respect to Yen Libor and approximately CHF 0.4 million for WEKO’s fees. Deutsche Bank received full immunity from fines for EURIBOR in return for being the first party to notify such conduct to WEKO. The settlement amount was already fully reflected in the existing litigation provisions.

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As reported above, Deutsche Bank is subject to an inquiry by a working group of U.S. state attorneys general in relation to the setting of LIBOR, EURIBOR, and TIBOR. The Bank continues to cooperate with the U.S. state attorneys generals’ inquiry.

Other investigations of Deutsche Bank concerning the setting of various interbank offered rates remain ongoing, and Deutsche Bank remains exposed to further action. The Group has not disclosed whether it has established a provision or contingent liability with respect to the remaining investigations because it has concluded that such disclosure can be expected to seriously prejudice their outcome.

Overview of Civil Litigations. Deutsche Bank is party to 47 civil actions concerning alleged manipulation relating to the setting of various Interbank Offered Rates which are described in the following paragraphs. Most of the civil actions, including putative class actions, are pending in the U.S. District Court for the Southern District of New York (SDNY), against Deutsche Bank and numerous other defendants. All but six of the civil actions were filed on behalf of parties who allege losses as a result of manipulation relating to the setting of U.S. dollar LIBOR. The six civil actions pending against Deutsche Bank that do not relate to U.S. dollar LIBOR are also pending in the SDNY, and include two actions concerning Yen LIBOR and Euroyen TIBOR, one action concerning EURIBOR, one consolidated action concerning Pound Sterling (GBP) LIBOR, one action concerning Swiss franc (CHF) LIBOR, and one action concerning two Singapore Dollar (SGD) benchmark rates, the Singapore Interbank Offered Rate (SIBOR) and the Swap Offer Rate (SOR).

Claims for damages for all 47 of the civil actions discussed have been asserted under various legal theories, including violations of the U.S. Commodity Exchange Act (CEA), federal and state antitrust laws, the U.S. Racketeer Influenced and Corrupt Organizations Act (RICO), and other federal and state laws. In all but five cases, the amount of damages has not been formally articulated by the plaintiffs. The five cases that allege a specific amount of damages are individual actions consolidated in the U.S. dollar LIBOR multidistrict litigation and seek a minimum of more than U.S.$ 1.25 billion in damages in the aggregate from all defendants including Deutsche Bank. The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

U.S. dollar LIBOR. With two exceptions, all of the civil actions concerning U.S. dollar LIBOR are being coordinated as part of a multidistrict litigation (the “U.S. dollar LIBOR MDL”) in the SDNY. In light of the large number of individual cases pending against Deutsche Bank and their similarity, the civil actions included in the U.S. dollar LIBOR MDL are now subsumed under the following general description of the litigation pertaining to all such actions, without disclosure of individual actions except when the circumstances or the resolution of an individual case is material to Deutsche Bank.

Following a series of decisions in the U.S. dollar LIBOR MDL between March 2013 and December 2016 narrowing their claims, plaintiffs are currently asserting antitrust claims, CEA claims and state law fraud, contract, unjust enrichment and other tort claims. The court has also issued decisions dismissing certain plaintiffs’ claims for lack of personal jurisdiction and on statute of limitations grounds, which are currently the subject of additional briefing; further decisions are pending.

On May 23, 2016, the U.S. Court of Appeals for the Second Circuit issued an opinion reinstating antitrust claims against the defendants in the U.S. dollar LIBOR MDL, and remanded to the district court for further consideration. On December 20, 2016, the district court issued a ruling dismissing certain antitrust claims while allowing others to proceed.

Discovery is underway in several of the cases, with motions for class certification currently scheduled to be briefed by August 2017.

On January 10, 2017, Deutsche Bank entered into a preliminary agreement with plaintiffs to settle a putative class action pending as part of the U.S. dollar LIBOR MDL asserting claims based on alleged transactions in Eurodollar futures and options traded on the Chicago Mercantile Exchange (FTC Capital GmbH v. Credit Suisse Group AG). The settlement amount is already fully reflected in existing litigation reserves and no additional provisions have been taken for this settlement. The settlement agreement is subject to further documentation and approval by the court.

Finally, one of the actions in the U.S. dollar LIBOR MDL has been dismissed in its entirety, including (as to Deutsche Bank and other foreign defendants) on personal jurisdiction grounds, and plaintiffs have filed an appeal to the Second Circuit.

Both of the non-MDL U.S. dollar LIBOR cases have been dismissed. Plaintiffs in the non-MDL case proceeding in the SDNY have moved to amend their complaint, and a decision on that motion is pending. The dismissal of the other non-MDL case, which was proceeding in the U.S. District Court for the Central District of California, was affirmed by the Ninth Circuit in December 2016.

Yen LIBOR and Euroyen TIBOR. On January 24, 2017, Deutsche Bank entered into a preliminary agreement with plaintiffs to settle two putative class actions pending in the SDNY alleging manipulation of Yen LIBOR and Euroyen TIBOR (Laydon v. Mizuho Bank, Ltd. and Sonterra Capital Master Fund Ltd. v. UBS AG). The settlement amount is already fully reflected in existing litigation reserves and no additional provisions have been taken for this settlement. The settlement agreement is subject to further documentation and approval by the court.

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EURIBOR. On January 24, 2017, Deutsche Bank entered into a preliminary agreement with plaintiffs to settle a putative class action pending in the SDNY alleging manipulation of EURIBOR (Sullivan v. Barclays PLC). The settlement amount is already fully reflected in existing litigation reserves and no additional provisions have been taken for this settlement. The settlement agreement is subject to further documentation and approval by the court.

GBP LIBOR, CHF LIBOR, and SIBOR and SOR. Putative class actions alleging manipulation of Pound Sterling (GBP) LIBOR, Swiss Franc (CHF) LIBOR, and the Singapore Interbank Offered Rate (SIBOR) and Swap Offer Rate (SOR), respectively, are each pending in the SDNY. Each of these actions is the subject of fully briefed motions to dismiss. Decisions are pending.

Bank Bill Swap Rate Claims. On August 16, 2016, a putative class action was filed in the U.S. District Court for the Southern District of New York against Deutsche Bank and other defendants, bringing claims based on alleged collusion and manipulation in connection with the Australian Bank Bill Swap Rate (“BBSW”). The complaint alleges that the defendants, among other things, engaged in money market transactions intended to influence the BBSW fixing, made false BBSW submissions, and used their control over BBSW rules to further the alleged misconduct. Plaintiffs bring suit on behalf of persons and entities that engaged in U.S.-based transactions in BBSW-linked financial instruments from 2003 through the present. An amended complaint was filed on December 16, 2016, and defendants’ motions to dismiss have been filed.

Investigations Into Referral Hiring Practices and Certain Business Relationships. Certain regulators and law enforcement authorities in various jurisdictions, including the U.S. Securities and Exchange Commission and the U.S. Department of Justice, are investigating, among other things, Deutsche Bank’s compliance with the U.S. Foreign Corrupt Practices Act and other laws with respect to the Bank’s hiring practices related to candidates referred by clients, potential clients and government officials, and its engagement of finders and consultants. Deutsche Bank is responding to and continuing to cooperate with these investigations. Certain regulators in other jurisdictions have also been briefed on these investigations. The Group has recorded a provision with respect to certain of these regulatory investigations. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these regulatory investigations. Based on the facts currently known, it is not practicable at this time for the Bank to predict the timing of a resolution.

Kirch. The public prosecutor’s office in Munich (Staatsanwaltschaft München I) has conducted and is currently conducting criminal investigations in connection with the Kirch case inter alia with regard to former Deutsche Bank Management Board members. The Kirch case involved several civil proceedings between Deutsche Bank AG and Dr. Leo Kirch as well as media companies controlled by him. The key issue was whether an interview given by Dr. Rolf Breuer, then Spokesman of Deutsche Bank’s Management Board, in 2002 with Bloomberg television, during which Dr. Breuer commented on Dr. Kirch’s (and his companies’) inability to obtain financing, caused the insolvency of the Kirch companies. In February 2014, Deutsche Bank and the Kirch heirs reached a comprehensive settlement, which has ended all legal disputes between them.

The allegations of the public prosecutor are that the relevant former Management Board members failed to correct in a timely manner factual statements made by Deutsche Bank’s litigation counsel in submissions filed in one of the civil cases between Kirch and Deutsche Bank AG before the Munich Higher Regional Court and the Federal Court of Justice, after allegedly having become aware that such statements were not correct, and/or made incorrect statements in such proceedings, respectively.

On April 25, 2016, following the trial before the Munich District Court regarding the main investigation involving Jürgen Fitschen and four other former Management Board members, the Munich District Court acquitted all of the accused, as well as the Bank, which was a secondary participant in such proceedings. On April 26, 2016, the public prosecutor filed an appeal. An appeal is limited to a review of legal errors rather than facts. On October 18, 2016, a few weeks after the written judgment was served, the public prosecutor provided notice that it will uphold its appeal only with respect to former Management Board members Jürgen Fitschen, Dr. Rolf Breuer and Dr. Josef Ackermann and that it will withdraw its appeal with respect to former Management Board members Dr. Clemens Börsig and Dr. Tessen von Heydebreck for whom the acquittal thereby becomes binding.

The other investigations by the public prosecutor (which also deal with attempted litigation fraud in the Kirch civil proceedings) are ongoing. Deutsche Bank is fully cooperating with the Munich public prosecutor’s office.

The Group does not expect these proceedings to have significant economic consequences for it and has not recorded a provision or contingent liability with respect thereto.

KOSPI Index Unwind Matters. Following the decline of the Korea Composite Stock Price Index 200 (the “KOSPI 200”) in the closing auction on November 11, 2010 by approximately 2.7%, the Korean Financial Supervisory Service (“FSS”) commenced an investigation and expressed concerns that the fall in the KOSPI 200 was attributable to a sale by Deutsche Bank of a basket of stocks, worth approximately € 1.6 billion, that was held as part of an index arbitrage position on the KOSPI 200. On February 23, 2011, the Korean Financial Services Commission, which oversees the work of the FSS, reviewed the FSS’ findings and recommendations and resolved to take the following actions: (i) to file a criminal complaint to the Korean Prosecutor’s Office for alleged market manipulation against five employees of the Deutsche Bank group and Deutsche Bank’s subsidiary Deutsche Securities Korea Co. (DSK) for vicarious corporate criminal liability; and (ii) to impose a suspension of six months, commencing April 1, 2011 and ending September 30, 2011, of DSK’s business for proprietary trading of cash equities and listed derivatives

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and DMA (direct market access) cash equities trading, and the requirement that DSK suspend the employment of one named employee for six months. There was an exemption to the business suspension which permitted DSK to continue acting as liquidity provider for existing derivatives linked securities. On August 19, 2011, the Korean Prosecutor’s Office announced its decision to indict DSK and four employees of the Deutsche Bank group on charges of spot/futures linked market manipulation. The criminal trial commenced in January 2012. On January 25, 2016, the Seoul Central District Court rendered a guilty verdict against a DSK trader and a guilty verdict against DSK. A criminal fine of KRW 1.5 billion (less than € 2.0 million) was imposed on DSK. The Court also ordered forfeiture of the profits generated on the underlying trading activity. The Group disgorged the profits on the underlying trading activity in 2011. The criminal trial verdict has been appealed by both the prosecutor and the defendants.

In addition, a number of civil actions have been filed in Korean courts against Deutsche Bank and DSK by certain parties who allege they incurred losses as a consequence of the fall in the KOSPI 200 on November 11, 2010. First instance court decisions were rendered against the Bank and DSK in some of these cases starting in the fourth quarter of 2015. The outstanding known claims have an aggregate claim amount of approximately € 50 million (at present exchange rates). The Group has recorded a provision with respect to these outstanding civil matters. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these matters.

Life Settlements Investigation. U.S. federal law enforcement authorities are investigating Deutsche Bank’s historical life settlements business. Issues being examined include the origination and purchase of investments in life insurance assets during the 2005 to 2008 period. Relatedly, the Bank has been conducting its own internal review of its historical life settlement business. The Bank is cooperating with the investigating authorities.

The Group has not disclosed whether it has established a provision or contingent liability with respect to this matter because it has concluded that such disclosure can be expected to prejudice seriously its outcome.

Mortgage-Related and Asset-Backed Securities Matters and Investigation. Regulatory and Governmental Matters. Deutsche Bank, along with certain affiliates (collectively referred in these paragraphs to as “Deutsche Bank”), have received subpoenas and requests for information from certain regulators and government entities, including members of the Residential Mortgage-Backed Securities Working Group of the U.S. Financial Fraud Enforcement Task Force, concerning its activities regarding the origination, purchase, securitization, sale, valuation and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralized debt obligations (CDOs), other asset-backed securities and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information.

Discussions with the U.S. Department of Justice (DOJ) concerning a settlement of potential claims that the DOJ was considering bringing based on its investigation of Deutsche Bank’s RMBS origination and securitization activities began with an initial demand of U.S.$ 14 billion on September 12, 2016. On December 23, 2016, Deutsche Bank announced that it reached a settlement-in-principle with the DOJ to resolve potential claims related to its RMBS business conducted from 2005 to 2007. The settlement became final and was announced by the DOJ on January 17, 2017. Under the settlement, Deutsche Bank paid a civil monetary penalty of U.S.$ 3.1 billion and agreed to provide U.S.$ 4.1 billion in consumer relief.

In September 2016, Deutsche Bank received administrative subpoenas from the Maryland Attorney General seeking information concerning Deutsche Bank’s RMBS and CDO businesses from 2002 to 2009. On January 10, 2017, Deutsche Bank and the Maryland Attorney General reached a settlement-in-principle to resolve the matter for U.S.$ 15 million in cash and U.S.$ 80 million in consumer relief (to be allocated from the overall U.S.$ 4.1 billion consumer relief obligation agreed to as part of Deutsche Bank’s settlement with the DOJ). The agreement remains subject to completion of settlement documentation.

The Group has recorded provisions with respect to some of the outstanding regulatory investigations but not others. The Group has not disclosed the amount of these provisions because it has concluded that such disclosure can be expected to prejudice seriously the resolution of these regulatory investigations.

Issuer and Underwriter Civil Litigation. Deutsche Bank has been named as defendant in numerous civil litigations brought by private parties in connection with its various roles, including issuer or underwriter, in offerings of RMBS and other asset-backed securities. These cases, described below, allege that the offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination. The Group has recorded provisions with respect to several of these civil cases, but has not recorded provisions with respect to all of these matters. The Group has not disclosed the amount of these provisions because it has concluded that such disclosure can be expected to prejudice seriously the resolution of these matters.

Deutsche Bank is a defendant in a class action relating to its role as one of the underwriters of six RMBS offerings issued by Novastar Mortgage Corporation. No specific damages are alleged in the complaint. The lawsuit was brought by plaintiffs representing a class of investors who purchased certificates in those offerings. The parties recently reached a settlement-in-principle

89	Deutsche Bank Interim Report as of March 31, 2017	Information on the Consolidated Balance Sheet (unaudited) Provisions to resolve the matter for a total of U.S.$ 165 million, a portion of which will be paid by the Bank. Deutsche Bank expects that, once the settlement is fully documented, there will be a court approval process that will take several months before the settlement becomes final.

Aozora Bank, Ltd. (Aozora) filed lawsuits against Deutsche Bank entities (among others) asserting fraud and related claims in connection with Aozora’s investments in various CDOs, which allegedly declined in value. On January 14, 2015, the court granted the motion of Deutsche Bank AG and its subsidiary Deutsche Bank Securities Inc. to dismiss the action brought against both entities by Aozora relating to a CDO identified as Blue Edge ABS CDO, Ltd. Aozora appealed this decision and on March 31, 2016, the appellate court affirmed the lower court’s dismissal. Aozora has not sought a further appeal. Separately, another Deutsche Bank subsidiary, Deutsche Investment Management Americas, Inc., is a defendant, along with UBS AG and affiliates, in an action brought by Aozora relating to a CDO identified as Brooklyn Structured Finance CDO, Ltd. On October 13, 2015, the court denied defendants’ motion to dismiss Aozora’s claims for fraud and aiding and abetting fraud, and defendants appealed the decision. Oral argument was held on September 14, 2016, and on November 3, 2016, the appellate court reversed the lower court decision and granted defendants’ motions to dismiss Aozora’s claims. Aozora has not sought a further appeal, and on December 15, 2016, the court entered judgment dismissing the complaint.

Deutsche Bank is a defendant in three actions related to RMBS offerings brought by the Federal Deposit Insurance Corporation (FDIC) as receiver for: (a) Colonial Bank (alleging no less than U.S.$ 189 million in damages against all defendants), (b) Guaranty Bank (alleging no less than U.S.$ 901 million in damages against all defendants), and (c) Citizens National Bank and Strategic Capital Bank (alleging no less than U.S.$ 66 million in damages against all defendants). In separate actions brought by the FDIC as receiver for Colonial Bank and Guaranty Bank, the appellate courts have reinstated claims previously dismissed on statute of limitations grounds. In the case concerning Guaranty Bank, petitions for rehearing and certiorari to the U.S. Supreme Court were denied and discovery is ongoing. In the case concerning Colonial Bank, a petition for rehearing was denied and on October 6, 2016, defendants filed a petition for certiorari to the U.S. Supreme Court, which was denied on January 9, 2017. On January 18, 2017, a similar appeal in the action brought by the FDIC as receiver for Citizens National Bank and Strategic Capital Bank was also denied.

Residential Funding Company brought a repurchase action against Deutsche Bank for breaches of representations and warranties on loans sold to Residential Funding Company and for indemnification for losses incurred as a result of RMBS-related claims and actions asserted against Residential Funding Company. The complaint did not specify the amount of damages sought. On June 20, 2016, the parties executed a confidential settlement agreement, and on June 24, 2016, the Court dismissed the case with prejudice.

Deutsche Bank recently reached a settlement to resolve claims brought by the Federal Home Loan Bank of San Francisco on two resecuritizations of RMBS certificates for an amount not material to the Bank. Following this settlement and two other previous partial settlements of claims, Deutsche Bank remained a defendant with respect to one RMBS offering, for which Deutsche Bank, as an underwriter, was provided contractual indemnification. On January 23, 2017, a settlement agreement was executed to resolve the claims relating to that RMBS offering. Deutsche Bank expects that the matter will be dismissed shortly.

Deutsche Bank is a defendant in an action brought by Royal Park Investments (as purported assignee of claims of a special-purpose vehicle created to acquire certain assets of Fortis Bank) alleging common law claims related to the purchase of RMBS. The complaint did not specify the amount of damages sought. On April 29, 2016, Deutsche Bank filed a motion to dismiss, which is currently pending.

In June 2014, HSBC, as trustee, brought an action in New York state court against Deutsche Bank to revive a prior action, alleging that Deutsche Bank failed to repurchase mortgage loans in the ACE Securities Corp. 2006-SL2 RMBS offering. The revival action was stayed during the pendency of an appeal of the dismissal of a separate action wherein HSBC, as trustee, brought an action against Deutsche Bank alleging breaches of representations and warranties made by Deutsche Bank concerning the mortgage loans in the same offering. On March 29, 2016, the court dismissed the revival action, and on April 29, 2016, plaintiff filed a notice of appeal.

Deutsche Bank was named as a defendant in a civil action brought by the Charles Schwab Corporation seeking rescission of its purchase of a single Countrywide-issued RMBS certificate. In the fourth quarter of 2015, Bank of America, which indemnified Deutsche Bank in the case, reached an agreement to settle the action with respect to the single certificate at issue for Deutsche Bank. On March 16, 2016, the court finalized the dismissal with prejudice of Deutsche Bank Securities Inc. as a defendant.

On February 18, 2016, Deutsche Bank and Amherst Advisory & Management LLC (Amherst) executed settlement agreements to resolve breach of contract actions relating to five RMBS trusts. On June 30, 2016, the parties executed settlement agreements, amending and restating the agreements the parties signed on February 18, 2016. Following an August 2016 vote by the certificate holders in favor of the settlement, the trustee accepted the settlement agreements and dismissed the actions. On October 17, 2016, the parties filed stipulations of discontinuance with prejudice, which were so-ordered by the court on October 18 and October 19, 2016, thereby resolving the five actions. A portion of the settlement funds paid by Deutsche Bank was reimbursed by a non-party to the litigations.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	90
Interim Report as of March 31, 2017

Deutsche Bank was a defendant in an action brought by Phoenix Light SF Limited (as purported assignee of claims of special purpose vehicles created and/or managed by former WestLB AG) alleging common law and federal securities law claims related to the purchase of RMBS. On October 14, 2016, the parties finalized a settlement to resolve the matter for an amount not material to the Bank. On November 2, 2016, the court so-ordered a stipulation of discontinuance with prejudice, thereby resolving the action.

On February 3, 2016, Lehman Brothers Holding, Inc. (Lehman) instituted an adversary proceeding in United States Bankruptcy Court for the Southern District of New York against, among others, MortgageIT, Inc. (MIT) and Deutsche Bank AG, as alleged successor to MIT, asserting breaches of representations and warranties set forth in certain 2003 and 2004 loan purchase agreements concerning 63 mortgage loans that MIT sold to Lehman, which Lehman in turn sold to the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The complaint seeks indemnification for losses incurred by Lehman in connection with settlements entered into with Fannie Mae and Freddie Mac as part of the Lehman bankruptcy proceedings to resolve claims concerning those loans. On December 29, 2016, Lehman filed its second amended complaint against DB Structured Products, Inc. and MIT alleging damages of approximately U.S.$ 10.3 million.

In the actions against Deutsche Bank solely as an underwriter of other issuers’ RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now or may in the future be in bankruptcy or otherwise defunct.

Trustee Civil Litigation. Deutsche Bank is a defendant in eight separate civil lawsuits brought by various groups of investors concerning its role as trustee of certain RMBS trusts. The actions generally allege claims for breach of contract, breach of fiduciary duty, breach of the duty to avoid conflicts of interest, negligence and/or violations of the Trust Indenture Act of 1939, based on the trustees’ alleged failure to perform adequately certain obligations and/or duties as trustee for the trusts. The eight actions include two putative class actions brought by a group of investors, including funds managed by BlackRock Advisors, LLC, PIMCO-Advisors, L.P., and others (the BlackRock Class Actions), one putative class action brought by Royal Park Investments SA/NV, and five individual lawsuits. One of the BlackRock Class Actions is pending in the U.S. District Court for the Southern District of New York in relation to 62 trusts, which allegedly suffered total realized collateral losses of U.S.$ 9.8 billion, although the complaint does not specify a damage amount. On January 23, 2017, the Court granted in part and denied in part the trustees’ motion to dismiss. On February 3, 2017, the Court entered an order dismissing plaintiffs’ representations and warranties claims as to 21 trusts whose originators or sponsors had entered bankruptcy. The only claims that remain are for violation of the Trust Indenture Act of 1939 as to some trusts, and breach of contract. On March 27, 2017, the trustees filed an answer to the complaint. Discovery is ongoing. The second BlackRock Class Action is pending in the Superior Court of California in relation to 465 trusts, which allegedly suffered total realized collateral losses of U.S.$ 75.7 billion, although the complaint does not specify a damage amount. The trustees filed a demurrer seeking to dismiss the tort claims asserted by plaintiffs and a motion to strike certain elements of the breach of contract claim, and on October 18, 2016, the court sustained the trustees’ demurrer, dismissing the tort claims, but denied the motion to strike. On December 19, 2016, the trustees filed an answer to the complaint. Discovery is ongoing in that action. The putative class action brought by Royal Park Investments SA/NV is pending in the U.S. District Court for the Southern District of New York and concerns ten trusts, which allegedly suffered total realized collateral losses of more than U.S.$ 3.1 billion, although the complaint does not specify a damage amount. On March 21, 2017, the court denied Royal Park’s motion for class certification, but granted Royal Park leave to renew its motion to propose a redefined class. Discovery is ongoing.

The other five individual lawsuits include actions by (a) the National Credit Union Administration Board (“NCUA”), as an investor in 97 trusts, which allegedly suffered total realized collateral losses of U.S.$ 17.2 billion, although the complaint does not specify a damage amount; (b) certain CDOs (collectively, “Phoenix Light”) that hold RMBS certificates issued by 43 RMBS trusts, and seeking over U.S.$ 527 million of damages; (c) the Western and Southern Life Insurance Company and five related entities (collectively “Western & Southern”), as investors in 18 RMBS trusts, against the trustee for 10 of those trusts, which allegedly suffered total realized collateral losses of ”tens of millions of dollars in damages,” although the complaint does not specify a damage amount; (d) Commerzbank AG, as an investor in 50 RMBS trusts, seeking recovery for alleged “hundreds of millions of dollars in losses;” and (e) IKB International, S.A. in Liquidation and IKB Deutsche Industriebank AG (collectively, “IKB”), as an investor in 37 RMBS trusts, seeking more than U.S.$ 268 million of damages. In the NCUA case, the trustee’s motion to dismiss for failure to state a claim is pending and discovery is stayed. In the Phoenix Light case, discovery is ongoing as to the 43 trusts that remain in the case. In the Western & Southern case, the trustee filed its answer to the amended complaint on November 18, 2016, and discovery is ongoing as to the ten trusts that remain in the case. In the Commerzbank case, the trustee’s motion to dismiss for failure to state a claim was granted in part and denied in part on February 10, 2017, and discovery is ongoing as to the 50 trusts in the case. In the IKB case, a motion to dismiss was filed on October 5, 2016 and is pending; limited discovery has commenced as to the 34 trusts that remain in the case.

The Group believes a contingent liability exists with respect to these eight cases, but at present the amount of the contingent liability is not reliably estimable.

91	Deutsche Bank Interim Report as of March 31, 2017	Information on the Consolidated Balance Sheet (unaudited) Provisions

Postbank Voluntary Public Takeover Offer. On September 12, 2010, Deutsche Bank announced the decision to make a voluntary takeover offer for the acquisition of all shares in Deutsche Postbank AG. On October 7, 2010, the Bank published the official offer document. In its takeover offer, Deutsche Bank offered Postbank shareholders consideration of € 25 for each Postbank share. The takeover offer was accepted for a total of approximately 48.2 million Postbank shares.

In November 2010, a former shareholder of Postbank, Effecten-Spiegel AG, which had accepted the takeover offer, brought a claim against Deutsche Bank alleging that the offer price was too low and was not determined in accordance with the applicable law of the Federal Republic of Germany. The plaintiff alleges that Deutsche Bank had been obliged to make a mandatory takeover offer for all shares in Deutsche Postbank AG, at the latest, in 2009. The plaintiff avers that, at the latest in 2009, the voting rights of Deutsche Post AG in Deutsche Postbank AG had to be attributed to Deutsche Bank AG pursuant to Section 30 of the German Takeover Act. Based thereon, the plaintiff alleges that the consideration offered by Deutsche Bank AG for the shares in Deutsche Postbank AG in the 2010 voluntary takeover offer needed to be raised to € 57.25 per share.

The Cologne District Court dismissed the claim in 2011 and the Cologne appellate court dismissed the appeal in 2012. The Federal Court set aside the Cologne appellate court’s judgment and referred the case back to the appellate court. In its judgment, the Federal Court stated that the appellate court had not sufficiently considered the plaintiff’s allegation that Deutsche Bank AG and Deutsche Post AG “acted in concert” in 2009. The Cologne appellate court has scheduled a further hearing for November 8, 2017.

Starting in 2014, additional former shareholders of Deutsche Postbank AG, who accepted the 2010 tender offer, brought similar claims as Effecten-Spiegel AG against Deutsche Bank which are pending with the Cologne District Court, and three of these plaintiffs applied for model case proceedings (Musterverfahren) under the German Capital Markets Model Case Act. The Cologne District Court has heard these follow-on matters on January 27, 2017 and announced its intention to publish a decision on June 9, 2017.

In September 2015, former shareholders of Deutsche Postbank AG filed in the Cologne District Court shareholder actions against Deutsche Postbank AG to set aside the squeeze-out resolution taken in the shareholders meeting of Deutsche Postbank AG in August 2015. Among other things, the plaintiffs allege that Deutsche Bank AG was subject to a suspension of voting rights with respect to its shares in Postbank based on the allegation that Deutsche Bank AG failed to make a mandatory takeover offer at a higher price in 2009. The squeeze out is final and the proceeding itself has no reversal effect, but may result in damage payments. The claimants in this proceeding refer to legal arguments similar to those asserted in the Effecten-Spiegel proceeding described above. The Cologne District Court indicated its intention to announce a decision at the end of May 2017.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Precious Metals Investigations and Litigations. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to investigations of precious metals trading and related conduct. Deutsche Bank is cooperating with these investigations, and engaging with relevant authorities, as appropriate. Relatedly, Deutsche Bank has been conducting its own internal review of Deutsche Bank’s historic participation in the precious metals benchmarks and other aspects of its precious metals trading and precious metals business.

Deutsche Bank is a defendant in two consolidated class action lawsuits pending in the U.S. District Court for the Southern District of New York. The suits allege violations of U.S. antitrust law, the U.S. Commodity Exchange Act and related state law arising out of the alleged manipulation of gold and silver prices through participation in the Gold and Silver Fixes, but do not specify the damages sought. Deutsche Bank has reached agreements to settle both actions, the financial terms of which are not material to Deutsche Bank. The agreements remain subject to final court approval.

In addition, Deutsche Bank is a defendant in Canadian class action proceedings in the province of Ontario concerning gold and in the provinces of Ontario and Quebec concerning silver. Each of the proceedings seeks damages for alleged violations of the Canadian Competition Act and other causes of action.

The Group has recorded provisions with respect to certain of these matters. The Group has not disclosed the amount of these provisions, nor has it disclosed whether it has established provisions with respect to other matters referred above or any contingent liability with respect to any of those matters, because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Russia/UK Equities Trading Investigation. Deutsche Bank has investigated the circumstances around equity trades entered into by certain clients with Deutsche Bank in Moscow and London that offset one another. The total volume of the transactions under review is significant. Deutsche Bank’s internal investigation of potential violations of law, regulation and policy and into the related internal control environment has concluded, and Deutsche Bank is assessing the findings identified during the investigation; to date it has identified certain violations of Deutsche Bank’s policies and deficiencies in Deutsche Bank’s control environment. Deutsche Bank has advised regulators and law enforcement authorities in several jurisdictions (including Germany, Russia, the U.K. and U.S.) of this investigation. Deutsche Bank has taken disciplinary measures with regards to certain individuals in this matter and will continue to do so with respect to others as warranted.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	92
Interim Report as of March 31, 2017

On January 30 and 31, 2017, the New York State Department of Financial Services (DFS) and UK Financial Conduct Authority (FCA) announced settlements with the Bank related to their investigations into this matter. The settlements conclude the DFS and the FCA’s investigations into the bank’s anti-money laundering (AML) control function in its investment banking division, including in relation to the equity trading described above. Under the terms of the settlement agreement with the DFS, Deutsche Bank entered into a Consent Order, and agreed to pay civil monetary penalties of U.S.$ 425 million and to engage an independent monitor for a term of up to two years. Under the terms of the settlement agreement with the FCA, Deutsche Bank agreed to pay civil monetary penalties of approximately GBP 163 million. The settlement amounts were already materially reflected in existing litigation reserves.

Deutsche Bank is cooperating with other regulators and law enforcement authorities (including the DOJ and the Federal Reserve), which have their own ongoing investigations into these securities trades. The Group has recorded a provision with respect to these ongoing investigations. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of this matter.

Sovereign, Supranational and Agency Bonds (SSA) Investigations and Litigations. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to SSA bond trading. Deutsche Bank is cooperating with these investigations.

Deutsche Bank is a defendant in several putative class action complaints filed in the U.S. District Court for the Southern District of New York alleging violations of U.S. antitrust law and common law related to alleged manipulation of the secondary trading market for SSA bonds. These cases are in their early stages.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Trust Preferred Securities Litigation. Deutsche Bank and certain of its affiliates and former officers are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. On July 25, 2016, the court issued a decision dismissing all claims as to three of the five offerings at issue, but allowed certain claims relating to the November 2007 and February 2008 offerings to proceed. On November 17, 2016, Plaintiffs moved for class certification as to the November 2007 offering. On December 1, 2016, the Court stayed all proceedings in the action. On January 20, 2017, Plaintiffs amended their motion for class certification to include the February 2008 offering and seek to add an additional individual as a proposed class representative. On February 10, 2017, the Court (i) ordered that Plaintiffs on the November 2007 offering provide proof that they either sold at a loss or held to redemption, and otherwise stayed all proceedings with respect to the November 2007 offering, and (ii) stayed all proceedings with respect to the February 2008 offering pending a decision by the Supreme Court of the United States in California Public Employees’ Retirement System v. ANZ Securities in which the Supreme Court is expected to consider whether the filing of a putative class action serves to toll the three-year time limitation in Section 13 of the Securities Act with respect to the claims of putative class members. A decision is expected before the end of June 2017.

The Group has not disclosed whether it has established a provision or contingent liability with respect to this matter because it has concluded that such disclosure can be expected to seriously prejudice its outcome.

U.S. Embargoes-Related Matters. Deutsche Bank has received requests for information from certain U.S. regulatory and law enforcement agencies concerning its historical processing of U.S. dollar payment orders through U.S. financial institutions for parties from countries subject to U.S. embargo laws. These agencies are investigating whether such processing complied with U.S. federal and state laws. In 2006, Deutsche Bank voluntarily decided that it would not engage in new U.S. dollar business with counterparties in Iran, Sudan, North Korea and Cuba and with certain Syrian banks, and to exit existing U.S. dollar business with such counterparties to the extent legally possible. In 2007, Deutsche Bank decided that it would not engage in any new business, in any currency, with counterparties in Iran, Syria, Sudan and North Korea and to exit existing business, in any currency, with such counterparties to the extent legally possible; it also decided to limit its non-U.S. dollar business with counterparties in Cuba. On November 3, 2015, Deutsche Bank entered into agreements with the New York State Department of Financial Services and the Federal Reserve Bank of New York to resolve their investigations of Deutsche Bank. Deutsche Bank paid the two agencies U.S.$ 200 million and U.S.$ 58 million, respectively, and agreed to terminate certain employees, not rehire certain former employees and install an independent monitor for one year. In addition, the Federal Reserve Bank of New York ordered certain remedial measures, specifically, the requirement to ensure an effective OFAC compliance program and an annual review of such program by an independent party until the Federal Reserve Bank of New York is satisfied as to its effectiveness. The investigations of the U.S. law enforcement agencies (including the DOJ) remain ongoing.

93	Deutsche Bank Interim Report as of March 31, 2017	Information on the Consolidated Balance Sheet (unaudited) Shares Issued and Outstanding

The Group has not disclosed whether it has established a provision or contingent liability with respect to this matter because it has concluded that such disclosure can be expected to prejudice seriously its outcome.

U.S. Treasury Securities Investigations and Litigations. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to U.S. Treasuries auctions, trading, and related market activity. Deutsche Bank is cooperating with these investigations.

Deutsche Bank is a defendant in several putative class actions alleging violations of U.S. antitrust law, the U.S. Commodity Exchange Act and common law related to the alleged manipulation of the U.S. Treasury securities market. These cases are in their early stages and have been consolidated in the Southern District of New York.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Long-Term Debt

in € m.	Mar 31, 2017	Dec 31, 2016
Senior debt:

Bonds and notes
Fixed rate	85,011	84,924
Floating rate	37,509	37,082

Subordinated debt:

Bonds and notes
Fixed rate	4,887	4,882
Floating rate	1,891	1,906

Other	43,666	43,523

Total long-term debt	172,964	172,316

Shares Issued and Outstanding

in million	Mar 31, 2017	Dec 31, 2016
Shares issued	1,379.3	1,379.3

Shares in treasury	4.6	0.2

Thereof:

Buyback	4.4	0.0

Other	0.2	0.2

Shares outstanding	1,374.7	1,379.1

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	94
Interim Report as of March 31, 2017

Other Financial Information (unaudited)

Credit related Commitments and Contingent Liabilities

Irrevocable lending commitments and lending related contingent liabilities

In the normal course of business the Group regularly enters into irrevocable lending commitments, including fronting commitments as well as contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on third party’s failure to meet its obligations. For these instruments it is not known to the Group in detail if, when and to what extent claims will be made. In the event that the Group has to pay out cash in respect of its fronting commitments, the Group would immediately seek reimbursement from the other syndicate lenders. The Group considers all the above instruments in monitoring the credit exposure and may require collateral to mitigate inherent credit risk. If the credit risk monitoring provides sufficient perception about a loss from an expected claim, a provision is established and recorded on the balance sheet.

The following table shows the Group’s irrevocable lending commitments and lending related contingent liabilities without considering collateral or provisions. It shows the maximum potential utilization of the Group in case all these liabilities entered into must be fulfilled. The table therefore does not show the expected future cash flows from these liabilities as many of them will expire without being drawn and arising claims will be honored by the customers or can be recovered from proceeds of arranged collateral.

in € m.	Mar 31, 2017	Dec 31, 2016
Irrevocable lending commitments	170,234	166,063

Contingent liabilities	51,859	52,341

Total	222,093	218,404

Irrevocable payment commitments with regard to levies

Irrevocable payment commitments related to bank levy according to Bank Recovery and Resolution Directive (BRRD), the Single Resolution Fund (SRF) and the German statutory deposit protection amounted to € 280 million as of March 2017 as well as of December 2016.

Related Party Transactions

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Group’s related parties include:

–

key management personnel, close family members of key management personnel and entities which are controlled, significantly influenced by, or for which significant voting power is held by key management personnel or their close family members,

–	subsidiaries, joint ventures and associates and their respective subsidiaries, and
–	post-employment benefit plans for the benefit of Deutsche Bank employees.

Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank Group, directly or indirectly. The Group considers the members of the Management Board as currently mandated and the Supervisory Board of the parent company to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of March 31, 2017, were loans and commitments of € 50 million and deposits of € 9 million. As of December 31, 2016, there were loans and commitments of € 49 million and deposits of € 7 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

95	Deutsche Bank Interim Report as of March 31, 2017	Other Financial Information (unaudited) Related Party Transactions

Transactions with Subsidiaries, Associates and Joint Ventures

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures and their respective subsidiaries also qualify as related party transactions.

Transactions for subsidiaries, joint ventures and associates are presented combined in below table as these are not material individually.

Loans issued and guarantees granted

	Associated companies and other related parties
in € m.	Mar 31, 2017	Dec 31, 2016
Loans outstanding, beginning of period	297	396

Movement in loans during the period [1]	3	(86)

Changes in the group of consolidated companies	0	0

Exchange rate changes/other	7	(13)

Loans outstanding, end of period [2]	308	297

Other credit risk related transactions:
Allowance for loan losses	0	0

Provision for loan losses	1	0

Guarantees and commitments	56	62

[1]	Net impact of loans issued and loans repayment during the year is shown as “Movement in loans during the period”.
[2]

Loans past due were € 0 million as of March 31, 2017 and € 7 million as of December 31, 2016. For the above loans, the Group held collateral of € 14 million and € 22 million as of March 31, 2017 and December 31, 2016, respectively.

Deposits received

	Associated companies and other related parties
in € m.	Mar 31, 2017	Dec 31, 2016
Deposits, beginning of period	87	162

Movement in deposits during the period [1]	(18)	(74)

Changes in the group of consolidated companies	0	0

Exchange rate changes/other	(1)	(1)

Deposits, end of period	68	87

[1]	Net impact of deposits received and deposits repaid during the year is shown as “Movement in deposits during the period”.

Other Transactions

Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 32 million as of March 31, 2017, and € 8 million as of December 31, 2016. Trading liabilities and negative market values from derivative financial transactions with associated companies were € 0 million as of March 31, 2017, and € 0 million as of December 31, 2016.

Transactions with Pension Plans

The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management. Pension funds may hold or trade Deutsche Bank AG shares or securities. As of March 31, 2017, transactions with these plans were not material for the Group.

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Interim Report as of March 31, 2017

Non-Current Assets and Disposal Groups Held for Sale

Within the balance sheet, non-current assets and disposal groups held for sale are reported in Other assets and Other liabilities. This note provides further explanation on the nature and the financial impact of the non-current assets and disposal groups held for sale as of March 31, 2017.

Non-Current Assets and Disposal Groups Held for Sale at the Reporting Date

Total assets held for sale amounted to € 563 million as of March 31, 2017 (December 31, 2016: € 563 million) and the disposal groups included liabilities of € 890 million as of March 31, 2017 (December 31, 2016: € 701 million).

As of March 31, 2017, there were unrealized net losses of € 2 million (December 31, 2016: € 0 million) relating to non-current assets and disposal groups classified as held for sale recognized directly in accumulated other comprehensive income (loss).

Events after the Reporting Period

On April 7, 2017 Deutsche Bank has successfully completed the capital increase which was announced on March 5, 2017. Gross proceeds are € 8.0 billion. The subscription price was € 11.65 per share with a subscription rate of two to one. As a result of the rights issue, the number of Deutsche Bank shares has increased by 687.5 million, from 1,379.3 million to 2,066.8 million. Please see section “Outlook – Deutsche Bank Group” for related effects on capital ratios.

97	Deutsche Bank Interim Report as of March 31, 2017	Review Report

Deutsche Bank	5 – Other Information	98
Interim Report as of March 31, 2017

Other Information (unaudited)

Valuation Adjustments

In this document and other documents the Group has published or may publish, the Group refers to impacts on revenues and profit and loss from Debt Valuation Adjustments (DVA) and Funding Valuation Adjustments (FVA), as well as from regulatory capital hedges in respect of Credit Valuation Adjustments (CVA).

DVA incorporates the impact of the Group’s own credit risk in the fair value of financial liabilities, including derivative contracts. During the period the DVA pricing model was recalibrated for the market impact of the German Resolution Mechanism Act (Abwicklungsmechanismusgesetz), effective January 1, 2017 which provides increased credit protection to the Group’s derivative counterparties.

FVA is applied to derivative positions that are not wholly collateralized. It reflects the market implied funding costs on both assets and liabilities and has the effect of incorporating the present value of funding costs into the fair value of derivative positions that are not wholly collateralized.

CVA incorporates the impact of a counterparty’s credit risk in the fair value of derivatives. CRR/CRD 4 capital rules result in charges to the Group’s Risk-Weighted Assets (RWAs) in respect of Credit Valuation Adjustments (CVA). The Group has sought to mitigate these RWA charges through hedging with credit default swaps. These regulatory capital hedges are additional to those entered into to hedge CVA exposures under IFRS hedge accounting rules, and accordingly, result in mark-to-market movements in profit or loss that are reported as a revenue item.

The Group believes that the presentation of revenues and profit and loss measures excluding the impact of these items provides a more meaningful depiction of the underlying fundamentals of its businesses impacted by such items.

Non-GAAP Financial Measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Pro-forma fully loaded capital figures

In the Strategy and Outlook sections of this Interim Report, we describe the pro-forma impact of our April 2017 capital raise on our fully loaded CET 1 ratio and fully loaded leverage ratio, each as of March 31, 2017. In the case of the CET 1 capital ratio, the pro-forma capital figure was calculated by adding € 8.2 billion to the reported fully loaded CET 1 capital (comprised of € 7.9 billion net proceeds and € 0.3 billion from reversal of 10 % threshold deduction for deferred tax assets (DTA)) and € 0.7 billion to the reported fully loaded RWA (as € 0.3 billion DTA previously deducted from CET 1 capital would be risk weighted following the capital raise).

In the case of the leverage ratio, the pro-forma capital figure was calculated by adding € 8.2 billion to the reported fully loaded Tier 1 capital and € 8.2 billion to fully loaded leverage ratio exposure measure (comprised of € 7.9 billion net cash proceeds and € 0.3 billion from reversal of regulatory adjustment). These pro-forma figures are also non-GAAP financial measures.

Return on Equity Ratios

The Group reports a post tax return on average shareholders’ equity and a post-tax return on average tangible shareholders’ equity, each of which is a non-GAAP financial measure.

The post-tax returns on average shareholders’ equity and average tangible shareholders’ equity are calculated as net income (loss) attributable to Deutsche Bank shareholders as a percentage of average shareholders’ equity and average tangible shareholders’ equity, respectively.

99	Deutsche Bank Interim Report as of March 31, 2017	Other Information (unaudited) Non-GAAP Financial Measures

Net income (loss) attributable to Deutsche Bank shareholders is a non-GAAP financial measure and is defined as net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests. For the Group, it reflects the reported effective tax rate, which was 35 % for the three months ended March 31, 2017 and 59 % for the prior year’s comparative period. For the segments, the applied tax rate was 33 % for the current quarter and 35 % for the prior year’s quarter.

At the Group level, tangible shareholders’ equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders´ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments, as described in the section “Allocation of Average Shareholders’ Equity”. Shareholders’ equity and tangible shareholders’ equity are presented on an average basis.

The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier, and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations.

The reconciliation of the aforementioned ratios is set forth in the table below:

	Three months ended Mar 31, 2017
in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth & Commercial Clients	Deutsche Asset Manage- ment	Postbank	Non-Core Operations Unit	Consoli- dation & Adjust- ments	Total Consoli- dated
Income (loss) before income taxes (IBIT)	240	462	320	181	81	–	(406)	878

Income tax expense								(303)

Net Income (loss)	161	309	214	122	55	–	(286)	575

Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	–	(4)	(4)

Net Income attributable to DB shareholders and additional equity components	161	309	214	122	55	–	(290)	571

Average shareholders’ equity	28,232	12,207	8,449	4,760	5,565	–	599	59,812

Add (deduct) :

Average goodwill and other intangible assets	(1,990)	(1,310)	(1,679)	(3,840)	(375)	–	211	(8,984)

Average tangible shareholders’ equity	26,242	10,897	6,770	920	5,190	–	810	50,828

Post-tax return on average shareholders’ equity (in %)	2.3	10.1	10.1	10.2	3.9	–	N/M	3.8

Post-tax return on average tangible shareholders’ equity (in %)	2.5	11.4	12.7	52.9	4.2	–	N/M	4.5

N/M – Not meaningful

	Three months ended Mar 31, 2016
in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth & Commercial Clients	Deutsche Asset Manage- ment	Postbank	Non-Core Operations Unit	Consoli- dation & Adjust- ments	Total Consoli- dated
Income (loss) before income taxes (IBIT)	395	313	63	162	122	(533)	57	579

Income tax expense								(343)

Net Income (loss)	259	205	41	106	80	(349)	(105)	236

Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	0	(23)	(23)

Net Income attributable to DB shareholders and additional equity components	259	205	41	106	80	(349)	(128)	214

Average shareholders’ equity	26,878	12,167	8,921	5,870	5,113	3,611	15	62,575

Add (deduct) :

Average goodwill and other intangible assets	(1,538)	(1,112)	(1,821)	(4,840)	(271)	(585)	127	(10,040)

Average tangible shareholders’ equity	25,341	11,055	7,100	1,030	4,842	3,026	141	52,535

Post-tax return on average shareholders’ equity (in %)	3.8	6.7	1.8	7.2	6.2	N/M	N/M	1.4

Post-tax return on average tangible shareholders’ equity (in %)	4.1	7.4	2.3	41.2	6.6	N/M	N/M	1.6

N/M – Not meaningful

Deutsche Bank	5 – Other Information	100
Interim Report as of March 31, 2017

Adjusted Costs

Adjusted costs is one of the key performance indicators and is a non-GAAP financial measure most directly comparable to the IFRS financial measure noninterest expenses. Adjusted costs is calculated by adjusting noninterest expenses under IFRS for (i) impairment of goodwill and other intangible assets, (ii) litigation, (iii) policyholder benefits and claims and (iv) restructuring and severance. Policyholder benefits and claims arose from the Abbey Life Assurance business which was sold in late 2016 and so will not occur in future periods. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with our operating businesses.

	Three months ended Mar 31, 2017
in € m.	Global Markets	Corporate & Investment Banking	Private, Wealth & Commercial Clients	Deutsche Asset Manage- ment	Postbank	Non-Core Operations Unit	Consoli- dation & Adjust- ments	Total Consoli- dated
Noninterest expenses	2,338	1,308	1,566	425	657	–	39	6,334

Impairment of goodwill and other intangible assets	0	0	0	0	0	–	0	0

Litigation	(27)	(0)	3	(1)	(6)	–	0	(31)

Policyholder benefits and claims	0	0	0	0	0	–	0	0

Restructuring and severance	35	26	(37)	4	1	–	0	29

Adjusted costs	2,330	1,282	1,601	422	662	–	39	6,336

	Three months ended Mar 31, 2016
in € m.	Global Markets	Corporate & Investment Banking	Private, Wealth & Commercial Clients	Deutsche Asset Manage- ment	Postbank	Non-Core Operations Unit	Consoli- dation & Adjust- ments	Total Consoli- dated
Noninterest expenses	2,385	1,372	1,637	528	697	475	91	7,184

Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0	0

Litigation	(68)	(0)	4	1	4	242	5	187

Policyholder benefits and claims	0	0	0	44	0	0	0	44

Restructuring and severance	91	94	70	23	1	6	(0)	285

Adjusted costs	2,362	1,278	1,563	460	692	226	86	6,668

Book Value and Tangible Book Value per Basic Share Outstanding

Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible Book Value

in € m.	Mar 31, 2017	Dec 31, 2016
Total shareholders’ equity (Book value)	59,885	59,833

Goodwill and other intangible assets	(9,039)	(8,982)

Tangible shareholders’ equity (Tangible book value)	50,846	50,851

Basic Shares Outstanding

in million (unless stated otherwise)	Mar 31, 2017	Dec 31, 2016
Number of shares issued	1,379.3	1,379.3

Treasury shares	(4.6)	(0.2)

Vested share awards	43.2	20.8

Basic shares outstanding	1,417.9	1,399.9

Book value per basic share outstanding in €	42.24	42.74

Tangible book value per basic share outstanding in €	35.86	36.33

101	Deutsche Bank Interim Report as of March 31, 2017	Other Information (unaudited) Non-GAAP FInancial Measures

Fully loaded CRR/CRD 4 Measures

Our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes and are set forth throughout this document under CRR/CRD 4. CRR/CRD 4 provides for “transitional” (or “phase-in”) rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased out as the new rules on regulatory adjustments are phased in, as well as regarding the risk weighting of certain categories of assets. In some cases, CRR/CRD 4 maintains transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2 or Basel 2.5. The transitional rules relate, e.g., to the risk weighting of certain categories of assets. Unless otherwise noted, our CRR/CRD 4 solvency measures as of March, 31 2017 and December 31, 2016 set forth in this document reflect these transitional rules.

We also set forth in this document such CRR/CRD 4 measures on a “fully loaded” basis, reflecting full application of the final CRR/CRD 4 framework without consideration of the transitional provisions under CRR/CRD 4, except as described below.

The transitional rules include rules permitting the grandfathering of equity investments at a risk-weight of 100 % instead of a risk weight between 190 % and 370 % determined based on Article 155 CRR that would apply under the CRR/CRD 4 fully loaded rules. Despite the grandfathering rule for equity investments not applying under the full application of the final CRR/CRD 4 framework, we continue to apply it in our CRR/CRD 4 fully loaded methodology for a limited subset of equity positions, based on our intention to mitigate the impact of the expiration of the grandfathering rule through sales of the underlying assets or other measures prior to its expiration at end of 2017. We are closely monitoring the market and potential impacts from illiquid markets or other similar difficulties which could make it unfeasible to exit these positions.

As of March 31, 2017, our portfolio of transactions for which we applied the equity investment grandfathering rule in calculating our fully loaded RWA consisted of 9 transactions amounting to € 154 million in exposures. Had we not applied the grandfathering rule for these transactions, their fully loaded RWA would have been no more than € 570 million, and thus our Group fully loaded RWA would have been no more than € 358.1 billion as of March 31, 2017, rather than the Group fully loaded RWA of € 357.7 billion that we reported on a fully loaded basis with application of the grandfathering rule. Also, had we calculated our fully loaded CET 1 capital ratio, Tier 1 capital ratio and Total capital ratio using fully loaded RWAs without application of the grandfathering rule, such capital ratios would have remained unchanged (due to rounding) at the 11.9%, 13.1 % and 16.6%, respectively, that we reported on a fully loaded basis with application of the grandfathering rule.

As of December 31, 2016, our portfolio of transactions for which we applied the equity investment grandfathering rule in calculating our fully loaded RWA consisted of 15 transactions amounting to € 220 million in exposures. Had we not applied the grandfathering rule for these transactions, their fully loaded RWA would have been no more than € 816 million, and thus our Group fully loaded RWA would have been no more than € 358.1 billion as of December 31, 2016, rather than the Group fully loaded RWA of € 357.5 billion that we reported on a fully loaded basis with application of the grandfathering rule. Also, had we calculated our fully loaded CET 1 capital ratio, Tier 1 capital ratio and Total capital ratio as of December 31, 2016 using fully loaded RWAs without application of the grandfathering rule, such capital ratios would have remained unchanged (due to rounding) at the 11.8%, 13.1 % and 16.6%, respectively, that we reported on a fully loaded basis with application of the grandfathering rule.

As the final implementation of CRR/CRD 4 may differ from our expectations, and our competitors’ assumptions and estimates regarding such implementation may vary, our fully loaded CRR/CRD 4 measures may not be comparable with similarly labeled measures used by our competitors.

We believe that these fully loaded CRR/CRD 4 calculations provide useful information to investors as they reflect our progress against the new regulatory capital standards and as many of our competitors have been describing CRR/CRD 4 calculations on a fully loaded basis.

For descriptions of these fully loaded CRR/CRD 4 measures and the differences from the most directly comparable measures under the CRR/CRD 4 transitional rules, please refer to “Management Report: Risk Report: Risk and Capital Performance: Capital and Leverage Ratio”.

Deutsche Bank	5 – Other Information	102
Interim Report as of March 31, 2017

Imprint

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60262 Frankfurt am Main

Germany

Telephone: +49 69 9 10 00

deutsche.bank@db.com

Investor Relations:

+49 69 9 10-3 80 80

db.ir@db.com

Publication

Published on April 27, 2017

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 20, 2017 under the heading “Risk Factors”.